As filed with the Securities and Exchange Commission on March 24, 2014
Registration No. 333-192820/811-8878

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.   1                                                                                 (X)
POST-EFFECTIVE AMENDMENT NO.                                                                                  (   )
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940
Amendment No. 47                                                                    (X)
(Check appropriate box or boxes)

TFLIC Series Life Account

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
(Name of Depositor)

440 Mamaroneck Avenue
Harrison, NY 10528
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number:
(727) 299-1800

Arthur D. Woods, Esq.
Vice President
Transamerica Financial Life Insurance Company
570 Carillon Parkway
St. Petersburg, FL  33716
(Name and Address of Agent for Service)

Copy to:

Mary Jane Wilson-Bilik, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering:
As soon as practicable after effectiveness of this registration statement.
____________________
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
___________________

Title of securities being registered:
Units of interest in a separate account under individual flexible premium variable life policies.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

P R O S P E C T U S
____________, 2014
TFLIC TRANSAMERICA JOURNEY

issued through

TFLIC Series Life Account

by

Transamerica Financial Life Insurance Company
Home Office:
400 Mamaroneck Avenue
Harrison, New York 10528

Please direct transactions, claim forms, payments and
other correspondence and notices as follows:
Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-322-7353 (toll free)
Facsimile Transaction	1-727-299-1648 (Subaccount Transfers only) 1-727-299-1620 (all other facsimile transactions)
All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the TFLIC TRANSAMERICA JOURNEY, a flexible premium variable life insurance policy (the “Policy”). You can allocate your Policy Value to the Basic Interest Account (which credits a specified guaranteed interest rate) and/or to the TFLIC Series Life Account, which invests through its Subaccounts in Funds of the Transamerica Series Trust – Initial Class (“Series Trust”), the Fidelity Variable Insurance Products Funds– Service Class 2 (“Fidelity VIP Funds”), or the American Funds Insurance Series (the “American Funds”) (each a "Fund Group," collectively, "Fund Groups").  Please refer to the next page of this Prospectus for the list of Funds available to you under the Policy.

The value of your Policy that is allocated to the Subaccounts may fluctuate.  You bear the risk that your Policy Value may decrease.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. Additionally, it may not be to your advantage to borrow money to purchase the Policy or to take withdrawals from another policy you own to make Premium payments under the Policy.

Prospectuses for the Funds must accompany this prospectus. Please read these documents carefully before making any decision concerning the allocation of Net Premiums or Transfers among the Subaccounts and save them for future reference.

The Policy is not a bank deposit. The Policy is not Insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Funds Available Under Your Policy

Transamerica Series Trust:
➢ Transamerica Aegon Active Asset Allocation – Conservative VP
➢ Transamerica Aegon Active Asset Allocation – Moderate Growth VP
➢ Transamerica Aegon Active Asset Allocation – Moderate VP
➢ Transamerica Aegon Money Market VP
➢ Transamerica Barrow Hanley Dividend Focused VP
➢ Transamerica JPMorgan Core Bond VP
➢ Transamerica PIMCO Tactical - Balanced VP
➢ Transamerica PIMCO Tactical - Conservative VP
➢ Transamerica PIMCO Tactical -Growth VP
➢ Transamerica PIMCO Total Return VP
➢ Transamerica Vanguard ETF Portfolio - Balanced VP
➢ Transamerica Vanguard ETF Portfolio - Conservative VP
➢ Transamerica Vanguard ETF Portfolio - Growth VP
➢ Transamerica WMC Diversified Growth VP
American Funds Insurance Series:
➢ American Funds Growth Fund
➢ American Funds Growth-Income Fund
➢ American Funds International Fund
Fidelity Funds:
➢ Fidelity VIP Index 500 Portfolio

Table of Contents

Policy Benefits/Risks Summary                                                          TFLIC Transamerica Journey
Policy Benefits
Flexibility
Bands of Coverage
Choice of Death Benefit Option
Income Tax Compliance Tests
Death Benefit.
Right to Examine the Policy
Policy Value
Account Options
No Lapse Guarantee
Tax Benefits
Supplemental Benefits and Riders
Long Term Care Rider
Policy Risks
Long-Term Financial Planning
Risk of an Increase in Current Fees and Expenses
Investment Risks
Risks of Managing General Account Assets
Premium Payments
Lapse
Withdrawals and Loans
Surrenders
Tax Consequences of Withdrawals, Surrenders and Loans
Fund Risks
Fee Tables
Range of Expenses for the Funds
Transamerica Financial, the Separate Account, the Basic Interest Account and the Funds
Transamerica Financial
Financial Condition of the Company
Assets in the Separate Account
Assets in the General Account
Our Financial Condition
How to Obtain More Information
The Separate Account
Changes to the Separate Account
The Basic Interest Account
The Funds
Selection of Underlying Funds
Addition, Deletion, or Substitution of Funds
Your Right to Vote Fund Shares
Charges and Deductions
Premium Expense Charge
Monthly Deductions
Monthly Policy Fee
Cost of Insurance Charge
Monthly Expense Charge
Optional Insurance Riders
Mortality and Expense Risk Charge
Surrender Charge
Transfer Charge
Loan Interest Rate Charged
Cash Withdrawal Charge
Taxes
Rider Charges
Fund Expenses
Revenues We Receive
Other Payments
The Policy
Ownership Rights
Modifying the Policy
Purchasing a Policy
Tax-Free Section 1035 Exchanges
When Insurance Coverage Takes Effect
Conditional Insurance Coverage
Full Insurance Coverage and Allocation of Initial Premium
Backdating a Policy
Policy Changes
Premiums
Allocating Premiums
Premium Flexibility
Planned Periodic Payments
Minimum Monthly No Lapse Premium
Premium Limitations
Making Premium Payments
Transfers
General
Disruptive Trading and Market Timing
Statement of Policy
Detection
Deterrence.
Underlying Fund Frequent Trading Policies
Omnibus Order
Telephone and Fax Privileges
Basic Interest Account Transfers
Conversion Rights
Dollar Cost Averaging
Asset Rebalancing Program
Third Party Allocation Services
Valuation of the Policy
Policy Value
Persistency Credit
Cash Surrender Value
Subaccount Value
Subaccount Unit Value
Basic Interest Account Value
Payment upon Death of Insured
Death Benefit
Interest from Date of Death
Death Benefit Options
Changing the Death Benefit Option
Death Benefit After Age 121
Death Benefit with Long Term Care Rider
Effect of Cash Withdrawals on the Death Benefit
Increasing/Decreasing the Face Amount
Surrenders and Cash Withdrawals
Surrenders
Cash Withdrawals
Canceling a Policy
Long Term Care Rider
Signature Guarantees
Loans
General
Loan Interest Spread
Effect of Policy Loans
Policy Lapse and Reinstatement
Lapse
No Lapse Guarantee
Reinstatement
Federal Income Tax Considerations
Tax Status of the Policy
Tax Treatment of Policy Benefits
Other Policy Information
Settlement Options
Conditions
Payments We Make
Split Dollar Arrangements
Policy Termination
Assignment of the Policy
Supplemental Benefits (Riders)
Income Protection Option
Overloan Protection Rider
Terminal Illness Accelerated Death Benefit Endorsement
Base Insured Rider
Additional Insured Rider
Children’s Benefit Rider
Accidental Death Benefit  Rider
Disability Waiver of Monthly Deductions Rider
Disability Waiver of Premium Rider
Long Term Care Rider
Residual Death Benefit Endorsement
Additional Information
Unclaimed and Abandoned Property
Sending Forms and Transaction Requests in Good Order
Sale of the Policies
Policy Statements
Goal Tracker
Illustrations
Legal Proceedings
Financial Statements
Definitions
Appendix A - 1- Surrender Charge Per Thousand of Face Amount Layer
Appendix B –
Prospectus Back Cover

1
1
1
1
1
1
2
2
2
2
2
2
3
3
3
3
3
3
4
4
4
4
4
4
5
5
14
14
14
14
14
14
14
15
15
14
16
16
19
19
20
20
20
21
21
21
22
23
23
23
24
24
25
25
25
25
26
26
27
27
27
28
28
28
29
30
31
31
31
31
32
32
33
33
34
34
34
35
35
35
35
36
37
37
37
38
39
40
50
41
41
41
41
41
42
43
43
43
43
43
47
47
47
48
48
49
49
50
50
51
51
51
51
52
52
53
53
53
54
55
55
56
58
58
59
59
59
60
60
60
60
62
63
64
65
66
67
67
68
68
72
72
72
72
73
74
74
74
74
75
76
80
85

Policy Benefits/Risks Summary                                                                                                           TFLIC Transamerica Journey

This summary describes the Policy’s important benefits and risks.  The sections in this prospectus following this summary discuss the Policy in more detail.  Additional discussion is also included in the Statement of Additional Information (“SAI”). For your convenience, we have provided a section entitled "Definitions" in this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

Flexibility.  The Policy is designed to be flexible to meet your specific circumstances and life insurance needs.  Within certain limits, you can:

•	Choose the timing, amount and frequency of Premium payments.

•	Change the Death Benefit option.

•	Increase or decrease the amount of life insurance coverage.

•	Change the Beneficiary.

•	Transfer Policy Value among account options (“Account Option(s)”) (described below) available under the Policy.

•	Take a loan against the Policy.

•	Take cash withdrawals (“Cash Withdrawal(s)”) or surrender the Policy.

Bands of Coverage.  We offer four (4) bands of coverage under the Policy depending on the initial Face Amount of insurance you have selected and any adjustments to the Face Amount after issue:

•	Band 1: $100,000 - $249,999

•	Band 2: $250,000 - $499,999

•	Band 3: $500,000 - $999,999

•	Band 4: $1,000,000 and above

Certain Policy charges are based on the band of coverage. Generally, the higher bands have a lower charge rate, but the dollar value may be higher.

Choice of Death Benefit Option.  You may choose among three Death Benefit options:

•
Level Option - The Death Benefit remains level unless the Death Benefit factor multiplied by the Policy Value is greater than the Face Amount; the Death Benefit will then vary as the Policy Value varies.

•	Increasing Option - The Death Benefit remains level unless the Death Benefit factor calculation is greater than the Face Amount; the Death Benefit will then vary as the Policy Value varies.
•	Graded Option - The Death Benefit varies with the Policy Value and the Insured’s Age.

Please see the section of this prospectus entitled “Payment Upon Death of Insured – Death Benefit Options” for a complete discussion of the Death Benefit options.

 Income Tax Compliance Tests. You may choose between two federal income tax compliance tests for life insurance policies to calculate the minimum Death Benefit:

•	Cash Value Accumulation Test – generally does not limit the amount of Premiums you can pay into your Policy.
•	Guideline Premium Test – limits the amount of Premiums you can pay on your Policy, and the minimum Death Benefit will generally be smaller than under the Cash Value Accumulation Test.

The test you choose will generally depend on the amount of Premiums you want to pay relative to your desired Death Benefit.  Note:  You may not change tests.  Further information regarding the Death Benefit options and the federal income tax compliance tests is included in the section entitled “Death Benefit.”  You should consult your tax advisor when choosing the tax compliance test.

Death Benefit.  The Policy is designed to provide insurance protection.  Upon receipt of satisfactory proof of the death of the Insured, we pay death proceeds to the Beneficiary of the Policy subject to applicable law and in accordance with the terms of the Policy.  The amount of the Death Benefit generally depends on the Face Amount of insurance that you select, the Death Benefit option that you choose, your Policy Value, and any additional life insurance provided by Riders that you purchase.  The Death Benefit is reduced by any Loan Balance and any charges that are due and unpaid.

Right to Examine the Policy.  During the first ten days following your receipt of the Policy, you have the right to return the Policy to us (“Free Look Period”).  Note: If the Policy is replacement coverage, you will have a 60 day Free Look Period. We will refund the Premiums you paid plus any charges that were deducted from the Premiums you paid.

Policy Value.  Your Policy Value is the sum of values in the Basic Interest Account, the Subaccounts and the Loan Reserve on any business day.  It is not guaranteed - it depends on the investment performance of the Subaccounts you have chosen, the interest credited to the Basic Interest Account and the Loan Reserve, the timing and amount of Premium payments you have made, Policy charges, and how much you may have borrowed or withdrawn from the Policy. Investment returns are not guaranteed. The Policy is not suitable as a short-term investment or savings vehicle.

You can access your Policy Value in several ways:

•
Withdrawals - You can withdraw part of your Policy's net Cash Surrender Value.  Withdrawals are described in more detail in the section of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals.”

•
Loans – After the Free Look Period ends, you can take out a loan from the Policy using your Policy Value as security.  Loans and loan interest rates are described in more detail in the section of this prospectus entitled “Loans.”

•
Surrender - You can surrender or cash in your Policy for its Cash Surrender Value while the Insured is alive.  Surrenders are described in more detail in the section in this prospectus entitled “Surrenders and Cash Withdrawals – Surrenders.” You may pay a substantial Surrender Charge.

Account Options.  You can choose to allocate your net Premiums and Policy Value among the Subaccounts, each of which invests in a corresponding Fund.  Your Policy also offers a Basic Interest Account Option which provides a guaranteed minimum rate of interest. You can accumulate Policy Value in the Basic Interest Account and the Subaccounts without paying any current income tax.

You can Transfer your Policy Value among the Basic Interest Account and the Subaccounts during the life of your Policy. We may limit the number of Transfers out of the Basic Interest Account and, in some cases, may limit your Transfer activity to deter disruptive trading and market timing.  We may charge a $25 Transfer processing fee for each Transfer after the first 12 Transfers in a Policy Year.  For more details, please refer to the section entitled "Transfers" in this prospectus.

No Lapse Guarantee. Your Policy has a no Lapse guarantee which means that as long as certain requirements are met, your Policy will remain In Force and no grace period will begin until the No Lapse Ending Date shown in your Policy Data.  This is true even if your Cash Surrender Value is too low to pay the Monthly Deductions as long as, on any Monthly Policy Date, you have paid Premiums (minus any Cash Withdrawals, minus any Loan Balance and minus any accrued loan interest) that equal or exceed the sum of the Minimum Monthly No Lapse Premiums in effect for each month from the Policy Date up to and including the current month.  The no Lapse guarantee is discussed in more detail in the section of this prospectus entitled “Policy Lapse and Reinstatement.”

 Tax Effects.  We intend the Policy to qualify as a life insurance contract under the Internal Revenue Code so that the Death Benefit generally should not be taxable income to the Beneficiary.  If your Policy is not a Modified Endowment Contract (“MEC”) you will generally not be taxed on the gain in the Policy unless you take a cash withdrawal in excess of your basis in the Policy or a loan that is not repaid prior to surrender of your Policy.  If your Policy is a MEC, cash withdrawals, loans, assignments, and pledges are treated first as taxable income to you to the extent of gain then in the Policy and then as non-taxable recovery of basis.  In addition, such gains may be subject to a 10% penalty tax if received before natural age 59½.  Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more details.

Supplemental Benefits and Riders.  The Policy offers Riders that provide supplemental benefits under the Policy.  Depending on which Riders are selected, certain charges may be deducted from the Policy Value as part of the Monthly Deductions. The Riders available under this Policy include:

•	Income Protection Option – provides a Designated Payment upon the death of the Insured in a manner that differs from that set forth in the Base Policy.
•	Overloan Protection Rider – This Rider guarantees, as long as the Rider is in effect, that the Policy will not Lapse in certain circumstances.
•
Terminal Illness Accelerated Death Benefit Endorsement – This Rider allows the Company to pay a portion of the Death Benefit once the Company receives proof that the Insured is ill and has a life expectancy of one year or less.

•	Base Insured Rider – This Rider provides term insurance coverage on the Insured on a different basis from the coverage set forth in the Policy.
•	Additional Insured Rider – This Rider may insure the spouse (or a non-spouse additional Insured where required by state law) and/or dependent children of the Insured.
•
Children’s Insured Rider – This Rider provides insurance on the Insured’s children (or qualifying stepchildren) who are between the Ages of 15 days and 18 years on the effective date of the Rider or when added to the Rider due to birth or legal adoption.

•	Accidental Death Benefit Rider – This Rider pays the Face Amount if the death of the Insured results solely from bodily injury.
•	Disability Waiver of Monthly Deductions Rider – This Rider allows the Company to waive the Policy’s Monthly Deductions while an Insured is totally disabled (as defined in the Rider).
•
Disability Waiver of Premium Rider – This Rider allows the Company to apply the waiver of Premium benefit, as shown in the Policy Data, as if it is a Premium payment into the Policy, while the Insured is totally disabled.

•	Long Term Care Rider – This Rider provides that, upon meeting certain requirements, a monthly benefit to assist with expenses incurred by the Insured for receipt of qualifying long-term care services.
Note: Some Riders are not available in conjunction with one another.  Please see the section entitled “Supplemental Benefits (Riders)” for a complete description the Riders available under this Policy.

Policy Risks

Long-Term Financial Planning.  The Policy is designed to help meet long-term financial objectives by paying a Death Benefit to family members and/or other named Beneficiaries. It is not suitable as a short-term savings vehicle.  It may not be the right kind of policy if you plan to withdraw money or surrender the Policy for short-term needs.  A charge may be assessed on withdrawals.  You may pay substantial charges if you surrender your Policy. See the section of this prospectus entitled “Fee Tables” and your Policy for charges assessed when taking Cash Withdrawals from or surrendering your Policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Risk of an Increase in Current Fees and Expenses.  Certain fees and expenses are currently assessed at less than their guaranteed maximum levels.  In the future, these charges may be increased up to the guaranteed (maximum) levels.  If fees and expenses are increased, you may need to increase the amount and/or frequency of Premiums to keep the Policy In Force.

Investment Risks.  If you allocate Net Premiums and Policy Value to one or more Subaccounts, you will be subject to the risk that investment performance of the Subaccounts will be unfavorable and that your Policy Value will decrease.  Also, we deduct policy fees and charges from your Policy Value, which can significantly reduce the value.  During times of poor investment performance, this deduction will have an even greater impact on your Policy Value.  You could lose your Policy Value and your Policy could Lapse without value, unless you pay additional Premiums.  If you allocate Premiums to the Basic Interest Account, then we credit your Basic Interest Account value with interest at a rate declared by us. You assume the risk that the interest rate on the Basic Interest Account may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

Risks of Managing General Account Assets. The general account (“General Account”) assets of Transamerica Financial Life Insurance Company (“Transamerica Financial”) are used to support the payment of the Death Benefit and other cash value benefits under the Policies.  To the extent that Transamerica Financial is required to pay amounts in addition to the Policy Value other than the Death Benefit, such amounts will come from General Account assets.  You should be aware that the General Account assets are exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk, and are also subject to the claims of Transamerica Financial’s general creditors. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent with the General Account investments.

Premium Payments. If you choose the Guideline Premium Test, the federal tax laws limit the Premium payments you can make in relation to your Policy’s Death Benefit. We may refuse all or part of a Premium payment that you make, or remove all or part of a Premium from your Policy and return it to you with earnings under certain circumstances to maintain qualification of the Policy as a life insurance contract for federal income tax purposes. We may return Premiums that are less than minimum requirements.  Additionally, we reserve the right to refund any Premiums in a 12 month period in excess of the planned Premium plus $25,000, and we will reserve the right to refund any payment that would cause the Policy to become a modified endowment contract.  Please refer to the section in this prospectus entitled “Premiums – Premium Limitations” for additional details.

Lapse.  Your Policy will stay In Force as long as the Cash Surrender Value is sufficient to cover your Monthly Deductions and policy charges, or as long as the no Lapse guarantee is in effect.  Insufficient Premium payments, poor Subaccount investment performance, withdrawals, and unpaid loans or loan interest may cause your Policy to Lapse – which means you will no longer have insurance coverage.  A policy Lapse may have adverse tax consequences. There are costs associated with reinstating a Lapsed policy.  For a detailed discussion of your Policy’s Lapse and Reinstatement provisions, please refer to the section of this prospectus entitled “Policy Lapse and Reinstatement.”

Withdrawals and Loans.  Making a withdrawal or taking a loan may:

•	Reduce your Policy’s Face Amount.
•	Reduce the Death Benefit paid to your Beneficiary.
•	Make your Policy more susceptible to Lapsing.
•	Trigger federal income taxes and possibly a penalty tax.

Cash withdrawals will reduce your Policy Value. Withdrawals, especially those taken during periods of poor investment performance by the Subaccounts, could considerably reduce or eliminate some benefits or guarantees of the Policy. Federal income taxes and a penalty tax may apply to loans, cash withdrawals and surrenders. Please see the section of this prospectus entitled “Federal Income Tax Considerations.”

Be sure to plan carefully before using these policy benefits.  For a detailed description of withdrawals and loans, and any associated risks, please see the sections of this prospectus entitled “Surrenders and Cash Withdrawals – Cash Withdrawals” and/or “Loans.”

Surrenders.  If you surrender your Policy during the Surrender Charge Period (or during the additional Surrender Charge Period following an increase in Face Amount) you will pay a Surrender Charge. The Surrender Charge may be significant.  Federal income tax and/or a penalty tax may also apply.  Please see the section of this prospectus entitled “Federal Income Tax Considerations.”

Tax Consequences of Withdrawals, Surrenders and Loans. You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy Lapses and you have not paid any outstanding Policy Indebtedness.

If your Policy is a MEC, cash withdrawals, surrenders, assignments, pledges, and loans that you receive or make during the life of the policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken prior to natural age 59½.  Other tax issues to consider when you own a life insurance policy are described in more detail in the section of this prospectus entitled “Federal Income Tax Considerations.”

Note:  You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Fund Risks.  A comprehensive discussion of the risks of each Fund may be found in each Fund’s prospectus.  Please refer to the prospectuses for the Funds for more information.

There is no assurance that any Fund will meet its investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering your Policy. The tables are based on the 2001 Commissioners Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”). If the amount of a charge depends on the personal characteristics of the Insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy and the fees and charges of a representative Insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying or owning the Policy, paying Premiums, making cash withdrawals from the Policy, surrendering the Policy, or transferring Policy Value among the Subaccounts and the Basic Interest Account.

Transaction Fees

Charge	When Charge is	Amount Deducted
Deducted
		Maximum Guaranteed Charge	Current Charge1

Premium Expense Charge	Upon payment of each	As a percentage of	As a percentage of
	Premium	Premium payment	Premium payment
		5% all years	5% for years 1-5;
2.5% thereafter

Withdrawal Charge2	Upon withdrawal	$25	2% of the amount withdrawn, not to exceed $25

Expedited Delivery Charge (as requested for cash withdrawals or complete surrender payment)	At time of delivery	$30 for overnight delivery; $35 for Saturday delivery; $50 for wire service
Hypothetical Illustration Charge		$25 for requests after the first one in each year	0

1 The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.
2 Expedited delivery charges may apply, as listed in the above table. You can obtain further information about these charges by contacting our Administrative Office.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted

		Maximum Guaranteed Charge	Current Charge1

Surrender Charge3	Upon full surrender of the Policy during the Surrender Charge Period or during the Surrender Charge Period from the date of any increase in the Face Amount

Maximum Charge4		$34.20 per $1,000 of Face Amount during the first Policy Year	$34.20 per $1,000 of Face Amount during the first Policy Year

Minimum Charge5		$ 6.71 per $1,000 of Face Amount during the first Policy Year	$ 6.71 per $1,000 of Face Amount during the first Policy Year

Initial charge for a male Insured,		$11.36 per $1,000 of	$ 11.36 per $1,000 of

Age 35, in the non-smoker class of risk		Face Amount during the first Policy Year	Face Amount during the first Policy Year

Transfer Charge6	Upon Transfer	$25 for each Transfer in excess of 12 per Policy year	$25 for each Transfer in excess of 12 per Policy year

Terminal Illness Accelerated Death Benefit Endorsement7	When Rider is exercised	Discount Factor and an administrative fee based on cumulative annual cost-of-living increases as measured by the Consumer Price Index	Discount Factor and $350 administrative fee

3 The Surrender Charge will vary based on the Insured's Age, gender and underwriting class of risk on the Policy Date and at the time of any increase in the Face Amount. Each increase in Face Amount will have its own Surrender Charge Period starting on the date of the increase and Surrender Charges that are based upon the Insured's Age, gender and underwriting class of risk at the time of the increase. (Note: only the increase in Face Amount is subject to the additional Surrender Charge Period.) The Surrender Charge for each  increase in Face Amount (“layer”) is calculated as the Surrender Charge factor per $1,000 of Face Amount multiplied by the number of thousands of dollars of Face Amount in the layer, multiplied by the Surrender Charge.  The Surrender Charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the Surrender Charge Period after the Policy Date (or date of any Face Amount increase). The charges shown in the table may not be typical of the charges you will pay.  Please see the example in the “Surrender Charge” section of this prospectus.  More detailed information about the Surrender Charges applicable to you is available from your registered representative.

4 This maximum Surrender Charge is based on an Insured with the following characteristics: female, Age 85, in the standard smoker underwriting class of risk. This maximum charge may also apply to Insureds with other characteristics.

5 This minimum Surrender Charge is based on an Insured with the following characteristics: female, Age 0, in the juvenile underwriting class of risk. This minimum charge may also apply to Insureds with other characteristics.
6 The first 12 Transfers per Policy Year are free.

7 We do not assess a Monthly Deduction for this endorsement, but if exercised, we reduce the accelerated Death Benefit to compensate us for income lost due to early payment of the Death Benefit.  We assume a 12-month period for this discount and the annual interest rate we use will be a discount rate that is the greater of the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate.  Note – It is guaranteed not to exceed 3%.  We also assess an administrative charge for each Accelerated Death Benefit payment. The amount as of January 1, 2014 is $___, but will be subject to cumulative annual cost-of-living increases as measured by the Consumer Price Index for All Urban Consumers (CPI) since January 1, 2014.  For further information about the Terminal Illness Accelerated Death Benefit Endorsement, including a numerical example showing the calculation of a discounted accelerated Death Benefit and the impact of acceleration, please see the “Supplemental Benefits (Riders)” section of this prospectus.

The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Maximum Guaranteed Charge	Current Charge1
Monthly Policy Fee	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 121	$15.00 per month through Age 120 $0 at Age 121	$12.00 per month through Age 120 $0 at Age 121
Cost of Insurance8 (without Extra Ratings)9	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 121
Maximum Charge10		$83.33 per $1,000 of amount at risk per month11	$50.00 per $1,000 of amount at risk per month11

Minimum Charge12		$ 0.02 per $1,000 of amount at risk per month11	$0.01 per $1,000 of amount at risk per month11

Initial Charge for a male Insured, Age 35, in the non-smoker class of risk, Band 1		$0.09 per $1,000 of amount at risk per month11	$0.03 per $1,000 of amount at risk per month11

8 Cost of insurance charges are based on a number of factors, including, but not limited to: the Insured's Age, gender and underwriting class of risk, and the Policy’s Face Amount, Policy duration, and amount at risk. Cost of insurance rates generally will increase each year with the Insured's Age. Cost of insurance rates are generally lower for each higher band of Face Amount. For example, Band 2 (Face Amounts $250,000-$499,999) generally has lower cost of insurance rates than those of Band 1 (Face Amounts of $100,000 - $249,999). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy Data will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an Insured in a substandard underwriting class of risk with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the Insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of amount at risk.
10 This maximum charge is based on an Insured with the following characteristics: male, Age 85, standard smoker class of risk, with an initial Face Amount of $100,000 - $249,999 (Band 1) and in the 35th Policy Year. This maximum charge may also apply to Insureds with other characteristics.
11 The amount at risk equals the Death Benefit on a Monthly Policy Date, minus the Policy Value on such Monthly Policy Date.

12 This minimum charge is based on an Insured with the following characteristics: female, Age 5, juvenile class of risk, with an initial Face Amount of $1,000,000 or higher (Band 4) and in the 1st Policy Year. This minimum charge may also apply to Insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses

Charge	When Charge is	Amount Deducted
Deducted
		Maximum Guaranteed Charge	Current Charge1

Monthly Expense	Monthly, for 2- 5 years from the Policy Date, and for 2-5 years from the date of any increase in Face Amount
Charge Per Thousand13
(MECPT)

Maximum Charge14		$ 1.75 per $1,000 of	$ 1.75 per $1,000 of
		Face Amount per month	Face Amount per month
Minimum Charge15		$ 0.09 per $1,000 of	$0.09 per $1,000 of
		Face Amount per month	Face Amount per month
Initial Charge for a male Insured, Age 35, Band 1		$ 0.48 per $1,000 of Face Amount per month	$ 0.48 per $1,000 of Face Amount per month

Mortality and Expense	Daily	Annual rate of 0.60% for years 1-10 and 0.30% for years 11+ of average daily net assets of each Subaccount in which your Policy Value is allocated.	Annual rate of 0.00% of average daily net assets of each Subaccount in which your Policy Value is allocated.
Risk Charge

Loan Interest Spread16	On Policy Anniversary	1.0% (effective annual rate)	0.75% (effective annual
	or earlier, as		rate)
applicable17

13 We deduct the monthly expense charge on each Monthly Policy Date as part of the Monthly Deductions for a maximum of 5 years from the Policy Date based on the Insured's Age, gender and Policy Face Amount Band on the Policy Date. We also assess a new monthly expense charge (“MECPT”) for a maximum of 5 years following any increase in Face Amount that is based on the Insured's Age, gender and Policy Face Amount Band on the date of the increase.  The MECPT for an increase expires based on the years In Force since the date of the increase.  If the Policy Lapses and is Reinstated, the MECPT period is extended by the amount of time the Policy was Lapsed.
14 This maximum charge is based on an Insured with the following characteristics: Male, Age 65, Band 3. This maximum charge may also apply to Insureds with other characteristics.
15 This minimum charge is based on an Insured with the following characteristics: Female, Age 1, Band 4. This minimum charge may also apply to Insureds with other characteristics.

16 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to the Loan Reserve (an effective annual rate of 2.0% guaranteed). After the 10th Policy Year, we apply preferred loan rates on an amount equal to the Policy Value minus total Premiums paid (less any Cash Withdrawals) and minus any Loan Balance. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

17 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy Anniversary, or, if earlier, on the date of loan repayment, policy Lapse, Policy surrender, Policy Termination, or the Insured’s death.

Optional Rider Charges:18
Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
Deducted
		Maximum Guaranteed Charge	Current Charge1

Accidental Death	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 70
Benefit Rider

Maximum Charge19		$ 0.18 per $1,000 of Rider Face Amount per month	$ 0.18 per $1,000 of Rider Face Amount per month

Minimum Charge20		$ 0.10 per $1,000 of Rider	$ 0.10 per $1,000 of Rider
		Face Amount per month	Face Amount per month

Initial charge for a male Insured, Age 35		$ 0.10 per $1,000 of Rider Face Amount per month	$ 0.10 per $1,000 of Rider Face Amount per month
Disability Waiver	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 65 of Monthly

Deductions Rider21

Maximum Charge22		$ 0.39 per $1,000 of Base	$ 0.39 per $1,000 of Base
		Policy amount at risk per	Policy amount at risk per
		month11	month11
Minimum Charge23		$ 0.03 per $1,000 of Base	$0.03 per $1,000 of Base
		Policy amount at risk per	Policy amount at risk per
		month11	month11
Initial charge for a male Insured, Age 35		$ 0.05 per $1,000 of Base Policy amount at risk per month11	$ 0.05 per $1,000 of Base Policy amount at risk per month11

18 Optional Rider cost of insurance charges are based on a number of factors, including, but not limited to:  each Insured's Age, gender and underwriting class of risk and the Policy Year and Rider Face Amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Rider and Policy Data will indicate the Rider guaranteed cost of insurance charges applicable to your Policy.  You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.
19 This maximum charge is based on an Insured with the following characteristics: male, Age 66, and in the 1st Policy Year. This maximum charge may also apply to Insureds with other characteristics.
20 This minimum charge is based on an Insured with the following characteristics: male, Age 45, and in the 1st Policy Year. This minimum charge may also apply to Insureds with other characteristics.

21 Disability Waiver of Monthly Deductions charges are based on the Insured's Age and gender, and the amount at risk. The charges shown are for the Policy without Riders and other benefits.  The addition of Riders and other benefits would increase these charges. This charge does not vary once it is added to the Policy. The additional cost of insurance rates for the Rider shown in the table may not be representative of the charges you will pay. Your Policy Data will indicate the Disability Waiver of Monthly Deductions Rider charges applicable to Your Policy. You can obtain more detailed information concerning Your Disability Waiver of Monthly Deductions Rider charges by contacting your registered representative.
22 This maximum charge is based on an Insured with the following characteristics: female, Age 55 at issue. This maximum charge may also apply to Insureds with other characteristics.
23 This minimum charge is based on an Insured with the following characteristics: male, Age 18 at issue. This minimum charge may also apply to Insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Maximum Guaranteed Charge	Current Charge1

Disability Waiver of Premium Rider24	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 65

Maximum Charge25		$ 1.61 per $10 of monthly Rider benefit	$ 1.61 per $10 of monthly Rider benefit

Minimum Charge26		$ 0.28 per $10 of monthly Rider benefit
$ 0.28 per $10 of monthly Rider benefit

Initial charge for a male Insured, Age 35
		$0.47 per $10 of monthly Rider benefit	$ 0.47 per $10 of monthly Rider benefit

Children’s Benefit Rider27	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 65	$0.50 per $1,000 of Rider Face Amount per month	$0.50 per $1,000 of Rider Face Amount per month

Additional Insured Rider28 (without Extra Ratings)9	Monthly, on the Policy Date and on each Monthly Policy Date until the additional Insured reaches Age 100

Maximum Charge29		$ 31.37 per $1,000 of Rider Face Amount per month	$ 24.85 per $1,000 of Rider Face Amount per month

Minimum Charge30		$ 0.04 per $1,000 of Rider Face Amount per month	$ 0.01 per $1,000 of Rider Face Amount per month

24 The charge for this Rider is a level rate based on the Insured's Age, gender and the amount of monthly income benefit that would be paid in the event of a total disability as defined in the Rider. The monthly Rider benefit is the lesser of the Initial Monthly Planned Premium, the Monthly Guideline Level Premium, or $1,000 monthly.
25 This maximum charge is based on an Insured with the following characteristics: female, Age 55 at issue. This maximum charge may also apply to Insureds with other characteristics.
26 This minimum charge is based on an Insured with the following characteristics: male, Age 18 at issue. This minimum charge may also apply to Insureds with other characteristics.
27 The charge for this Rider is based on the Rider Face Amount and the cost per $1,000 does not vary.
28 Rider cost of insurance charges are based on a number of factors, including, but not limited to the Insured's Age, gender and underwriting class of risk, the Policy Year, and the Rider Face Amount. Cost of insurance rates generally will increase each year with the age of the Insured. The Rider’s cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Rider and Policy Data will indicate the maximum guaranteed Rider charges applicable to your Policy. You can obtain more information about these Riders by contacting your registered representative.
29 This maximum charge is based on an Insured with the following characteristics: male, Age 85 at issue, standard smoker underwriting class of risk and in the 15th Policy Year. This maximum charge may also apply to Insureds with other characteristics.
30 This minimum charge is based on an Insured with the following characteristics: female, Age 18, select nonsmoker class of risk and in the first Policy Year. This minimum charge may also apply to Insureds with other characteristics.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Maximum Guaranteed Charge	Current Charge1

Additional Insured Rider28 (cont.)

Initial charge for a
female Insured, Age 35, in the non-smoker
class of risk, Band 1

Monthly Expense Charge Per Thousand (MECPT)

Maximum Charge29

Minimum Charge30

Initial charge for a female Insured, Age 35, in the non-smoker class of risk, Band 1

	Monthly, on the Policy Date for four years from the date of issue or any increase or addition after issue.	$ 0.07 per $1,000 of Rider Face Amount per month $ 2.29 per $1,000 of Rider Face Amount per month $ 0.21 per $1,000 of Rider Face Amount per month $ 0.28 per $1,000 of Rider Face Amount per month	$ 0.02 per $1,000 of Rider Face Amount per month $ 2.29 per $1,000 of Rider Face Amount per month $ 0.21 per $1,000 of Rider Face Amount per month $ 0.28 per $1,000 of Rider Face Amount per month
Base Insured Rider28 (without Extra Ratings)9	Monthly, on the Policy Date and on each Monthly Policy Date until the Insured reaches Age 100

Maximum Charge29		$ 31.37 per $1,000 of Rider	$ 24.85 per $1,000 of Rider
		Face Amount per month	Face Amount per month
Minimum Charge30		$ 0.04 per $1,000 of Rider	$ 0.02 per $1,000 of Rider
		Face Amount per month	Face Amount per month
Initial charge for a Male Insured; Age 35, in the non-smoker class of risk, Band1		$ 0.09 per $1,000 of Rider	$ 0.02 per $1,000 of Rider
		Face Amount per month	Face Amount per month

Overloan Protection Rider	When Rider is exercised	One Time Charge31 Age Percentage 75-90 5% 91 4% 92 3% 93 2% 94-120 1%

__________________

31 Onetime charge equal to a percentage of gross Policy Value based on the Insured's Age.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is	Amount Deducted
	Deducted	Maximum Guaranteed Charge	Current Charge1

Long Term Care Rider	Monthly, on the Policy
Date and on each Monthly Policy Date until the Insured reaches Age 121

Maximum Charge32		$ 11.00 per $1,000 of policy amount at risk	$ 5.50 per $1,000 of policy amount at risk

Minimum Charge33		$ 0.04 per $1,000 of policy amount at risk	$ 0.02 per $1,000 of policy amount at risk

Initial charge for a male Insured, Age 35, in the non- smoker class of risk, Band 1		$ 0.05 per $1,000 of policy amount of risk	$ 0.03 per $1,000 of policy amount of risk

32 This maximum charge is based on an Insured with the following characteristics: male, Age 35, smoker class of risk and in the 75th Policy Year. This maximum charge may also apply to Insureds with other characteristics.
33This minimum charge is based on an Insured with the following characteristics: male, Age 18, preferred non-smoker class of risk and in the first Policy Year. This minimum charge may also apply to Insureds with other characteristics.

For information concerning compensation paid for the sale of the Policy, please see “Sale of the Policies.”

Range of Expenses for the Funds

The next table shows the lowest and highest total operating expenses charged by the Funds during the fiscal year ended December 31, 2013.1,2 Expenses of the Funds may be higher or lower in the future.  More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.
	Lowest	Highest
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.35%	1.25%
Net Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)2	0.35%	1.20%

1 The Fund expenses used to prepare this table were provided to Transamerica Financial by the Funds.  The expenses shown are those incurred for the year ended December 31, 2013. Current or future expenses may be greater or less than those shown.
2 The range of Net Annual Fund Operating Expenses takes into account contractual arrangements for 3 Funds that require a Fund’s investment adviser to reimburse or waive Fund expenses until April 30, 2015.

Transamerica Financial, the Separate Account, the Basic Interest Account and the Funds

Transamerica Financial

Transamerica Financial Life Insurance Company, located at 440 Mamaroneck Ave, Harrison, NY 10528, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

Financial Condition of the Company

The benefits under the Policy are paid by Transamerica Financial from its General Account assets and/or your Policy Value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account.  You assume all of the investment risk for your Policy Value that is allocated to the Subaccounts of the Separate Account.  Your Policy Value in those Subaccounts constitutes a portion of the assets of the Separate Account.  These assets are segregated and insulated from our General Account, and may not be charged with liabilities arising from any other business that we may conduct.  See "The Separate Account."

Assets in the General Account.  You also may be permitted to make allocations to the Basic Interest Account, which is supported by the assets in our General Account.  See "The Basic Interest Account."  Any guarantees under the Policy that exceed your Policy Value, such as those associated with the Policy’s Death Benefit, are paid from our General Account (and not the Separate Account).  Therefore, any amounts that we may be obligated to pay under the Policy in excess of Subaccount value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our General Account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the General Account.

Our Financial Condition.  As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our General Account to our policyowners.  We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our General Account, and may require purchasers of certain of the variable insurance products that we offer to allocate Premium payments and Policy Value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our General Account assets cannot be readily converted into cash to meet obligations to our policyowners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information.  We encourage both existing and prospective policyowners to read and understand our financial statements.  We prepare our financial statements on a statutory basis.  Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the New York Department of Insurance - as well as the financial statements of the Separate Account—are located in the Statement of Additional Information (SAI).  The SAI is available at no charge by sending your request to our Mailing Address –Transamerica Financial Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids Iowa 52499 - or by calling us at (800) 322-7353. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.  Our financial strength ratings, which reflect the opinions of leading independent rating agencies of Transamerica Financial’s ability to meet its obligations to its policyowners, are available on our website and the websites of these nationally recognized statistical ratings organizations--A.M. Best Company, Inc. (www.ambest.com), Moody's Investors Service, Inc. (www.moodys.com) Standard & Poor's Rating Services (www.standardandpoors.com) and Fitch, Inc. (www.fitchratings.com).

The Separate Account

The Separate Account is an investment account established by us under the laws of the New York to invest net Premiums received by us under one or more forms of variable adjustable life insurance. We own the assets in the Separate Account and we may use assets in the Separate Account to support other variable life insurance policies we issue and which invest in the Separate Account. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Separate Account is divided into Subaccounts, each of which invests in shares of a specific Fund. These Subaccounts buy and sell Fund shares at net asset value without any sales charge. Any dividends and distributions from a Fund are reinvested at net asset value in shares of that Fund.

Income, gains, and losses credited to, or charged against, a Subaccount of the Separate Account reflect the Subaccount’s own investment experience and not the investment experience of our other assets. The Separate Account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue and invest in the Separate Account. If the Separate Account’s assets exceed the required reserves and other liabilities, we may Transfer the excess to our General Account.

Changes to the Separate Account. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account, which may include:

•
Transferring assets of the Separate Account or any Subaccount, which we determine to be associated with the class of contracts to which the Policy belongs, to another Separate Account or Subaccount. In the event we make such a Transfer, the term “Separate Account” or “Subaccount” as used in the Policy shall mean the Separate Account or Subaccount to which we Transfer the assets;

•	Removing, combining, or adding Subaccounts and making the combined or added Subaccounts available for allocation of net Premiums;
•	Closing certain Subaccounts to allocations of new net Premiums by current or new owners;
•	Combining the Separate Account or any Subaccounts with one or more different Separate Accounts or Subaccounts;
•	Establishing additional Separate Accounts or Subaccounts to invest in new Fund Groups;
•	Operating the Separate Account as a management investment company;
•	Managing the Separate Account at the direction of a committee;
•	Endorsing the Policy, as permitted by law, to reflect changes to the Separate Account and Subaccounts as may be required by applicable law;
•	Changing the investment objective of a Subaccount;
•	Substituting, adding, or deleting Funds in which Subaccounts currently invest net Premiums, to include newly designated Funds;
•	Funding additional classes of variable life insurance contracts through the Separate Account; and

•	Restricting or eliminating any voting privileges of owners or other persons who have voting privileges in connection with the operation of the Separate Account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the Separate Account.

In addition, the Fund Groups that sell their shares to the Subaccounts may discontinue offering their shares to the Subaccounts.

The Basic Interest Account

The Basic Interest Account is part of Transamerica Financial’s General Account. We use General Account assets to support our insurance and annuity obligations other than those funded by the Separate Account.  Subject to applicable law, Transamerica Financial has sole discretion over the investment of the Basic Interest Account’s assets. Transamerica Financial bears the full investment risk for all amounts contributed to the Basic Interest Account.  Please see the section above entitled “Risks of Managing General Account Assets.”  Transamerica Financial guarantees that the amounts allocated to the Basic Interest Account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no formula for determining Basic Interest Account interest rates in excess of the guaranteed rate or any duration for such rates.

Money you place in the Basic Interest Account will begin earning interest credited daily and compounded annually at the Current Interest Rate in effect at the time it is allocated. Unless otherwise required by state law, we may restrict your allocations and Transfers to the Basic Interest Account if the Basic Interest Account value following the allocation or Transfer would exceed $250,000. (This restriction does not apply to any Transfers to the Basic Interest Account necessary in the exercise of conversion rights.) We may declare Current Interest Rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or Transfer to the Basic Interest Account. When we declare a Current Interest Rate higher than the guaranteed rate on amounts allocated to the Basic Interest Account, we guarantee the higher rate on those amounts for at least one year (the “guarantee period”). At the end of the guarantee period we may declare a new Current Interest Rate on those amounts and any accrued interest thereon. We will guarantee this new Current Interest Rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You assume the risk that the interest rate on the Basic Interest Account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2%.

We allocate amounts from the Basic Interest Account for cash withdrawals, Transfers to the Subaccounts, or Monthly Deductions charges on a first in, first out basis (“FIFO”) for the purpose of crediting interest.

The Basic Interest Account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Basic Interest Account.  Disclosures regarding the Basic Interest Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

The Funds

The Separate Account invests in Fund shares of a Fund Group. Each Fund is an investment division of a Fund Group, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.

Each Fund's assets are held separate from the assets of the other Funds, and each Fund has investment objectives and policies that are different from those of the other Funds.  Thus, each Fund operates as a separate investment Fund, and the income or loss of one Fund has no effect on the investment performance of any other Fund. Pending any required approval by a state insurance regulatory authority, certain Subaccounts and corresponding Funds may not be available to residents of some states.

Each Fund’s investment objective(s) and policies are summarized below. There is no assurance that a Fund will achieve its stated objective(s). Certain Funds may have investment objectives and policies similar to other Funds that are managed by the same investment adviser or sub-adviser. The investment results of the Funds, however, may be higher or lower than those of such other Funds. We do not guarantee or make any representation that the investment results of the Funds will be comparable to any other Fund, even those with the same investment adviser or manager.

You can find more detailed information about the Funds, including the investment objective and a description of risks, in the Fund prospectuses. You may obtain a free copy of the Fund prospectuses by contacting us at our Administrative Office (“Administrative Office”) at 1-800-322-7353. You should read the Fund prospectuses carefully.

Note: If you received a summary prospectus for a Fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full prospectus.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:
Transamerica Aegon Active Asset Allocation – Conservative VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks current income and preservation of capital.
Transamerica Aegon Active Asset Allocation – Moderate Growth VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica Aegon Active Asset Allocation – Moderate VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation and current income.
Transamerica Aegon Money Market VP2	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks maximum current income from money market securities consistent with liquidity and preservation of principal.
Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc. Barrow, Hanley, Mewhinney & Strauss, LLC	Seeks total return gained from the combination of dividend yield, growth of dividends and capital gains.
Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc. JPMorgan Investment Advisors Inc.	Seeks total return, consisting of income and capital appreciation.
Transamerica PIMCO Tactical-Balanced VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.
Transamerica PIMCO Tactical-Conservative VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.
Transamerica PIMCO Tactical-Growth VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks a combination of capital appreciation and income.

1Each of these asset allocation Funds is a Fund-of-Funds and invests in a combination of underlying Exchange Traded Funds (“ETFs”).  Please see the Fund’s prospectus for a description of the investment strategy and the risks associated with investing in the Fund.
2There can be no assurance that the Transamerica AEGON Money Market VP Fund will be able to maintain a stable net asset value per share.  During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the Transamerica AEGON Money Market VP Subaccount may become extremely low and possibly negative.

3This Fund utilizes both a tactical asset allocation strategy and a strategic asset allocation strategy to seek to achieve its objective by investing in underlying Funds that consist of ETFs and money market mutual Funds.   Please see the Fund’s prospectus for a complete description of the Fund’s investment strategies and the risks of investing in the Fund.

Fund	Investment Adviser/Sub-Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:
Transamerica PIMCO Total Return VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks maximum total return consistent with preservation of capital and prudent investment management.
Transamerica Vanguard ETF Portfolio-Balanced VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.
Transamerica Vanguard ETF Portfolio-Conservative VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks to balance capital appreciation and income.
Transamerica Vanguard ETF Portfolio-Growth VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.
Transamerica WMC Diversified Growth VP	Transamerica Asset Management, Inc. Wellington Management Company, LLP	Seeks to maximize long-term growth.
Fidelity Funds:
Fidelity VIP Index 500 Portfolio	Fidelity Management & Research Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500SM Index.
American Funds Insurance Series:
American Funds Growth Fund	Capital Research and Management Company	Seeks to provide growth of capital.
American Funds Growth-Income Fund	Capital Research and Management Company	Seeks to achieve long-term growth of capital and income.
American Funds International Fund	Capital Research and Management Company	Seeks to provide long-term growth of capital.
1Each of these asset allocation Funds is a Fund-of-Funds and invests in a combination of underlying Exchange Traded Funds (“ETFs”).  Please see the Fund’s prospectus for a description of the investment strategy and the risks associated with investing in the Fund.

Transamerica Asset Management, Inc. (“TAM”), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by our affiliates, Western Reserve Life Assurance Co. of Ohio (77%), and AUSA Holding Company (23%), and serves as investment adviser to the Transamerica Series Trust (“Series Trust”) and manages the Series Trust in accordance with policies and guidelines established by the Series Trust’s Board of Trustees. For certain Funds, TAM has engaged investment sub-advisers to provide Fund management services. TAM and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. Please see the Series Trust prospectuses for more information regarding TAM and the investment sub-advisers.

Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity Index 500 Portfolio and manages the Fund in accordance with policies and guidelines established by the Fidelity VIP Funds’ Board of Trustees. FMR is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Please see the Fidelity VIP prospectus for more information regarding FMR.

Capital Research and Management Company (“Capital”), located at 333 South Hope Street, Los Angeles, California 90071 and 6455 Irvine Center Drive, Irvine, California 92618, serves as the investment adviser to the American Funds Insurance Series (and to other mutual Funds). Capital is a wholly owned subsidiary of The Capital Group Companies, Inc. and was founded in 1931.  Capital manages the Funds in accordance with the policies and guidelines established by the Series Board of Trustees.  Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  Please see the American Funds Insurance Series prospectus for more information regarding Capital.

Selection of Underlying Funds.  The underlying Funds offered through this product are selected by Transamerica Financial.  Transamerica Financial may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying Fund with our hedging strategy, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying Fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Fund can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenue We Receive.”)  We review the Funds periodically and may remove a Fund or limit its availability to new Premiums and/or Transfers of Policy Value if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust Funds at least in part because they are managed by TAM, our directly owned subsidiary.

You are responsible for choosing the Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your Subaccount selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Funds including each Fund’s prospectus, statement of additional information and annual and semi-annual reports. After you select Funds for your Initial Premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Policy Value resulting from the performance of the Funds you have chosen.

We do not recommend or endorse any particular Fund and we do not provide investment advice.

Addition, Deletion, or Substitution of Funds.  We do not guarantee that each Fund will always be available for investment through the Policy.  We reserve the right, subject to compliance with applicable law, to add new Funds or Fund classes, close existing Funds or Fund classes, or substitute Fund shares that are held by any Subaccount for shares of a different Fund.  New or substitute Funds may have different fees and expenses and their availability may be limited to certain classes of purchasers.  We will not add, delete or substitute any shares attributable to your interest in a Subaccount without notice to you and prior approval of the SEC to the extent required by the 1940 Act or other applicable law.  We may also decide to purchase securities from other Funds for the Separate Account.  We reserve the right to Transfer Separate Account assets to another Separate Account that we determine to be associated with the class of contracts to which the Policy belongs.

Your Right to Vote Fund Shares.  Even though we are the legal owner of the Fund shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Funds, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a Fund’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of Fund shares that corresponds to the amount of Policy Value you have in that Fund (as of a date set by the Fund).

If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote Fund shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

Charges and Deductions

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	•	The Death Benefit, cash and loan benefits.
	•	Account Options, including Premium allocations.
	•	Administration of elective options.
	•	The distribution of reports to owners.

Costs and expenses we incur:	•	Costs associated with processing and underwriting applications
	•	Expenses of issuing and administering the Policy (including any policy Riders).
	•	Overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies.
	•	Other costs of doing business, such as collecting Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local Premium and other taxes and fees.

Risks we assume:	•	That the charges we may deduct may be insufficient to meet our actual claims because Insureds die sooner than we estimate.
	•	That the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Expense Charge

Before we allocate the Net Premium payments you make, we will deduct the following Premium Expense Charge:

The Premium Expense Charge is equal to:	•	5% of Premiums during the first 5 Policy Years and 2.5% thereafter. We guarantee that this charge will not exceed 5%.

Some or all of the Premium Expense Charges we deduct are used to pay the aggregate policy costs and expenses we incur, including distribution costs and/or state premium taxes.

Monthly Deductions

We take Monthly Deductions from the Policy Value on the Policy Date and on each Monthly Policy Date before the Insured's Age 121.   Monthly Deductions will be taken on a pro-rata basis from each Account Option unless you elect self-directed Monthly Deductions.  You may elect self-directed Monthly Deductions by sending us a request in a form satisfactory to us.  If self-directed Monthly Deductions are elected, the portion of each Monthly Deduction taken from each Account Option will equal the Monthly Deduction times the selected percentage for that Account Option.  If any of the selected Account Options would be reduced to zero by the current Monthly Deduction, Monthly Deductions will be taken on a pro-rata basis from each Account Option, according to the portion of the Policy Value in each.

You may change the election of self-directed Monthly Deductions by sending us a request in a form satisfactory to us.  The change to or from self-directed Monthly Deductions will be effective on the date we record the change.

 Because portions of the Monthly Deductions (such as cost of insurance) can vary monthly, the Monthly Deductions will also vary.

Each Monthly Deduction consists of:	•	The monthly policy fee for the Policy; plus
	•	The monthly cost of insurance charge for the Policy (including any surcharge associated with flat extra or substandard table ratings): plus
	•	The monthly expense charge for the Policy; plus
	•	Any charge for additional benefits provided by Riders.

Monthly Policy Fee. This fee is determined by us and is used to cover aggregate policy expenses.  We may increase or decrease the fee from time to time, but we will never charge in excess of the guaranteed maximum monthly policy fee shown in the Policy Data.  Any change in the monthly policy fee will be applied uniformly to all policies with the same Face Amount, Age, sex and class of risk that have been in effect for the same length of time.

•	This charge varies by Age at issue and Policy duration and is charged each month until Age 121:
	Guaranteed	Current
	$15/month	$12/month
•	This charge is determined by us, but we guarantee this charge will never be more than $15 per month for all Ages and durations and will be $0 starting at Age 121.
•	This charge is used to cover aggregate policy expenses.

Cost of Insurance Charge.  To determine the appropriate monthly cost of insurance rates, we use our current monthly cost of insurance rate tables in effect for the Policy using the Face Amount and the Insured's Age, sex, class of risk, and any substandard rating (as shown in the Policy Data) and the length of time since the Policy Date or the date of any increase in Face Amount.  Different monthly cost of insurance rates may apply to increases in the Face Amount following the Policy Date and any additional Death Benefit caused by the application of the Death Benefit factor.  Monthly cost of insurance rates may be changed by us from time to time.  A change in the monthly cost of insurance rates will apply to all persons of the same Face Amount, Age, sex, class of risk and any substandard rating whose policies or increases in the Face Amount have been in effect for the same length of time.  The rates will not exceed those shown in the table of guaranteed maximum monthly cost of insurance rates using the Insured's Age, sex and class of risk, adjusted for any rating.

The monthly cost of insurance as of each Monthly Policy Date is determined as follows:
1.	Determine the amount at risk by subtracting the Policy Value from the amount of the Death Benefit.
2.	Divide the amount by 1,000.
3.	Allocate the result as set forth below and multiply each resulting amount by the appropriate monthly cost of insurance rate to arrive at the monthly cost of insurance.

In determining the amount at risk and the appropriate monthly cost of insurance rates, we first apply the Policy Value to the initial Face Amount.  If the Policy Value exceeds the initial Face Amount, we will then apply the remaining Policy Value to any increases in the Face Amount in the order of their occurrence.  Any remaining Policy Value will then be applied to any additional Death Benefit caused by the application of the death factor.

Your monthly current cost of insurance rate depends, in part, on your Face Amount band. The Face Amount bands available are:

➢	Band 1: $100,000 - $249,999
➢	Band 2: $250,000 - $449,999
➢	Band 3: $500,000 - $999,999
➢	Band 4: $1,000,000 and above

Cost of insurance rates are generally lower for each higher band of Face Amount.

We determine your Face Amount band by referring to the Face Amount for the Base Policy (that is, the initial Face Amount on the Policy Date, plus any increases, and minus any decreases).

If the Insured's Age is 0-17 on the Policy Date, the class of risk will be “Juvenile” and the guaranteed maximum cost of insurance rates will be the composite rates in the 2001 C.S.O. Table. We will notify you 60 days prior to the Insured's Age 18 that the Insured is eligible for reclassification to an adult Non-Smoker class of risk upon proper evidence of insurability.  If you do not respond to our notification, or if the Insured does not qualify for reclassification as a Non-Smoker user, the guaranteed maximum cost of insurance rates will continue to be the composite rates in the 2001 C.S.O. Table.

The factors that affect the net amount at risk for each layer of Face Amount include the investment performance of the Subaccounts in which you allocate Policy Value, payment of Premiums, the fees and charges deducted under the Policy, the Death Benefit option you choose, as well as any Policy transactions (such as loans, Cash Withdrawals, Transfers, and changes in Face Amount). The actual monthly cost of insurance rates is primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the 2001 C.S.O. Mortality Tables and the Insured's Age, gender, and underwriting class of risk.

If you increase the Face Amount, different monthly cost of insurance rates may apply to that layer of Face Amount, based on factors such as the Insured's Age and underwriting class of risk at the time of the increase, gender, and the length of time since the increase. Increases in Face Amount may move the Policy into a higher Face Amount band, resulting in a decrease in the rates for the cost of insurance charge and possibly the Premium Expense Charges because the Premium Expense Charges are based on the Face Amount In Force on the Base Policy at the time the Premium is received.

Decreases in Face Amount may cause the Policy to drop into a lower band of Face Amount and may result in an increase in the rates for the cost of insurance and Premium Expense Charges.  Decreases in Face Amount will be applied on a last-in, first-out basis to the Face Amount, and will first reduce the Face Amount provided by the most recent increase in Face Amount, then reduce the next most recent increases, successively, and thereafter reduce the initial Face Amount.

The underwriting class of risk of the Insured will affect the cost of insurance rates. In determining underwriting classifications, we apply certain criteria that are based on an assessment of the Insured's life expectancy.  We currently place Insureds into preferred and standard classes. We also place Insureds into substandard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an Insured may be placed into an extra risk factor class of risk include, but are not limited to, medical history, avocation, occupation, driving record, or planned future travel (where permitted by state law).

We may issue certain Policies on a simplified issue, guaranteed issue or expedited basis. Cost of insurance rates charged for any Policies issued on a simplified, guaranteed or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that we offer using different underwriting criteria.

Monthly Expense Charge.  This charge equals:

•	The Face Amount on the Policy Date divided by 1,000 and then multiplied by the applicable monthly expense charge per thousand; plus
•	The monthly expense charge for each increase in Face Amount caused by a requested increase; minus
•	The monthly expense charge for any Face Amount that has been decreased.

           We determine the rate of the monthly expense charge per 1,000 and may change it from time to time, but will never charge in excess of the applicable guaranteed maximum monthly expense charge per 1,000.  The monthly expense charge per 1,000 applicable to an increase in the Face Amount may be different from the monthly expense charge per 1,000 on the initial Face Amount.  The guaranteed maximum monthly expense charge per 1,000 in effect on the Policy Date is shown in the Policy Data.  Any change in the monthly expense charge per 1,000 will be applied uniformly to all policies or Face Amount increases with the same Face Amount, Age, sex and underwriting class of risk that have been in effect for the same length of time.

Optional Insurance Riders.  The Monthly Deductions will include charges for any optional insurance benefits you add to your Policy by Rider.  Please refer to the section below entitled “Rider Charges” for a description of the Rider charges.

Mortality and Expense Risk Charge

  We deduct a daily charge from each Subaccount that, together with other fees and charges, compensates us for services rendered in providing customer support (e.g., illustrations; underwriting; Lapse notification; claims processing; customer service by agent, telephone and fax transactions; online account access; statements; prospectuses; historical performance and Basic Interest Account guaranteed interest) and investment related services (e.g., automatic billing and ACH payments, asset rebalancing, dollar cost averaging, tax reporting, Transfers and third party administration), the expenses expected to be incurred, and the risks assumed. This charge is equal to:

•	The value of each Subaccount; multiplied by
•	The daily pro rata portion of the annual Mortality and Expense Risk Charge rate.

The current annual rate for the Mortality and Expense Risk Charge is equal to 0.00% of the average daily net assets of each Subaccount in which your Policy Value is allocated. We guarantee this charge to be no more than 0.60% annually for Policy Years 1-10 and 0.30% for Policy Years 11+.

If this charge, combined with other Policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

Surrender Charge

You may surrender your Policy for its Cash Surrender Value at any time upon Written Request (in Good Order). If you exercise this option, the Policy and all attached Riders will terminate.  If you surrender your Policy completely during the Surrender Charge Period or during the Surrender Charge Period following an increase in Face Amount, we deduct a Surrender Charge from your Policy Value and pay the remaining Policy Value (less any Loan Balance) to you.  The Surrender Charge helps us recover distribution expenses that we incur in connection with the Policy, including sales commissions paid to selling firms and printing and advertising costs, as well as aggregate Policy expenses.

The Surrender Charge is a charge for each $1,000 of the initial Face Amount of your Base Policy and of each increase in Face Amount and varies by Age of Insured, gender and risk class. The Surrender Charge that will apply on a full surrender of the Policy is the total of the Surrender Charge calculated for the initial Face Amount and the Surrender Charges calculated for each increase in Face Amount.

The Surrender Charge Period varies by Age of Insured:

Age at Issue/Increase	Surrender Charge Period
0-54	15 years
55+	10 years

There is no Surrender Charge if you wait until the end of the Surrender Charge Period to surrender your Policy, and you have not increased your Face Amount within that period.

If your Policy has Lapsed and is Reinstated, the period of Lapse is not counted; rather, the Surrender Charge at Reinstatement is exactly what it was at Lapse (e.g., a Policy that Lapses at 5 years and is Reinstated at 8 years has year 5 Surrender Charges at Reinstatement).

The Surrender Charge may be significant. You should evaluate this charge carefully before you consider a surrender. Under some circumstances, the level of Surrender Charges might result in no Cash Surrender Value available if you surrender your Policy in the early Policy Years.  This will depend on a number of factors, but is more likely if:
•	You pay Premiums equal to or not much higher than the Minimum Monthly No Lapse Premium shown in your Policy; and/or
•	Investment performance is low.

In addition, Surrender Charges that apply after any increase in Face Amount will likely significantly reduce your Cash Surrender Value.

The Surrender Charge will be equal to A multiplied by B, multiplied by C where:	A=	The Surrender Charge per $1,000 of initial Face Amount and the charge per $1,000 of any increase in Face Amount multiplied by
	B=	The number of thousands of the initial Face Amount and the number of thousands of any increase in Face Amount; multiplied by
	C=	The Surrender Charge factor.

The Surrender Charge per thousand is calculated separately for the initial Face Amount and for each increase in Face Amount, using the rates found in Appendix A-1.

The Surrender Charge factor is also determined separately for the initial Face Amount and for each increase in Face Amount In Force.  The Surrender Charge factor varies by the Age of the Insured (on the Policy Date or date of Face Amount increase) and number of years since the Policy Date or date of Face Amount increase. In no event are the Surrender Charge factors any greater than those shown in the table in Appendix A-2.  We generally determine the Surrender Charge factor from the Policy Date or date of Face Amount increase to the surrender date, regardless of whether there were any prior Lapses and Reinstatements. For more information, please see "Appendix A-2- Surrender Charge Factors."

Note:  The table of Surrender Charges listed in your Policy Data pages reflects the multiplication of the Surrender Charge per Thousand by the Surrender Charge Factor.

Transfer Charge

We currently allow you to make 12 Transfers between Subaccounts and/or Transfers to and from the Basic Interest Account each Policy Year free of charge.  Except as listed below, we charge $25 for each additional Transfer.  We deduct the Transfer charge from the amount being Transferred. We will not increase this charge.

•	For purposes of assessing the Transfer charge, all Transfers made in one day, regardless of the number of Subaccounts affected by the Transfer, will be considered a single Transfer.
•
Transfers resulting from loans, the exercise of conversion rights, or the reallocation of Policy Value immediately after the Reallocation Date currently are not treated as Transfers for the purpose of assessing this charge.

•	Transfers under dollar cost averaging and asset rebalancing currently are not treated as Transfers for the purpose of assessing this charge.

Loan Interest Rate Charged

We currently charge you an effective annual interest rate on a policy loan of 2.75% (3.0% maximum guaranteed) on each Policy Anniversary. We will also credit the amount in the Loan Reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy Year, we will apply preferred loan rates charged on an amount equal to the Policy Value; minus total Premiums paid (less any cash withdrawals); and minus any Loan Balance. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After the Insured's Age 121, all loans, new and existing, are considered preferred loans.

Cash Withdrawal Charge

You may take cash withdrawals if your surrender value is sufficient to cover the amount of the withdrawal and the associated cash withdrawal charge.  When you take a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.  We deduct this amount from the withdrawal, and we pay you the balance.  We will not increase this charge.

Taxes

We currently do not make any deductions for taxes from the Separate Account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

Rider Charges

The following charges apply if you elect any of the Riders available under your Policy as noted below (see “Supplemental Benefits (Riders)”):

•
Terminal Illness Accelerated Death Benefit Endorsement. We reduce the benefit by a discount factor to compensate us for income lost due to the early payment of the Death Benefit. The discount factor is based on the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater.  We also assess an administrative charge.  For a complete description of the Terminal Illness Accelerated Death Benefit Endorsement, please refer to the section entitled “Terminal Illness Accelerated Death Benefit Endorsement” in this prospectus.

•
Base Insured Rider. We assess a cost of insurance charge based on the Insured's Age, gender and underwriting class of risk, and the Rider’s Face Amount and duration. Cost of insurance charges generally will increase each year with the Insured's Age.

•
Additional Insured Rider. We assess a cost of insurance charge based on each additional Insured's Age, gender and underwriting class of risk, and the Rider’s Face Amount and duration. Cost of insurance charges generally will increase each year with the Insured's Age.

•	Children’s Benefit Rider. We assess a cost of insurance charge based on the Rider Face Amount regardless of the number of children Insured.

•	Accidental Death Benefit Rider. We assess a cost of insurance charge based on the Insured's Age and Rider Face Amount. Charges generally will increase each year with the Insured's Age.

•
Disability Waiver of Monthly Deductions Rider. We assess a Rider charge based on the Insured's Age and gender, and the Policy’s amount at risk, as well as a charge based on those Riders that would be eligible to have Monthly Deductions waived.

•
Disability Waiver of Premium Rider. The charge for this Rider is based on the Insured's Age and gender and the amount of monthly waiver of Premium benefit that would be paid in the event of total disability, as defined in the Rider.

•
Overloan Protection Rider.  There is a onetime charge when the Rider is exercised that is equal to a percentage of the gross Policy Value based on the Insured's Age: 5% for Ages 75-90; 4% for Age 91; 3% for Age 92; 2% for Age 93; and 1% for Ages 94-120.

•
Long Term Care Rider.  We assess a monthly charge for this Rider based on the Insured's Age, gender and class of risk, and the Face Amount band and amount at risk for the Policy. (Long Term Care Rider charges will be waived retroactively from the first day that the insured meets the conditions on eligibility for payment of benefits.)

Please refer to the fee tables above for a description of the current charges and the maximum guaranteed charges that are applied to the Policy’s Riders.

Fund Expenses

The value of each Subaccount will reflect the fees and expenses paid by the corresponding Fund – including, but not limited to - management fees and expenses, operating expenses, and any 12b-1 fees.  Please see the Fund prospectuses for more detailed information about the Funds.

Revenues We Receive

We (and our affiliates) may directly or indirectly receive payments from the Funds, their advisers, sub-advisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other support services we (and our affiliates) provide and expenses we incur in selling our variable insurance products.

These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below. While only certain of the types of payments described below may be made in connection with your particular
Policy, all such payments may nonetheless influence or impact actions we (and/or our affiliates) take, and recommendations we (and our affiliates) make, regarding each of the variable insurance products that we (and our affiliates) offer, including your Policy.

 We (and/or our affiliates) may receive some or all of the following types of payments:

Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”), which is the principal underwriter for the Policies, indirectly receive some or all of the 12b-1 fees from the Funds available as investment choices under our variable products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain underlying Funds attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

Administrative, Marketing and Support Service Fees (“Support Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the Funds may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser realizes on the advisory fee deducted from Fund assets. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory fees.  (See the prospectuses for the Funds for more information.)  The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular Fund attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Transamerica Financial and TCI
Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*
Transamerica Series Trust **	--	Fidelity Variable Insurance Products Funds	0.35%***
American Funds	0.25%
*Payments are based on a percentage of the average assets of each Fund owned by the Subaccounts that are available under the Policy and under certain other variable insurance products offered by our affiliates and us.  We and/or TCI may continue to receive 12b-1 fees and administrative fees on Subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.
**Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Transamerica Series Trust Funds, in terms of our and our affiliates’ overall profitability.  During 2013 we received $382,232.18 in benefits from TAM.
***We receive this percentage once $100 million in Fund shares are held by the Subaccounts of Transamerica Financial and its affiliates.

Other payments.  We and our affiliates, including TCI, also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the Funds (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be derived in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from Fund assets.  Policyowners, through their indirect investment in the Funds, bear the costs of those advisory fees (see the prospectuses for the Funds for more information).

Certain advisers and sub-advisers of the underlying Funds (or their affiliates) (1) may directly or indirectly pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences that are attended by TCI’s wholesalers; (2) may pay to TFA, directly or indirectly, varying amounts to obtain access to TFA’s wholesaling and selling representatives; (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the Funds and to assist with their promotional efforts; and (4) may reimburse our affiliated selling firms for exhibit booths and other items at national conferences of selling representatives. The amounts may be significant and these arrangements provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2013, TCI received total revenue sharing payments in the amount of  $5,212,365.52 from the following Fund managers and/or sub-advisers to participate in TCI’s events: AEGON USA Investment Management, Inc., AllianceBernstein Investments, American Funds, Black Rock Investment Management, Fidelity Investments, Franklin Templeton Investments, Hanlon Investment Management Inc., ING Clarion Real Estate Securities (CBRE), JP Morgan Asset Management, Janus Capital, Jennison Associates, Legg Mason Capital Management, Logan Circle Investment Partners, Madison Asset Management, LLC, MFS, Morgan Stanley Investment Management, Morningstar Advisors, Natixis Global Asset Management, Neuberger Berman, OppenheimerFunds, Pacific Investment Management Company, Ranger Investments, Schroder, Systematic Financial Management, SunTrust Investments, TS&W, Vanguard and Wellington Management Company.

Please Note: Some of the aforementioned managers and/or sub-advisers may not be associated with underlying Funds currently available in this product.

 Proceeds from certain of these payments by the Funds, the advisers, the sub-advisers and/or their affiliates may be profit to us, and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies; and (ii) that we incur, in our role as intermediary, in promoting, marketing and administering the Funds.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

The Policy

The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the policy issued and the general policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific policy features will be described in your Policy.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. If the owner dies before the Insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate.

The principal rights an owner may exercise are:

•	To designate or change beneficiaries before the death of the Insured.
•	To receive amounts payable before the death of the Insured.
•	To assign the Policy. (If you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment.)
•	To change the owner of the Policy.
•	To change the Face Amount or Death Benefit option type of the Policy.

At issue, the owner must select either the Guideline Premium Tax Test or the Cash Value Accumulation Tax Test on the Policy application. Once selected, this tax test cannot be changed.

No designation or change in designation of an owner will take effect unless we receive a transfer of ownership form.  The request will take effect as of the date we receive it, in Good Order, at our Mailing Address, or by fax at our Administrative Office (1-727-299-1620), subject to payment or other action taken by us before it was received.

Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing, in good order, and signed by our president or secretary. No registered representative may bind us by making any promise not contained in the Policy.

Upon notice to you, we may amend the Policy:

•	To make the Policy or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or
•	To assure qualification of the Policy as a life insurance contract under the Internal Revenue Code or to meet applicable requirements of federal or state laws relating to variable life policies; or

•	To reflect a change in the operation of the Separate Account; or
•	To provide additional Subaccounts and/or General Account Options.

Purchasing a Policy

To purchase a Policy, you must submit a completed application, in Good Order, and an Initial Premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with TCI, the principal underwriter for the Policy, and us.

There may be delays in our receipt and processing of applications and Premium payments that are outside of our control – for example, because of the failure of a selling broker-dealer or registered representative to promptly forward the application to us at our Mailing Address, or because of delays in determining whether the Policy is suitable for you. Any such delays will affect when your Policy can be issued.

You select the Face Amount of insurance coverage for your Policy within the following limits. Our current minimum Face Amount for a Policy is generally $100,000. We currently charge lower cost of insurance rates for Policies with Face Amounts in higher bands of coverage. We offer the following Face Amount bands of coverage:

•	Band 1: $100,000 - $249,999
•	Band 2: $250,000 - $499,999
•	Band 3: $500,000 - $999,999
•	Band 4: $1,000,000 and above

We will limit coverage on any juvenile Insured by the Policy or the Rider. The maximum coverage for a juvenile up to Age 4½ years old, is the greater of $50,000 or 25% of the In Force life insurance on the adult applicant. For a juvenile between the Ages of 4½ and 14½ years old, the maximum coverage is the greater of $50,000 or 50% of the In Force life insurance on the adult applicant.

We will generally only issue a Policy to you if you provide sufficient evidence that the Insured meets our insurability standards. Your application is subject to our underwriting rules and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the Insured is over Age 85. The Insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	The date of your application; or
•	The date the Insured completes all of the medical tests and examinations that we require.

Tax-Free Section 1035 Exchanges

You can generally exchange one life insurance policy for another policy covering the same Insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a Surrender Charge on your old policy, other charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy. (That person will generally earn a commission if you buy the Policy through an exchange or otherwise.)

When Insurance Coverage Takes Effect

Except as provided in the conditional receipt (“Conditional Receipt”), if issued, and with respect to Section 1035 Exchanges, insurance coverage under the Policy will not take effect until after all of the following conditions have been met: (1) the first full Premium must be received by the Company; (2) during the lifetime of every proposed Insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed Insured.

Conditional Insurance Coverage. If you pay the full Initial Premium and have met all of the requirements listed in the Conditional Receipt attached to the application, and we deliver the Conditional Receipt to you, the Insured may have conditional insurance coverage under the terms of the Conditional Receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Because we do not accept Initial Premiums in advance for Policies with a Face Amount in excess of $2,000,000 or Age of Insureds 76 and higher, we do not offer conditional insurance coverage for those Policies. Conditional insurance coverage is void if the check or draft you gave us to pay the Initial Premium is not honored when we first present it for payment.

The aggregate amount of conditional insurance coverage, if any, is the lesser of:		The lesser amounts applied for under all Conditional Receipts issued by us; or
• $400,000 of life insurance if the proposed Insured is Age 0-15, and is insurable at a standard or better class of risk; or
• $1,000,000 of life insurance if the proposed Insured is Age 16-65 and is insurable at a standard or better class of risk; or
• $400,000 of life insurance if the proposed Insured is Age 66-75, and is insurable at a standard or better class of risk; or
• $100,000 of life insurance for a class of risk with extra ratings regardless of Age.

Subject to the conditions and limitations of the Conditional Receipt, conditional insurance under the terms of the Policy applied for may become effective as of the later of:	•
The date of completing all parts of the application (including medical questions);  the date of the last medical examination, tests, and other screenings required by us, if any, or the date requested in the application, whichever is later (the “Effective Date”),  Such conditional insurance will take effect as of the Effective Date, as long as all of the following requirements are met:

		1.	As of the effective date, all statements and answers given in the application must be true.
2.
The payment made with the application must not be less than the full Initial Premium for the mode of payment chosen in the application and must be received at our Mailing Address within the lifetime of the proposed Insured for whom the conditional coverage would apply and, in the form of check or draft, must be honored for payment.

3.
All medical examinations, tests, and other screenings required of the proposed Insured by us are completed and the results received at our Administrative Office within 60 days of the date the application was signed.

		4.	All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received, in Good Order, at our Mailing Address.

Any conditional life insurance coverage	•	60 days from the date the application was signed;
terminates on the earliest of:	•	The date we either mail notice to the applicant of the rejection of the application and/or mail a refund of any amounts paid with the application;
	•	When the insurance applied for goes into effect under the terms of the Policy that you applied for; or
	•	The date we offer to provide insurance on terms that differ from the insurance for which you have applied.

Special limitations of the Conditional Receipt:	•	The Conditional Receipt is not valid unless:
		1.	All blanks in the Conditional Receipt are completed; and
		2.	The receipt is signed by an authorized Company representative.

Other limitations:	•	There is no conditional receipt coverage for Riders or any additional benefits, if any, for which you may have applied.
	•	If one or more of the receipt’s conditions have not been met exactly, or if a proposed Insured dies by suicide, we will not be liable except to return any payment made with the application.
•
If we do not approve and accept the application within 60 days of the date you signed the application, the application will be deemed to be rejected by us and there will be no conditional insurance coverage. In that case, Transamerica Financial’s liability will be limited to returning any payment(s) you have made upon return of this receipt to us.

For 1035 Exchanges:

Coverage may begin earlier in Section 1035 Exchange situations as well as in the Conditional Receipt situations described above. Our “Absolute Assignment to Effect Internal Revenue Code Section 1035 Exchange and Rollover” form prescribes conditions under which coverage shall take effect as of the result of an assignment of a Policy to us, and before delivery of the Policy.

 If the Policy has been approved for issue and, if approved other than as applied for, accepted in writing by the proposed owner and either:

1.
 The assigned policy has been surrendered, coverage will be effective from the date of surrender if the surrender proceeds thereafter received by the Company are themselves sufficient to place the Policy In Force; or

2.
 If, in addition to the surrender of the assigned policy from the existing issuer, premium is paid during the proposed insured’s lifetime (either with the application for the Policy or thereafter if permitted by the Company in writing) and if such premium together with any surrender proceeds thereafter received, are sufficient to place the Policy in force.

Charges will be applied beginning on the date that the coverage takes effect.

Full Insurance Coverage and Allocation of Initial Premium.  Once we determine that the Insured meets our underwriting requirements and you have paid the Initial Premium, full insurance coverage will begin and we will begin to take the Monthly Deductions from your Net Premium. This date is the Policy Date.  Any Premium payments we receive before the Policy Date will be held in a non-interest bearing suspense account. On the Policy Date, the entire amount in the non-interest bearing suspense account will be allocated to the Reallocation Account until the Reallocation Date. While held in the Reallocation Account, Premium(s) will be credited with interest at the current Basic Interest Account rate until the Reallocation Date when they will be allocated to the Subaccounts and/or Basic Interest Account as you specified in your application.  Please Note: Your Initial Premium is credited as of the Policy Date.

 On any day we credit Net Premiums or Transfer Policy Value to a Subaccount, we will convert the dollar amount of the Net Premium (or Transfer) into Subaccount units at the unit value for that Subaccount, determined at the end of the day on which we receive the Premium or transaction request.  We will credit amounts to the Subaccounts only on a Valuation Date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading.

Transaction Type:	Priced when received at our:
payment by check	Mailing Address, unless other address appears on your billing coupon
Transfer request	Administrative Office
payment by wire transfer	Administrative Office
electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments)	Administrative Office

Backdating a Policy

If you request, we may backdate a Policy by assigning a Policy Date earlier than the date full insurance coverage begins. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application. Your Premiums, however, will be credited on the date the Policy is issued, not the backdated Policy Date.

Cost of insurance charges are based in part on the Age of the Insured on the Policy Date or on the date of a requested increase in Face Amount. Generally, cost of insurance charges are lower at a younger Age. We will deduct the Monthly Deductions, including cost of insurance charges, for the period that the Policy is backdated. This means that while the Monthly Deductions may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not In Force.

Policy Changes

If the Policy is still In Force on the Policy Anniversary at the Insured's Age 121, the Policy will continue, with the following changes, unless state law otherwise requires:

•	We will not accept any further Premium payments.
•	We will no longer deduct the Monthly Deductions.
•	We will continue to deduct the Mortality and Expense Risk Charge, if any.
•	Interest will continue to accrue on any policy loans, as before, but all loans, new and existing, will be considered preferred loans.
•	We will continue to accept policy loan repayments and loan interest payments.
•	We will continue to permit policy loans and withdrawals to be made.

Please Note:  Continuing a policy beyond the Insured's Age 100 may have tax consequences.  You should consult a tax advisor if you intend to keep the Policy In Force beyond the Insured's Age 100.  Please see the "Federal Income Tax Considerations" section of this prospectus.

Premiums

Allocating Premiums

You must instruct us on how to allocate your Net Premium among the Subaccounts and the Basic Interest Account according to these guidelines.

●      Allocation percentages must be in whole numbers.
●
If you select dollar cost averaging, we may require you to have a minimum of $5,000 in each Subaccount from which we will make Transfers and you may be required to Transfer at least a total of $100 monthly.

●	If you select asset rebalancing, your Policy Value if an existing Policy, or your Initial Premium, if a new Policy, must be at least $5,000.
●
Unless otherwise required, we may restrict allocations and Transfers to the Basic Interest Account if the Basic Interest Account value following the allocation or Transfer would exceed $250,000. (This restriction does not apply to any Transfer to the Basic Interest Account necessary in the exercise of conversion rights.)

Currently, you may change the allocation instructions for additional Premium payments without charge at any time by writing us at our Mailing Address or calling us at our Administrative Office at 1-800-322-735, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time.

Please Note: Certain Subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the Subaccount that you select for your allocation to ensure that those allocation instructions are in Good Order. The change will be effective as of the Valuation Date on which we receive the change request, in Good Order, at our Mailing Address or Administrative Office. Upon instructions from you, the authorized registered representative for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular Subaccount is 1.0% of a Net Premium payment.

Whenever you direct money into a Subaccount, we will credit your Policy with the number of units for that Subaccount that can be bought for the dollar payment. Premium payments received at our Mailing Address, or at the address on your billing coupon (for payments made by check), or at our Administrative Office (for payments made by wire transfer and through electronic credit and debit transactions) before the NYSE closes, are priced using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern Time). If we receive a Premium payment after the NYSE closes or on a day that the NYSE is closed for trading, we will process the order using the Subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the Subaccounts only on a Valuation Date, that is, on a date the NYSE is open for trading. Your Policy Value will vary with the investment experience of the Subaccounts you have chosen. You bear the investment risk for amounts you allocate to the Subaccounts.

You should periodically review how your Policy Value is allocated among the Subaccounts and the Basic Interest Account because market conditions and your overall financial objectives may change.

Reallocation Account. We will allocate the initial Net Premium on the Policy Date (or the Date of Issue if your Policy is backdated) to the Reallocation Account as shown in your Policy Data. While held in the Reallocation Account, Net Premium(s) will be credited with interest at the current Basic Interest Account rate and reduced by any Monthly Deductions due. The Net Premiums will remain in the Reallocation Account until the Reallocation Date.  The Reallocation Date is the later of the Policy Date or the Date of Issue (if your Policy is backdated), plus fifteen days.   Please contact your registered representative for details concerning the Free Look Period.

On the first Valuation Date on or after the Reallocation Date, we will reallocate all Policy Value from the Reallocation Account to the Basic Interest Account and the Subaccounts you selected on the application. If, however, you requested dollar cost averaging, we will reallocate the cash balance on the Reallocation Date to either, the Basic Interest Account, the Transamerica Aegon Money Market VP Subaccount or the Transamerica JPMorgan Core Bond VP Subaccount (depending on which Account Options you selected on your application).

Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the Premiums you pay. On or before the Policy Date, we may require you to pay a Premium at least equal to a Minimum Monthly No Lapse Premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make Premium payments at any time up to the Insured's Age 121 and in an amount of at least $50. Under some circumstances, you may be required to pay extra Premiums to prevent a Lapse. Your Minimum Monthly No Lapse Premium may change if you request a change in your Policy. If this happens, we will notify you of the new Minimum Monthly No Lapse Premium. See “Minimum Monthly No Lapse Premium” below. No further Premium payments will be accepted after the Insured's Age 121 except for amounts paid within grace periods that are required to keep the Policy In Force.

Planned Periodic Payments

You can determine a Planned Periodic Payment schedule, which allows you to pay level Premiums at fixed intervals over a specified period of time. The amount and frequency you choose will be shown in the Policy Data.  You are not required to pay Premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your Planned Periodic Payments.  Please be sure to notify us or your selling firm of any address changes so that we may be able to keep your current address on record.

Even if you make your Planned Periodic Payments on schedule, your Policy still may Lapse. How long your Policy remains In Force depends on the Policy’s Cash Surrender Value. If the Cash Surrender Value is not high enough to pay the Monthly Deductions when due (and your no Lapse period has expired) then your Policy will Lapse (unless you make the payment we specify during the 61-day grace period).

Minimum Monthly No Lapse Premium

The full Initial Premium is the only Premium you are required to pay under the Policy. However, you greatly increase your risk of Lapse if you fail to regularly pay Premiums at least as large as the current Minimum Monthly No Lapse Premium.

Until the No Lapse Ending Date shown in your Policy Data, we guarantee that your Policy will not Lapse as long as on any Monthly Policy Date you have paid total Premiums (minus any cash withdrawals, and minus any Loan Balance) that equal or exceed the sum of the Minimum Monthly No Lapse Premiums for each month from the Policy Date up to, and including, the current month. If you take a cash withdrawal, a loan, or if you increase or decrease your Face Amount, or if you add, increase or decrease a Rider, you may need to pay additional Premiums in order to keep the No Lapse Guarantee in effect.

The initial Minimum Monthly No Lapse Premium is shown in your Policy Data, and depends on a number of factors, including the Age, gender and class of risk of the Insured, and the Face Amount requested.  We will adjust the Minimum Monthly No Lapse Premium if you change Death Benefit options, increase or decrease the Face Amount, or if any Riders are added or terminated, or if In Force Riders are increased or decreased.

The duration of the No Lapse Period varies by Age of Insured:

Age of Insured	MNLP Period
0-55	10
56	9
57	8
58	7
59	6
60+	5

We will notify you of the new Minimum Monthly No Lapse Premium. We also reserve the right to require, before we issue a Policy, that the Initial Premium plus the planned Premium payable during the No Lapse Period is at least equal to the cumulative Minimum Monthly No Lapse Premiums during the No Lapse Period.

You may obtain information about your Minimum Monthly No Lapse Premium and assistance to determine the amount of Premiums you must pay to keep your Policy In Force by contacting our Administrative Office.

Premium Limitations

We may require Premium payments to be at least $50 ($1,000 if by wire). If the payment mode is by monthly direct deposit, we may require minimum payments of $75.00.  We may return Premiums less than the minimum. We will refund any Premium payments that would cause the total amount of the Premiums you pay to exceed the current maximum Premium limitations, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (See “Death Benefit” for more information regarding the Guideline Premium Test.)

This maximum is set forth in your Policy Data. If you make a payment that would cause your total Premiums to be greater than the maximum Premium limitations, we will generally return the excess portion of the Premium payment within 60 days after the end of the Policy Year. The returned amount is not subject to a withdrawal charge and tax consequences.  The excess Premium refund may increase charges by increasing the net amount at risk for Level Death Benefit Policies.  Note:  We will not refund Premiums if the refund would cause the Policy to Lapse.

 In addition, we reserve the right to refund a Premium or require evidence of insurability if the Premium would increase the Death Benefit by more than the amount of the Premium. If you choose the Guideline Premium Test there are additional Premium limitations. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent.

Note: We reserve the right to refund any Premiums in a 12 month period in excess of the planned Premium plus $25,000.  Additionally, we reserve the right to refund any Premium paid during a Policy Year that:

•	Increases the difference between the Death Benefit and the Policy Value; or
•	Greater than $20 per $1,000 of the Face Amount or three times the total of the Monthly Deductions for the last Policy Year.

Making Premium Payments

Wire Transfers. We will accept Premium payments by wire transfer.  If you wish to make payments by wire transfer, you should contact our Administrative Office at 1-800-322-7353 for instructions on wiring federal funds to us. Certain charges are deducted from the Premium payments you make.

Tax-Free Exchanges (“1035 Exchanges”). We will accept a part of or all of your Initial Premiums from one or more contracts insuring the same Insured that qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

Please Note:  We may hold Premium payments in a non-interest bearing account for up to 14 days if applying the Premium payment would cause the Policy to violate Internal Revenue Code Section 7702 or other provisions of the Internal Revenue Code. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

Transfers

General

You or your authorized representative may make Transfers among the Subaccounts or among the Subaccounts and the Basic Interest Account. You will be bound by any Transfers made by your authorized representative.  We determine the amount you have available for Transfers at the end of the Valuation Period when we receive your Transfer request. We may, at any time, discontinue Transfer privileges, modify our procedures, or limit the number of Transfers we permit.

The following features apply to Transfers under the Policy:
•
Your Policy may be limited to a cumulative Transfer from the Basic Interest Account each Policy Year of the greater of 25% of the amount in the Basic Interest Account, or the amount transferred out of the Basic Interest Account the previous Policy Year. (See “Basic Interest Account Transfers.”)

•
Currently we do not, but reserve the right to, limit the amount of and the number of Transfers out of the Basic Interest Account to one per Policy Year.  If we modify or stop our current practices, we will notify you at the time of your Transfer.

•
Unless otherwise required, we may restrict Transfers to the Basic Interest Account if the Basic Interest Account value following the Transfer would exceed $250,000. This restriction does not apply to any Transfer to the Basic Interest Account necessary in the exercise of conversion rights.

•
You may request Transfers in writing (in a form we accept) to our Mailing Address or by fax to our Administrative Office. Please Note: Certain Subaccounts have similar names. It is important that you state or write the full name of the Subaccount when making a Transfer request to ensure that any Transfer request that you submit is in Good Order.

•
We may require that the Written Request for a Transfer out of the Basic Interest Account to be received within a specified period after the Policy Anniversary, but this period will be no less than 30 days.

•	There is no minimum amount that must be Transferred.

•	There is no minimum amount that must remain in a Subaccount after a Transfer.
•	Except as listed below, we may deduct a $25 charge from the amount Transferred for each Transfer in excess of 12 Transfers in a Policy Year.
1. We consider all Transfers made in any one day to be a single Transfer.

2. Transfers resulting from loans or the exercise of conversion rights, or due to reallocation of Policy Value immediately after the Reallocation Date, are currently not treated as Transfers for the purpose of assessing the Transfer charge.

3. Transfers under asset rebalancing and dollar cost averaging currently are not treated as Transfers for purpose of assessing the Transfer charge.

We will process any Transfer order that is received, in Good Order, in writing at our Mailing Address, or by fax or by telephone at our Administrative Office, before the NYSE closes (usually 4:00 p.m. Eastern Time) using the Subaccount unit value determined at the end of that session of the NYSE. If we receive the Transfer order after the NYSE closes, or on a day that the NYSE is closed for trading, we will process the order using the Subaccount unit value determined at the close of the next regular business session of the NYSE.  (If you send your request by fax, be sure to use the correct fax number.  Please see "Telephone and Fax Privileges.")

Disruptive Trading and Market Timing

Statement of Policy. This variable insurance policy was not designed for the use of market timers or frequent or disruptive traders. Such Transfers may be harmful to the underlying Funds and increase transaction costs.

Market timing and disruptive trading among the Subaccounts or between the Subaccounts and the Basic Interest Account can cause risks with adverse effects for other policyowners (and beneficiaries and underlying Funds). These risks and harmful effects include:

1.
Dilution of the interests of long-term investors in a Subaccount if purchases or Transfers into or out of an underlying Fund are made at prices that do not reflect an accurate value for the underlying Fund 's investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

2.	An adverse effect on Fund management, such as:
a. Impeding a Fund manager’s ability to sustain an investment objective.
b. Causing the underlying Fund to maintain a higher level of cash than would otherwise be the case.
c. Causing an underlying Fund to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or Transfers out of the underlying Fund.

3.	Increased brokerage and administrative expenses.

These costs are borne by all policyowners invested in those Subaccounts, not just those making the Transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain Subaccounts at the request of the corresponding underlying Funds) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying Funds, we cannot guarantee that all harmful trading will be detected or that an underlying Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make Transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the Transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms but, under our current policies and procedures, will include loss of expedited Transfer privileges. We consider Transfers by telephone, fax, or overnight mail to be “expedited” Transfers. This means that we would accept only written Transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the Transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or Transfer request from any person without prior notice, if, in our judgment, (1) the payment or Transfer, or series of Transfers, would have a negative impact on an underlying Fund’s operations; or (2) if an underlying Fund would reject or has rejected our purchase order or has instructed us not to allow that purchase or Transfer; or (3) because of a history of market timing or disruptive trading.

We may impose other restrictions on Transfers, or even prohibit Transfers for any owner who, in our view, has abused, or appears likely to abuse, the Transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue Transfer privileges, modify our procedures, impose holding period requirements, or limit the number, size, frequency, manner, or timing of Transfers we permit. We also reserve the right to reverse a potentially harmful Transfer if an underlying Fund refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some Transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected. Please Note: If you engage a third party investment advisor for asset allocation services, then you may be subject to these Transfer restrictions because of the actions of your investment advisor in providing those services.

In addition, Transfers for multiple policies invested in the Transamerica Series Trust’s underlying Funds which are submitted together may be disruptive at certain levels.  At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being Transferred with respect to any one underlying Fund (a smaller amount may apply to smaller Funds).  Please note that Transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning Transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Fund. To the extent permitted by law, we also reserve the right to defer the Transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying Funds.

Under our current policies and procedures, we do not:
•	Impose redemption fees on Transfers.
•	Expressly limit the number or size of Transfers in a given period except for certain Subaccounts where an underlying Fund has advised us to prohibit certain Transfers that exceed a certain size.
•	Provide a certain number of allowable Transfers in a given period.

Redemption fees, Transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading, and in preventing or limiting harm from such trading.

As noted above, we do not impose a defensive Transfer restriction (e.g., expressly limiting the number of trades within a given period or their size).  In the absence of a defensive Transfer restriction, it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it.  (Note: Even with a defensive Transfer restriction, some level of market timing and disruptive trading can occur.)

Please Note: The limits and restrictions described herein are subject to our ability to monitor Transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the Subaccounts available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying Fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the Subaccounts under the variable insurance product. In addition, we may not honor Transfer requests if any variable investment option that would be affected by the Transfer is unable to purchase or redeem shares of its corresponding underlying Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying Funds may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying Funds describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Fund and the policies and procedures we have adopted for our variable insurance policies to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ Transfer requests and apply the frequent trading policies and procedures of the respective underlying Funds that would be affected by the Transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain Subaccounts.

You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying Fund or principal underwriter that obligates us to provide the Fund, upon Written Request, with information about you and your trading activities in the Funds. In addition, we are obligated to execute instructions from the Funds that may require us to restrict or prohibit your investment in a specific Fund if the Fund identifies you as violating the frequent trading policies that the Fund has established.

If we receive a Premium payment from you that you allocate into a Fund that has directed us to restrict or prohibit your trades into the Fund, then we will request new allocation instructions from you. If we receive from you a Transfer request into a Fund that has directed us to restrict or prohibit your trades, then we will not effect the Transfer.

Omnibus Order. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans and Separate Accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Funds will not be harmed by Transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Funds. These other insurance companies are responsible for their own policies and procedures regarding frequent Transfer activity. If their policies and procedures fail to successfully discourage harmful Transfer activity, it will affect other owners of underlying Fund shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable Account Options correspond to the affected underlying Funds.  In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more Transfer requests from owners engaged in market timing and disruptive trading, the underlying Fund may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Telephone and Fax Privileges

Telephone Transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone Transfer privileges will allow you to give authority to the authorized registered representative for your Policy to make telephone Transfers and to change the allocation of future payments among the Subaccounts and the Basic Interest Account on your behalf according to your instructions. To make a telephone Transfer, you may call us at our Administrative Office at 1-800-322-7353, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time, or you may fax your instructions to our Subaccount Transfer fax number – 1-727-299-1648 (for all other fax requests, please use 1-727-299-1620).   Please Note: Certain Subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the Subaccount that you select for your allocation to ensure that those instructions are in Good Order.

Please note the following regarding telephone or fax Transfers:

●	We will employ reasonable procedures to confirm that instructions are genuine.
●	If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.
●	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
●
Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

●	We may also require that you send us the telephone or fax Transfer order in writing.
●	If you do not want the ability to make telephone Transfers, you should notify us in writing at our Mailing Address, or through our fax number to our Administrative Office – 1-727-299-1620.
●	We will not be responsible for same day processing of Transfers if the Transfer order is faxed to a number other than 1-727-299-1648 or 1-727-299-1620.
●
We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

We cannot guarantee that telephone and facsimile transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our Administrative Office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

Basic Interest Account Transfers

Currently, we do not, but reserve the right to, limit the number of Transfers out of the Basic Interest Account to one per Policy Year. If we change this, we will notify you at the time of your Transfer.

We also reserve the right to limit the maximum amount you may Transfer from the Basic Interest Account each Policy Year to the greater of 25% of the amount in the Basic Interest Account or the amount you Transferred from the Basic Interest Account in the immediately preceding Policy Year. Note: These restrictions may prolong the period of time it takes to Transfer your total Policy Value in the Basic Interest Account to the Subaccounts and, therefore, you should carefully consider whether allocations to the Basic Interest Account meet your needs and investment criteria.

These restrictions do not apply to dollar cost averaging transactions.  However, the Transfer may not be greater than the unloaned portion of the Basic Interest Account on the Valuation Date on which we receive the Transfer request.

We will make the Transfer at the end of the Valuation Date on which we receive the request, in Good Order, at our Administrative Office (for telephonic and facsimile transactions) or at our Mailing Address (for written correspondence).  We reserve the right to require that you make the Transfer request in writing and that we receive the written Transfer request no later than 30 days after a Policy Anniversary.  We may restrict Transfers to the Basic Interest Account, if following the Transfer the Basic Interest Account value, excluding amounts in the Loan Reserve, would exceed $250,000. This restriction does not apply to any Transfer to the Basic Interest Account necessary in the exercise of conversion rights.

Except when used to pay Premiums, we may also defer payment of any amounts from the Basic Interest Account for no longer than six months after we receive such written notice.

Conversion Rights

If within 24 months of your Policy Date  you Transfer all of your Subaccount values to the Basic Interest Account, we will not charge you a Transfer fee, even if applicable. You must make your request in writing, in Good Order, to our Mailing Address.

Investment Policy Changes

In the event of a material change (i.e., a change in a fund’s affairs that could have a significant effect on the market value of the security) in the investment policy of any Fund, you may Transfer all Subaccount value in that Fund to the Basic Interest Account without a Transfer charge.  We must receive your request to Transfer the Subaccount value to the Basic Interest Account in Good Order within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

A Fund that has a policy of investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the particular type of securities implied by its name will provide its shareholders with at least 60 days’ prior written notice before making changes to such policy. Such notice will comply with the conditions set forth in any applicable SEC rules then in effect.

Note:  Unless expressly designated as fundamental, all policies and procedures of the Funds, including their investment objectives, may be changed at any time by the Board of a Fund Group without shareholder approval. The investment strategies employed by a Fund may also be changed without shareholder approval.

Reduced Paid- Up Option

           Your Policy has a Reduced Paid-Up Insurance option in which you can use your Policy’s Cash Value as a premium for a single-premium whole life policy, at a lesser Face Amount than your original Policy. We will determine the amount of the Reduced Paid-Up Insurance using the net single premium rate for the Insured’s Age for an amount equal to or less than the current Face Amount of the policy.

Your request to Transfer and purchase a Reduced Paid-Up Insurance policy must be in writing and received, in Good Order, at our Mailing Address at least 30 days before the next Policy Anniversary. Premium payments, Policy Loans, Withdrawals and Transfers will no longer be permitted after receiving such Written Request. We will Transfer all values from the Subaccounts to the Basic Interest Account and purchase a Reduced Paid-Up Insurance policy. Transfer charges do not apply.

The Reduced Paid-Up Insurance policy amount cannot exceed the current Death Benefit proceeds.  Any net surrender value not used to purchase the Reduced Paid-Up Insurance will be paid to you.  The amount of the Reduced Paid-Up Insurance will remain level and will not be less than that required by law.

At any time preceding the death of the Insured, you may surrender the Reduced Paid-Up Insurance for its then current value based on the guaranteed cost of insurance rates and the guaranteed interest rate for the Basic Interest Account specified in the Policy.  Also, you will no longer have to make premium payments when you select this option.

Please see the section entitled “Long Term Care Rider” for more information regarding the Long Term Care Rider and a Reduced Paid-Up Insurance policy.

Dollar Cost Averaging

Dollar cost averaging is a strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your Premium into the Subaccounts over a period of time. This potentially allows you to reduce the risk of allocating most of your Premium to the Subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. This program is not available in conjunction with the asset rebalancing program. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically Transfer a set dollar amount from the Transamerica Aegon Money Market VP Subaccount, the Transamerica JPMorgan Core Bond VP Subaccount or the Basic Interest Account to a Subaccount or Subaccounts that you choose. We will make the Transfers monthly as of the end of the Valuation Date after the first Monthly Policy Date after the Reallocation Date. We will make the first Transfer in the month after we receive your request, in Good Order at our Mailing Address or by facsimile at our Administrative Office, provided that we receive the form by the 25th day of the month. (Note: As stated on the dollar cost averaging form, the date that you select cannot be the 29th, 30th or 31st of any month.)

To start dollar cost averaging:	•	You must submit to us, in Good Order in writing to our Mailing Address (or by facsimile to our Administrative Office), a completed form signed by the owner requesting dollar cost averaging.
	•	You may be required to have at least $5,000 in each Subaccount or the Basic Interest Account from which we will make Transfers.
	•	Your total Transfers each month under dollar cost averaging may be limited to a minimum of $100.
	•	Each month, you may not Transfer more than one-tenth of the amount that was in your Basic Interest Account at the beginning of dollar cost averaging.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if any of the following occur:	•	We receive, in Good Order, at our Mailing Address (or by facsimile or telephone to our Administrative Office), a request to discontinue participation from you or your authorized representative.
	•	The value in the Account Options from which we make the Transfers is depleted.
	•	You elect to participate in the asset rebalancing program.
	•	You elect to participate in any asset allocation services provided by a third party.
	•	You begin receiving LTC benefits under the Long Term Care Rider.

If you terminate your participation in the dollar cost averaging program and later decide that you would like to participate again, you must submit (in Good Order) a new dollar cost averaging form.  We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular allocation percentage among the Subaccounts you have selected. Policy Value allocated to each Subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Policy Value in the Subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. Policy Value in the Basic Interest Account is not available for this program, and this program is not available in conjunction with the dollar cost averaging program. We make no guarantee that asset rebalancing will result in a profit or protect you against loss.

You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form, in Good Order, at our Mailing Address (or by facsimile at our Administrative Office), we will change your premium allocation to match your asset rebalancing instructions, and we will implement the asset rebalancing program on the date you indicated. If you do not indicate a specific date, then we will use the date that we receive your request form. We will credit the amounts Transferred at the unit value next determined on the dates the Transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	•	You must submit to us, in Good Order, in writing to our Mailing Address (or by facsimile to our Administrative Office) a completed asset rebalancing request form signed by the owner.
	•	You may be required to have a minimum Policy Value of $5,000 or make a $5,000 Initial Premium payment.

There is no charge for the asset rebalancing program.  (We reserve the right to count such allocations as part of your free Transfers in the future.)

Asset rebalancing will cease if:	●	You elect to participate in the dollar cost averaging program.
●
We receive, in Good Order, at our Mailing Address (or by facsimile or telephone to our Administrative Office) a request to discontinue participation from you or your authorized registered representative.

	●	You make any Transfer to or from any Subaccount other than under a scheduled rebalancing.
	●	You elect to participate in any asset allocation services provided by a third party.
	●	You begin receiving LTC benefits under the Long Term Care Rider.

You may start and stop participation in the asset rebalancing program at any time, but we may restrict your right to re-enter the program to once each Policy Year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Allocation Services

We do not offer any asset allocation programs, or any allocation models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make Transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your Policy Value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific Transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. (Note: If you make withdrawals of Policy Value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain natural age 59½.)

If your investment advisor has also acted as your insurance agent with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as an insurance agent and investment advisor. Alternatively, the investment advisor may compensate the registered representative from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your registered representative receive in connection with your Policy, you should ask them for more details.

We, or an affiliate of ours, will process the financial transactions placed by your authorized registered representative or investment advisor. We reserve the right to discontinue doing so at any time and for any reason. We may require insurance agents or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Transamerica Financial as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the authorized registered representative’s or investment advisor’s ability to request financial transactions on your behalf. These limitations, which are discussed in the section above entitled “Transfers – Disruptive Trading and Market Timing,” are intended (i) to minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular Fund or type of Fund; or (ii) to comply with specific restrictions or limitations imposed by a Fund of Transamerica Financial.

Note:
•
Limitations that we may impose on your authorized registered representative or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by owners on their own behalf, except as otherwise described in this prospectus. Any third party asset allocation service may be terminated at any time by the owner or by the Third Party Service by sending written instructions to our Mailing Address.

•	The practices and procedures described above do not apply to any asset allocation Funds that are available as investment options under the Policy.

Valuation of the Policy

Policy Value

Your Policy Value:
●	Is determined on the Policy Date and on each Valuation Date.
●	Equals the sum of the values in each Subaccount, the Basic Interest Account and the Loan Reserve.
●	Serves as the starting point for calculating values under a Policy.
●
Varies from day to day, depending on the investment experience of the Subaccounts you choose, the interest credited to the Basic Interest Account and the Loan Reserve, the charges deducted and any other Policy transactions (such as additional premium payments, Transfers, withdrawals and policy loans).

●	Has no guaranteed minimum amount and may be more or less than Premiums paid.

Persistency Credit

Your Policy may be eligible for a persistency credit. A persistency credit is an amount credited annually to the Policy Value beginning on the 11th Policy Anniversary and continuing each Policy Anniversary through Age 100. Beginning in Policy Year 11, we may credit your Policy with a persistency credit of 0.20% of the previous 12 months’ unloaned Separate Account Value following current premium allocations. The persistency  credit of 0.20% will be applied to a weighted average of the previous 12 months’ unloaned Separate Account values.  Value in the Basic Interest Account will not receive the persistency credit.  The persistency credit is not guaranteed and we may discontinue the program at any time. Please see Appendix A-3 for a numeric example of this credit.

Cash Surrender Value

The Cash Surrender Value is the amount we pay when you surrender your Policy while it is In Force. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request, in Good Order, at our Mailing Address. You may also fax your request to 1-727-299-1620.

Cash Surrender Value on any Valuation Date
equals:	●	The Policy Value as of such date; minus
	●	Any Surrender Charge as of such date; minus
	●	Any Loan Balance.

Subaccount Value

The Policy Value in a Subaccount is referred to as “Subaccount value.” At the end of any Valuation Period, Subaccount value is equal to the number of units that the Policy has in the Subaccount, multiplied by the unit value of that Subaccount. (Note: Subaccount transactions are converted to units for accounting purposes.)

The number of units in any Subaccount on any Valuation Date equals:	●	The initial units purchased at unit value on the Policy Date, or Reallocation Date, if different; plus
	●	Units purchased with additional Net Premium(s); plus
	●	Units purchased due to a loan repayment; plus
	●	Units purchased through Transfers from another Subaccount or the Basic Interest Account; minus
	●	Units redeemed to pay for Monthly Deductions; minus
	●	Units redeemed to pay for cash withdrawals; minus
	●	Units redeemed as part of a Transfer to another Subaccount, or the Basic Interest Account; minus
	●	Units redeemed to pay cash withdrawal and Transfer charges; minus
	●	Units redeemed as part of a Transfer due to a loan; minus
	●	Units redeemed due to any refund of Premiums allocated to that Subaccount.

Every time you allocate, Transfer or withdraw money to or from a Subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, Transfer or cash withdrawal by the unit value for that Subaccount next determined at the end of the Valuation Period on which the Premium allocation, Transfer request, or cash withdrawal request is received (i) at our Mailing Address (for Written Requests or payments by check) or (ii) at our Administrative Office (for requests by fax or by telephone, or for payments made through electronic credit and debit transactions).

Subaccount Unit Value

The value (or price) of each Subaccount unit will reflect the investment performance of the Fund in which the Subaccount invests. Unit values will vary among Subaccounts. The unit value at the inception of each class of units of each Subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

The unit value of any Subaccount at the end of a Valuation Period is calculated as:	●
The total value of the Fund shares held in the Subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the Fund during the Valuation Period. This value is determined by multiplying the number of Fund shares owned by the Subaccount by the Fund’s net asset value per share determined at the end of the Valuation Period; minus

●
The Mortality and Expense Risk Charge that has accrued during the Valuation Period.  This charge is equal to the net assets of the Subaccount, multiplied by the Mortality and Expense Risk Charge factor for the number of days in the Valuation Period.  The maximum annual Mortality and Expense Risk Charge factor is shown in the Policy Data; minus

	●	The accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the Subaccount; and the result divided by
	●	The number of outstanding units in the Subaccount before the purchase or redemption of any units on that date.

The Fund in which any Subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern Time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each Valuation Period.

Basic Interest Account Value

On the Policy Date, or the Reallocation Date if different, the Basic Interest Account value is equal to the Policy Value allocated to the Basic Interest Account, less the portion of the first Monthly Deduction that is subtracted from the Basic Interest Account.

The Basic Interest Account value at the end of any Valuation Period is equal to:	●	The sum of Net Premiums allocated to the Basic Interest Account; plus
	●	Any amounts Transferred from a Subaccount to the Basic Interest Account (including amounts Transferred to the Loan Reserve account); plus
	●	Any amount Transferred from the Loan Reserve to the Basic Interest Account due to a loan repayment; plus
	●	Total interest credited to the Basic Interest Account; minus
	●	Amounts charged to pay for Monthly Deductions; minus
	●	Amounts withdrawn or surrendered from the Basic Interest Account to pay for cash withdrawals or Transfer or other fees and charges; minus
	●	Any refund of Premiums allocated to the Basic Interest Account.

Payment upon Death of Insured

Death Benefit

We will determine the amount of and pay the Death Benefit on any Policy In Force on the date of death upon receipt, in Good Order, at our Administrative Office of satisfactory proof of the Insured’s death, plus written direction (from each eligible recipient of the Death Benefit) regarding distribution of the Death Benefit payment, and any other documents, forms and information we need. We may require that the Policy be returned. We will pay the Death Benefit to the primary Beneficiary(ies), if living, or to a contingent Beneficiary. If each Beneficiary dies before the Insured and there is no contingent Beneficiary, we will pay the Death Benefit to the owner or the owner’s estate. We will pay the Death Benefit in a lump sum or under a payment option.

The final Death Benefit payment is equal to:	●	The amount determined based on the Death Benefit option that you select (described below); minus
	●	Any Monthly Deductions due during the grace period (if applicable); minus
	●	Any Loan Balance; plus
	●	Any additional insurance In Force provided by Rider.

We may further adjust the amount of the Death Benefit if we contest the Policy or if you misstate the Insured's Age or gender.

Interest from Date of Death.  We will pay interest on the Death Benefit under the Policy after we receive due proof of the Insured’s death.  We will pay interest on the Death Benefits in accordance with the requirements of state law (and/or settlement agreements) from the date of death to the date of payment.  The annual interest rate will be at least 1%.

Death Benefit Options. The Policy offers three Death Benefit options - the Level Option, the Increasing Option and the Graded Option. You must select one of the three Death Benefit options we offer on your application. This is an important decision.  The amount of the Death Benefit is determined at the end of the Valuation Period in which the Insured dies. If you do not choose a Death Benefit option in your application, the Level Death Benefit option will automatically be in effect. No matter which Death Benefit option you choose, we guarantee that, as long as the Policy does not Lapse, the Death Benefit will never be less than the Face Amount on the date of the Insured’s death adjusted as shown above.

The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The Death Benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or Rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the Death Benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments (retroactively and prospectively) to any Monthly Deductions or supplemental benefits that are consistent with such an increase. We may deduct retroactive adjustments from the Policy Value or from any Death Benefits payable. Prospective adjustments will be reflected in the Monthly Deductions.

Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a Guideline Premium Test (“GPT”) or a Cash Value Accumulation Test (“CVAT”). You must choose either the GPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The Death Benefit will vary depending on which test is used.

The GPT has two components, a Premium limit component and a corridor component. The Premium limit restricts the amount of Premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by Age of the Insured) of the Policy Value. The CVAT does not have a Premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage (varying based on the Age, gender and underwriting class of risk of the Insured) of the Policy Value, adjusted for certain Riders.

The corridor under the CVAT is different from the corridor under the GPT. Specifically, the CVAT corridor requires more Death Benefit in relation to Policy Value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no Riders, as your Policy Value increases your Death Benefit will increase more rapidly under CVAT than it would under GPT.

Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more Premiums to be contributed to a policy, but may require the policy to have a higher Death Benefit, which may increase certain charges.

Level Option

Under the Guideline Premium Test

The Death Benefit equals the greatest of:	1.	The Face Amount; or
	2.	A specified percentage called the “Death Benefit factor,” as shown in your Policy Data, multiplied by the Policy Value on the Insured’s date of death; or
	3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Level Option, your Death Benefit remains level unless the Death Benefit factor multiplied by the Policy Value is greater than the Face Amount; the Death Benefit will then vary as the Policy Value varies.

The Death Benefit factor is the minimum multiple of Policy Value we must pay as the Death Benefit under federal tax requirements. The Death Benefit factor is shown in the Policy Data for the Insured's Age as of his or her death. The following table indicates the Death Benefit factors for the GPT for different Ages:

Age	Death Benefit factors
40 and under	2.50
41 to 45	2.50 minus 0.07 for each Age over Age 40
46 to 50	2.15 minus 0.06 for each Age over Age 45
51 to 55	1.85 minus 0.07 for each Age over Age 50
56 to 60	1.50 minus 0.04 for each Age over Age 55
61 to 65	1.30 minus 0.02 for each Age over Age 60
66 to 70	1.20 minus 0.01 for each Age over Age 65
71 to 75	1.15 minus 0.02 for each Age over Age 70
76 to 90	1.05
91 to 95	1.05 minus 0.01 for each Age over Age 90
96 to 99	1.00
100 and older	1.01

If the federal tax code requires us to determine the Death Benefit (“Death Benefit”) by reference to these Death Benefit factors, then the Policy is described as “in the corridor.” An increase in the Policy Value will increase our risk, and we will increase the cost of insurance we deduct from the Policy Value.

Level Option Guideline Premium Test Example. Assume that the Insured's Age is under 40 and that there is no Loan Balance. Under the Level Option, a policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 2.50 times the Policy Value, any time the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. (The figure $40,000 is derived by solving for Policy Value in the following calculation: $100,000 = 2.50 times the Policy Value.) Each additional dollar added to the Policy Value above $40,000 will increase the Death Benefit by $2.50.

Similarly, as long as the Policy Value exceeds $40,000, each dollar taken out of the Policy Value will reduce the Death Benefit by $2.50. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Face Amount, then the Death Benefit will equal the Face Amount of the Policy.

Under the Cash Value Accumulation Test

Death Benefit equals the greatest of:	1.	The Face Amount; or
	2.
A specified multiple called the “Death Benefit factor,” as shown in your Policy Data, multiplied by the difference between the Policy Value on the date of the Insured’s death and any applicable net single premium (“Net Single Premium”) for Riders that are qualified additional benefits as shown in your Policy Data. (Note: Qualified additional benefits are specific benefits defined as such in Section 7702 of the Internal Revenue Code.); or

	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Level Option, your Death Benefit remains level unless the Death Benefit factor calculation above is greater than the Face Amount; then, the Death Benefit will vary as the Policy Value varies.

The Death Benefit factor and the Net Single Premium for Riders under CVAT are calculated as specified under Section 7702. They are based on the Insured’s gender, underwriting class of risk, Face Amount band, and Age at the beginning of each Policy Year.

Level Option Cash Value Accumulation Test Example. Assume that a Policy has no Loan Balance. Also assume that the Policy has a Face Amount of $100,000, an Additional Insured Rider with a Face Amount of $50,000 has been added to the Policy, the Death Benefit factor is 2.97, and the Net Single Premium for the Rider is $14,850. Under the Level Option, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit for the Policy, not including the Additional Insured Rider, must be equal to or be greater than 2.97 times the difference of the Policy Value and the Net Single Premium for Riders, any time the Policy Value exceeds $48,520, the Death Benefit of the Base Policy will exceed the $100,000 Face Amount. The figure of $48,520 is derived by solving for Policy Value in the calculation $100,000 = 2.97 multiplied by (Policy Value minus $14,850): 2.97 multiplied by ($48,520 – $14,850) = $100,000. Each additional dollar added to the Policy Value above $48,520 will increase the Death Benefit of the policy by $2.97.

Similarly, as long as the Policy Value exceeds $48,520, each dollar taken out of the Policy Value will reduce the Death Benefit of the Policy, not including the Additional Insured Rider, by $2.97. If at any time the difference between the Policy Value and the Net Single Premium for Riders multiplied by the Death Benefit factor is less than the Face Amount, the Death Benefit of the Policy, not including the Additional Insured Rider, will equal the Face Amount of the Policy.

Increasing Option

Under the Guideline Premium Test

The Death Benefit equals the greatest of:	1.	The Face Amount; plus the Policy Value on the Insured’s date of death; or
	2.	The Death Benefit factor, as shown in your Policy Data, multiplied by the Policy Value on the Insured’s date of death; or
	3.	The amount required for the policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Increasing Option, the Death Benefit always varies as the Policy Value varies.

Increasing Option Guideline Premium Test Example. Assume that the Insured's Age is under 40 and that there is no Loan Balance. Under the Increasing Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus Policy Value. Thus, a Policy with a Policy Value of $10,000 will have a Death Benefit of $110,000 ($100,000 + $10,000). The Death Benefit, however, must be at least 2.50 times the Policy Value. As a result, if the Policy Value exceeds $66,667, then the Death Benefit will be greater than the Face Amount plus Policy Value. The figure of $66,667 is derived by solving for Policy Value in the calculation 2.50 multiplied by Policy Value = $100,000 plus Policy Value: 2.50 multiplied by $66,667 = $100,000 plus $66,667.  Each additional dollar of Policy Value above $66,667 will increase the Death Benefit by $2.50.

Similarly, any time the Policy Value exceeds $66,667, each dollar taken out of the Policy Value will reduce the Death Benefit by $2.50. If at any time, the Policy Value multiplied by the Death Benefit factor is less than the Face Amount plus the Policy Value, then the Death Benefit will be the Face Amount plus the Policy Value.

Under the Cash Value Accumulation Test

The Death Benefit equals the greatest of:	1.	The Face Amount; plus the Policy Value on the Insured’s date of death; or
	2.
A specified multiple called the “Death Benefit factor,” as shown in your Policy Data, multiplied by the difference between the Policy Value on the date of the Insured’s death and any applicable Net Single Premium for Riders that are qualified additional benefits as shown in your Policy Data; or

	3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Increasing Option, the Death Benefit always varies as the Policy Value varies.

Increasing Option Cash Value Accumulation Test Example. Assume that the Insured's Age is 40 and that there is no Loan Balance. Also assume that a Policy has a Face Amount of $100,000, an Additional Insured Rider with a Face Amount of $50,000 has been added to the Policy, the Death Benefit factor is 2.97, and the net single premium for the Rider is $14,850. Under the Increasing Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus Policy Value. Thus, a Policy with a Policy Value of $10,000 will have a Death Benefit of $110,000 ($100,000 + $10,000). The Death Benefit for the Base Policy, however, must be at least 2.97 times the difference of the Policy Value and the Net Single Premium for Riders. As a result, if the Policy Value exceeds $73,149, then the Death Benefit for the Base Policy will be greater than the Face Amount plus Policy Value. The figure of $73,149 is derived by solving for Policy Value in the calculation 2.97 multiplied by (Policy Value minus the net single premium for the Rider) = Face Amount plus Policy Value: 2.97 multiplied by ($73,149 - $14,850) = $100,000 plus $73,149.  Each additional dollar of Policy Value above $73,149 will increase the Death Benefit of the Base Policy by $2.97.

Similarly, any time the Policy Value exceeds $73,149, each dollar taken out of the Policy Value will reduce the Death Benefit of the Base Policy by $2.97. If at any time, the difference between Policy Value and the net single premium for Riders multiplied by the Death Benefit factor is less than the Face Amount plus the Policy Value, then the Death Benefit for the Base Policy will be the Face Amount plus the Policy Value.

Graded Option

The Death Benefit equals the greatest of:	1.	The Level Death Benefit option under either GPT or CVAT; or
	2.	The Face Amount, multiplied by the applicable grading factor below, where the grading factor, by Age, is equal to:
Insured’s Age Grading Factor
		0 to 70 71 to 94 95+	1.00 0 .04 x (95-Insured’s Age) zero
plus the Policy Value on the date of the Insured’s death; or
	3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under the Graded Option, the Death Benefit varies with the Policy Value and the Insured's Age. Because the Death Benefit under the Graded Option is at least as large as that under the Level Option, the Code Section 7702 life insurance qualification compliance test used in calculating the Level Death Benefit option will be taken into account in the Graded Death Benefit option.

Graded Option–Three Examples.

1.
Assume that the Insured is Age 75 and that there is no Loan Balance. Under the Graded Option, a Policy with a Face Amount of $100,000 and with a Policy Value of $22,000 will have a Death Benefit of $102,000 ($100,000 x (0.04 x (95-75)) + $22,000).

2.
Assume that the Insured is Age 75 and that there is no Loan Balance. Under the Graded Option, a Policy with a Face Amount of $100,000 and with a Policy Value of $9,000 will have a Death Benefit equal to the Face Amount of $100,000, since the calculation of $100,000 x (0.04 x (95-75)) plus $9,000 is less than the Face Amount.

3.
Assume that the Insured is under Age 71 and that there is no Loan Balance. Under the Graded Option, a Policy with a Face Amount of $100,000 and with a Policy Value of $10,000 will have a Death Benefit of $110,000, because through Age 70 the Graded Death Benefit option factor is 1.0. Until the Insured attains Age 71, the Graded Option Death Benefit is the same as the Increasing Option Death Benefit.

You may find the Level Option more appropriate for you if your goal is to increase your Policy Value through positive investment experience of the Subaccounts.  You may find the Increasing Option more appropriate if your goal is to increase your total Death Benefit.  You may find the Graded Option more appropriate if your goal is to increase your total Death Benefit before you reach Age 70, and to increase your Policy Value through positive investment experience of the Subaccounts thereafter.

Changing the Death Benefit Option.  After the third Policy Year and before the Insured's Age 95, you may change your Death Benefit option once each Policy Year.  Changing the Death Benefit option may affect the Face Amount. We will notify you of the new Face Amount.

Changes to the Death Benefit Option are subject to the following conditions:

•
You must send your Written Request, in Good Order, to our Mailing Address or fax it to us at 1-727-299-1620. (If you send your request by fax, be sure to use the correct fax number.  Please see "Telephone and Fax Privileges.")

•	The effective date of the change will be the Monthly Policy Date on or following the date when we receive your request for a change.

•	You may not make a change that would decrease the Face Amount below the minimum Face Amount shown in your Policy Data.

•	You may not change the Death Benefit option after the Insured's Age 95.

•	There may be adverse federal tax consequences. You should consult a tax advisor before changing your Policy’s Death Benefit option.

Any changes in the Face Amount due to changes of the Death Benefit option will impact the determination of all Income Protection Option benefits after the death of the Insured and will change the Long Term Care Rider Face Amount.

Death Benefit After Age 121.  If the Policy is still In Force after the Insured's Age 121, the Policy will continue and the Death Benefit payable will continue to be calculated in accordance with the Death Benefit option and the life insurance compliance test then in effect.  Please Note:  Continuing a Policy beyond the Insured’s 100th birthday may have tax consequences.  You should contact a tax advisor if you intend to keep the Policy In Force beyond the Insured’s 100th birthday.  Please see the “Federal Income Tax Considerations” section of this prospectus.

Death Benefit with Long Term Care Rider.  Policies with a Long Term Care Rider are endorsed to provide a residual/minimum life insurance Death Benefit equal to the lesser of (a) 10% of the lowest Face Amount of the Base Policy from inception, less any outstanding policy loans; or (b) $10,000.  Note: At the commencement of LTC Rider benefits (i.e., when the first claim payment is disbursed), we will change the Policy Death Benefit to Level if it is not already Level.  When the LTC Rider benefits stop, the Death Benefit option will not automatically be restored to the original Death Benefit option, but the policyowner may request a change at that time in accordance with the Base Policy provisions.

Upon the Insured’s death (while we are paying benefits under the Rider or after the maximum has been paid), the Beneficiary will receive the greater of: (1) the Policy’s current Death Benefit at time of death less any Loan Balance, reduced by the sum of Long Term Care Rider benefit payments; or (2) the residual Death Benefit.

Effect of Cash Withdrawals on the Death Benefit.  If the Level Death Benefit option is in effect, or if the Graded Option is in effect and the Insured's Age is 71 or greater, a cash withdrawal will reduce the Face Amount of the Policy by an amount equal to the amount of the cash withdrawal. Regardless of the Death Benefit option in effect, a cash withdrawal will reduce the Death Benefit by at least the amount of the withdrawal.

Increasing/Decreasing the Face Amount

You may apply to increase the Face Amount at any time or decrease at any time after the third Policy Year. The maximum Face Amount increase is subject to reinsurance requirements and underwriting requirements as a newly issued Policy, and subject to any requirement for additional evidence of insurability at the time of increase in Face Amount. No more than one change in the Face Amount can occur each Policy Year.  An increase or decrease in the Face Amount may affect your cost of insurance charge, monthly per unit charge, your GPT Premium limitation, your Minimum Monthly No Lapse Premium, and may affect your ability to maintain the No Lapse Period Guarantee. A change in Face Amount may affect the Policy’s qualification tests as life insurance under Internal Revenue Code 7702 and could cause the Policy to become a Modified Endowment Contract under Internal Revenue Code 7702a and may have adverse federal tax consequences.

In addition, an increase or decrease in Face Amount may move the Policy into a different Face Amount band so that your overall cost of insurance rate may change. An increase in Face Amount will be treated as an additional layer of coverage with its own monthly expense charge, surrender charges and Surrender Charge Period. If you increase your Face Amount, you will receive notification of your new Minimum Monthly No Lapse Premium and Surrender Charge schedule. Increases are not allowed if your Policy includes the Long Term Care Rider.

Any decrease will reduce your Face Amount in the additional layer of coverage created:

1.	first, by the most recent increase;
2.	followed by the next most recent increases successively; and
3.	followed by the amount specified in the original application.

You should consult a tax advisor before increasing or decreasing your Policy’s Face Amount.

Conditions for and Policy impact of decreasing the face amount:	●	There is a minimum Face Amount decrease of $25,000.
	●	You must send your Written Request, in Good Order, to our Mailing Address or fax it to us at 1-727-299-1620.
	●	Decreases are only allowed after the third Policy Year.
	●	You may not increase and decrease your Face Amount in the same Policy Year.
	●	You may not decrease your Face Amount lower than the minimum Face Amount of $100,000.
	●	You may not decrease your Face Amount if it would disqualify your Policy as life insurance under the Internal Revenue Code.
	●	Until the later of the end of the Surrender Charge Period or the Policy Anniversary at the Insured's Age 65 we may limit the amount of decrease to no more than 20% of the Face Amount.
	●	A decrease in Face Amount will take effect on the Monthly Policy Date on or next following the day we receive your Written Request, in Good Order, at our Mailing Address.
●
If a decrease to your Policy’s Face Amount causes your Face Amount band to change, then we will apply the cost of insurance rates to the amounts in the new band as of the effective date of the decrease in Face Amount.

	●	A decrease in Face Amount will cause a new Minimum Monthly No Lapse Premium to be calculated. The new Minimum Monthly No Lapse Premium is effective on the date of decrease.
	●	A decrease in Face Amount will result in an adjustment to the Long Term Care Rider Face Amount and to the Income Protection Option benefits.

Conditions for and Policy impact of increasing the Face Amount:	●	We will accept requests for increases in Face Amount on any Monthly Policy Date (after the first Policy Year) before the Policy Anniversary at the Insured's Age 86.
	●	Your request, in Good Order, must be applied for on a supplemental application and include evidence of insurability satisfactory to us.
	●	A requested increase in Face Amount requires our approval and will take effect on the Monthly Policy Date on or after the day we approve your request.
	●	We may require your requested increase in Face Amount to be at least $100,000.
	●	You may not decrease and increase your Face Amount in the same Policy Year.
●
If an increase to your Policy’s Face Amount causes your Face Amount band to change, then we will apply the cost of insurance rates to the amounts in the new band as of the effective date of the increase in Face Amount.

●
An increase in Face Amount will cause a new Minimum Monthly No Lapse Premium to be calculated. The new Minimum Monthly No Lapse Premium is effective on the date of increase if the Policy is still in the No Lapse Period.

	●	Each increase in Face Amount will have its own Surrender Charge that applies for the Insured's Age after the date of each increase. This charge may significantly reduce your Cash Surrender Value.
	●	Increases are not allowed if your Policy includes the Long Term Care Rider.

Payment Options.  There are several ways to receive proceeds under the Death Benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in this prospectus.

Surrenders and Cash Withdrawals

Surrenders

You must make a Written Request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date on which we receive your request, in Good Order, at our Mailing Address. We may require an original signature in such Written Request. You may also fax your request to our Administrative Office at 1-727-299-1620. Written Requests to surrender a Policy that are received at our Mailing Address (or faxed to our Administrative Office) before the NYSE closes are priced using the Subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive the Written Request at our Mailing Address or a fax request at our Administrative Office after the NYSE closes, or on a day that the NYSE is closed for trading, we will process the surrender request using the Subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All surrender requests must be submitted in Good Order to avoid a delay in processing your request.

The Insured must be alive, and the Policy must be In Force when you make your Written Request. A surrender is effective as of the date when we receive your Written Request, in Good Order, at our Mailing Address. You will incur a Surrender Charge if you surrender the Policy as described in the section entitled "Surrender Charges" in this prospectus based on the Insured's Age (or any additional layer of charges for an increase in Face Amount).

 Once you surrender your Policy, all coverage and other benefits under it cease and cannot be Reinstated. We will normally pay you the Cash Surrender Value in a lump sum (by check) within seven days or under a settlement option.  A surrender may have tax consequences. For more information regarding tax consequences, please refer to the section entitled “Federal Income Tax Considerations” in this prospectus.

Cash Withdrawals

You may request a cash withdrawal of a portion of your surrender value subject to certain conditions. (Note: All requests for a withdrawal must be submitted in Good Order to avoid a delay in processing your request.)

Cash withdrawal conditions:	●
You must send your written cash withdrawal request with an original signature, in Good Order, to our Mailing Address. If your withdrawal request is less than $500,000, then you may fax it to us at 1-727-299-1620.

	●	The amount of a withdrawal may be limited to a minimum of $500 and may not exceed the Cash Surrender Value, less $500.
	●	You may not take a cash withdrawal if it will reduce the Face Amount below the minimum Face Amount of $100,000.
●
If a withdrawal changes the Face Amount of the Policy, the new Face Amount will be the basis for the final determination of all Income Protection Option benefits upon the death of the Insured and will result in an adjustment to the Long Term Care Rider Face Amount.

●
You may specify the Subaccount(s) and the Basic Interest Account from which to make the withdrawal. If you do not specify an Account Option(s), we will take the withdrawal from each Account Option in accordance with your current Premium allocation instructions.  If this is not possible, the withdrawal amount will be withdrawn pro-rata from all Account Options.

	●	We generally will pay a cash withdrawal request within seven days following the Valuation Date we receive the request, in Good Order, at our Mailing Address.
	●	We will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance.
	●	You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue Code.
	●	A cash withdrawal may have tax consequences.

A cash withdrawal will reduce the Policy Value by the amount of the cash withdrawal, and will reduce the Death Benefit by at least the amount of the cash withdrawal. A cash withdrawal will reduce the Face Amount by an amount equal to the amount of the cash withdrawal if you choose the Level Death Benefit option. If you choose the Graded Option, the Face Amount is reduced if the Insured is Age 71 or greater.  However, no withdrawal will be allowed if the resulting Face Amount of the Policy would be less than the $100,000 minimum Face Amount. This decrease in Face Amount may cause your Policy to be in a lower Face Amount band, so that your cost of insurance rates would be higher. You also may have to pay higher Minimum Monthly No Lapse Premiums.

When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your cash withdrawal or surrender payment, we will deduct that charge from the payment. We currently charge $30 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service. You can obtain further information about these charges by contacting us at our Administrative Office.

Canceling a Policy

You may cancel the Policy for a refund during the Free Look Period by returning it, with a Written Request to cancel the Policy, to our Mailing Address.  You may also fax your request to our Administrative Office at 1-727-299-1620 along with page 3 of the Policy. (If you send your request by fax, please be sure to use the correct fax number.)  The Free Look Period generally expires 10 days after you receive the Policy (replacement coverage has a 60 day Free Look Period).   If you decide to cancel the Policy during the Free Look Period, we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive, in Good Order, the Written Request and returned Policy at our Mailing Address (or a fax request and page 3 of the Policy are received in Good Order at our Administrative Office).

The amount of the return will be the total of all Premiums you paid under the Policy. (See “Policy Features-Premiums-Allocating Premiums-Reallocation Account.”)

Long Term Care Rider.  If you elected the Long Term Care Rider under your Policy, your Long Term Care Rider has a 30-day Free Look Period.  If you wish to cancel the rider without canceling the Policy, you must return the Policy and this Rider to us so that we can send back your Policy without the Rider.

Signature Guarantees

Signature guarantees are relied upon as a means of preventing the perpetration of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services.  They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a Written Request for the disbursement of funds.

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

●	All requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more.
●	Any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner's policy.
●
Any disbursement request when Transamerica Financial has been directed to send proceeds to a different address from the address of record for that owner's account.  Please Note:  This requirement will not apply to disbursement requests made in connection with exchanges of one policy for another with the same owner in a "tax-free exchange" under Section 1035 of the Internal Revenue Code.

•	Any transaction where the owner’s signature on a request submitted does not match the signature in our files.

    An investor can obtain a signature guarantee from financial institutions across the United States and Canada that participate in a Medallion signature guarantee program.  This includes many:

•	National and state banks.
•	Savings banks and savings and loan associations.
•	Securities brokers and dealers.
•	Credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business.  Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee.  Notarization will not substitute for a signature guarantee.

Loans

General

After your Policy’s Free Look Period (as long as the Policy is In Force) you may borrow money from the Policy using the Policy’s Cash Surrender Value as the only security for the loan.  A loan that is taken from and secured by a policy may have tax consequences. See “Federal Income Tax Considerations.”

Policy loans are subject to certain conditions:	●	We may require you to borrow at least $500.
	●	The maximum amount you may borrow is 90% of the Cash Surrender Value, minus loan interest that will accrue before the next Policy Anniversary.

When you take a loan, we will withdraw an amount equal to the requested loan from each of the Subaccounts and the Basic Interest Account based on your current Premium allocation instructions (unless you specify otherwise). We will Transfer that amount to the Loan Reserve.  The Loan Reserve is part of the General Account.

We normally pay the amount of the loan within seven days after we receive a loan request, in Good Order, at our Mailing Address or, in limited circumstances described below, by telephone or fax at our Administrative Office.  We may postpone payment of loans under certain conditions.

You may request a loan of up to $50,000 by telephone by calling us at our Administrative Office at 1-800-322-7353, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. If you do not want the ability to request a loan by telephone, you should notify us in writing at our Mailing Address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in Good Order to avoid a delay in processing your request.)

If your loan request is less than $500,000, then you may fax it to us at 1-800-299-1620. (If you send your request by fax, be sure to use the correct fax number).   If the loan amount you request exceeds $500,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee.  We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your facsimile transmittal.

You can repay a loan at any time while the Policy is In Force. Loan repayments must be sent to our Mailing Address and will be credited as of the date received. For each payment made, you must specify that your payment is a loan payment or we will assume that it is a Premium payment.  For each payment made before the Insured's Age 121, you must specify the Account Option(s) to which the loan repayment will be applied.  If you do not specify the Account Option(s), the loan repayment will be applied in accordance with your most recent Premium allocation instructions.

At each Policy Anniversary, we will compare the Loan Balance to the amount in the Loan Reserve. At each such time, if the Loan Balance exceeds the amount in the Loan Reserve, we will withdraw the difference from the Subaccounts and the Basic Interest Account and transfer it to the Loan Reserve, in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the Loan Balance, we will withdraw the difference from the Loan Reserve and transfer it to the Account Options in the same manner as current Premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the Transfer charge. We reserve the right to require a transfer to the Basic Interest Account if the loans were originally transferred from the Basic Interest Account.

Loan Interest Spread.  The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your Loan Reserve (an effective annual rate of 2.0% guaranteed).  We may apply different loan interest rates to different portions of the Loan Balance.  After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy Year, we will apply preferred loan charged rates on an amount equal to the Policy Value minus total Premiums paid (less any cash withdrawals) and minus any Loan Balance. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. On and after the Insured's Age 121, all loans, new and existing, are considered preferred loans.

Effect of Policy Loans.  A Policy loan reduces the Death Benefit and Cash Surrender Value by the amount of any Loan Balance. Repaying the loan causes the Death Benefit and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount in the Loan Reserve equal to the amount of the Loan Balance as of the last Policy Anniversary plus any accrued interest. This amount is not affected by the Separate Account’s investment performance and may not be credited with the interest rates accruing on the portion of Policy Value in the Basic Interest Account. Amounts Transferred from the Separate Account to the Loan Reserve will reduce the value in the Separate Account and we will credit such amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the Separate Account.

At the death of the Insured, any Loan Balance is subtracted from the Death Benefit before recalculating the Income Protection Option lump sum(s) and monthly benefit.

If you elect the Long Term Care Rider, before we make a payment, we will first apply any benefit amount to any unpaid Monthly Deductions, and then to any interest due on any Policy loans to the extent such interest due exceeds the Policy’s Cash Surrender Value. If there are Policy loans at the time the LTC Rider maximum amount is reached, you must pay the interest due on any Policy loan as it becomes due, otherwise the Policy may terminate.

We also currently charge interest on Policy loans at an effective annual rate of 2.75%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the Policy loan is repaid.

There are risks involved in taking a Policy loan, including the potential for a Policy to Lapse if projected earnings, taking into account Loan Balances, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

We will notify you (and any assignee of record) if a loan causes your Cash Surrender Value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may Lapse.

Policy Lapse and Reinstatement

Lapse

Your Policy may not necessarily Lapse (terminate without value) if you fail to make a Planned Periodic Payment. However, even if you make all your Planned Periodic Payments, there is a possibility that your Policy will lose value and Lapse. The Policy provides a No Lapse Guarantee as described below. Once the No Lapse Period ends, or if the No Lapse Guarantee is not in effect, your Policy may Lapse if the Cash Surrender Value on any Monthly Policy Date is less than the Monthly Deductions due on that day (prior to the Insured's Age 121; beginning at the Insured's Age 121, your Policy may Lapse if the Cash Surrender Value reaches zero because of loan interest that is due and payable). Such Lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the Cash Surrender Value, or if you have not paid sufficient Premiums (as discussed below) to offset the cost of Monthly Deductions.

If the Cash Surrender Value is not enough to pay the Monthly Deductions, then we will mail a notice to your last known address (according to our records) and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a Lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the Death Benefit if an Insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, then all coverage under the Policy will terminate without value. If there is any Cash Surrender Value remaining, we will refund it to you at the end of the grace period.

Protection Against Unintentional Lapse: The Long Term Care Rider cannot Lapse or terminate unless notice of Termination for nonpayment of Premium has been provided. The grace period for the Rider is 65 days. If any amount due is not paid within 30 days from the date that it was due, we will send a notice to you, the Insured and the third party person or persons designated by you to receive such notice at the addresses provided to us. Notice will be given by first class United States mail, postage prepaid. You will have an additional 35 days to pay the amounts due after we have mailed the notice. During the grace period the Rider will stay in effect.

Your Policy is a flexible Premium policy that is subject to certain Monthly Deductions that are dependent upon, among other factors, the characteristics of the Insured(s), Riders associated with your Policy, and your Policy’s Face Amount.  If your Policy does Lapse and you choose to Reinstate it, you will be required to make additional payments.  The payments needed to Reinstate the Policy will depend on whether the No Lapse Ending Date has passed.  Please refer to the section below entitled “Reinstatement” for a description of the payments that may be required to Reinstate your Policy.

No Lapse Guarantee.  As noted above, the Policy provides a No Lapse Guarantee during the No Lapse Period. As long as you keep the No Lapse Guarantee in effect, your Policy will not Lapse and no grace period will begin. Even if your Cash Surrender Value is not enough to pay your Monthly Deductions, the Policy will not Lapse as long as the No Lapse Guarantee is in effect. The No Lapse Guarantee will not extend beyond the No Lapse Ending Date stated in your Policy Data.  Each month we determine whether the No Lapse Guarantee is still in effect. If the No Lapse Guarantee is not in effect and the Policy is still In Force, the No Lapse Guarantee can be restored by paying, at any time before the Lapse date, Minimum Monthly No Lapse Premiums sufficient to cover the period from the Policy Date up to and including the current month.

No Lapse Ending date:	●	For a Policy issued to any Insured Ages 0-60, the No Lapse Ending Date is determined by either the number of years to Insured's Age 65 or the 20th Policy Anniversary, whichever is earlier.
	●	For a Policy issued to an Insured Ages 61-85, the No Lapse Ending Date is the 5th Policy Anniversary.
	●	The No Lapse Ending Date is specified in your Policy Data.
Keeping the No Lapse Guarantee in effect:	●	The No Lapse Guarantee will not be effective if you do not pay sufficient Minimum Monthly No Lapse Premiums.
●
You must pay total Premiums (minus cash withdrawals and any Loan Balance) that equal at least the sum of the Minimum Monthly No Lapse Premiums in effect for each month from the Policy Date up to and including the current month.

Effect of changes on Minimum Monthly No Lapse Premium:	●
We will recalculate the amount of the Minimum Monthly No Lapse Premium if, while the No Lapse Guarantee is in effect, you change Death Benefit options, increase or decrease the Face Amount, or if supplemental benefits (Riders) are added, terminated, reduced or increased.

•
Depending upon the change made to the Policy or Rider and the resulting impact on the level of the Minimum Monthly No Lapse Premium, you may need to pay additional Premiums to keep the Policy In Force. We normally will not extend the length of the No Lapse Guarantee.

You will lessen the risk of Policy Lapse if you keep the No Lapse Guarantee in effect. Before you take a cash withdrawal or a loan, or decrease the Face Amount, or add, increase or decrease a Rider, you should consider carefully the effect it will have on the No Lapse Guarantee.

If you have a Long Term Care Rider, while the Rider benefits are being paid, the Policy will not Lapse due to the Policy’s Cash Surrender Value not being sufficient to pay the Monthly Deduction due.

Note:  In case of Lapse and Reinstatement, the No Lapse Period will not be extended by the number of months that the Policy was Lapsed.

See “Minimum Monthly No Lapse Premium” above for a discussion of how the Minimum Monthly No Lapse Premium is calculated and can change.

Reinstatement

We may Reinstate a lapsed Policy within three years after the Lapse. You may not Reinstate the Policy if it has been surrendered for its Cash Surrender Value.  Any Reinstatement must be made during the lifetime of the Insured.  Before we Reinstate the Policy, we will require all of the following:

•
Submit a written application for Reinstatement to our Mailing Address or fax your request to our Administrative Office at 1-727-299-1620. (If you send your request by fax, be sure to use the correct fax number.)

•	Submit the Insured’s written consent to Reinstatement.
•	Evidence of insurability satisfactory to us that the Insured continues to qualify for the same class of risk and any substandard rating upon which we based the issuance of the Policy.
•	Payment of the following:
a.
Prior to the No Lapse Ending date, the lesser of: (i) the total Minimum Monthly No Lapse Premiums from the Policy Date through the Policy Month of Lapse; plus two Policy Months of Minimum Monthly No Lapse Premiums; minus any Premiums already paid net of any withdrawals and Loan Balance; or (ii) an amount sufficient to provide a Net Premium equal to any Monthly Deductions due at the time of Termination; plus two Monthly Deductions due in advance at the time of Reinstatement; plus an amount sufficient to increase the Policy Value above the Surrender Charge in effect at the time of Lapse.

b.
After the No Lapse Ending Date: an amount sufficient to provide a Net Premium equal to any Monthly Deductions due at the time of Termination; plus two Monthly Deductions due in advance at the time of Reinstatement; plus an amount sufficient to increase the Policy Value above the Surrender Charge in effect at the time of Lapse.

The date of Reinstatement will be the Monthly Policy Date on or following the date the application for Reinstatement is approved by us, so long as the Insured is still living. If all the conditions for Reinstatement are satisfied, the Policy will be placed In Force again on the following basis:

●	The Surrender Charge applicable at Reinstatement will be equal to what it was at Lapse, and the Surrender Charge Period will be extended by the length of time between Lapse and Reinstatement.
•	The cost of insurance rates will be based on the Insured's Age at Reinstatement, determined as of the last Policy Anniversary.
•	The duration of the Monthly Expense Charge per thousand will be extended by the length of time between Lapse and Reinstatement.
•	Any Loan Balance as of the date of Termination will not be Reinstated.
•	Amounts paid at the time of Reinstatement will be applied as new Premiums in accordance with your most recent Premium allocation instructions.
•
The No Lapse Guarantee will be available if the Policy is Reinstated before the No Lapse Ending Date.  The No Lapse Ending Date will not be extended by the length of time between Lapse and Reinstatement.

•	Any Riders may be Reinstated subject to their terms.

The Policy Value of the Loan Reserve on the Reinstatement date will be zero. The Policy Value of the Reinstated Policy will be equal to the Policy Value at the time of Lapse; minus any Loan Balance as of that date; plus the Net Premium you pay at Reinstatement; minus any Monthly Deductions due at the time of Lapse; minus one Monthly Deduction as of the date of Reinstatement.

Reinstatement of LTC Rider: If the policy Lapses and is Reinstated, the LTC Rider may be Reinstated with evidence of insurability as described in the Policy. However, if the Rider Lapses “unintentionally” and the owner is also the Insured under the Rider, we will Reinstate the Rider along with the Policy, subject to all the conditions for Reinstatement described in the Policy and any endorsements to the Policy, except that evidence of insurability will not be required if:

1. We receive a Written Request for Reinstatement within 180 days after the date of Lapse; and

2. in lieu of evidence of the Insured’s insurability, we receive a licensed health care practitioner's written certification that the Insured was diagnosed, using generally accepted medical diagnostic methods and tests, as being a chronically ill  individual at the time the Rider Lapsed.

If the Policy and LTC Rider are being Reinstated under the unintentional Lapse provision, the supplemental application will not need to be submitted. Any claim incurred during the 180-day period will be considered for benefits subject to all other Rider provisions.

Federal Income Tax Considerations

The following summarizes some of the basic federal income tax considerations associated with a policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

 In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the Separate Account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the policies, such as your flexibility to allocate Premiums and Policy Values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over Separate Account assets.

 In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the Separate Account, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the Policy Value to the Death Benefit. As life insurance policies, the Death Benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after Age 99 in the manner provided should be sufficient to maintain the excludability of the Death Benefit after Age 99. Lack of specific IRS guidance, however, makes the tax treatment of the Death Benefit after Age 99 uncertain. Also, any increase in Policy Value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy (e.g., by assignment), the tax consequences depend on whether the policy is classified as a MEC. Moreover, if a loan from a policy that is not a MEC is outstanding when the policy is surrendered or Lapses, the amount of outstanding Indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of Premiums paid during the first seven Policy Years or in the seven Policy Years following certain changes in the policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Among other things, a reduction in benefits could cause a policy to become a MEC.  Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the Initial Premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional Premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

●
All distributions other than Death Benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total Premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

●
Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in Policy Value secured by such loan or pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in Policy Value during the assignment may be treated as distributions and considered taxable.

●
A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you are natural age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

●
If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions from a policy that are made within two years before the policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as Indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or Lapses, the amount of the outstanding Indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy Years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the Premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of Death Benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor. Recent legislation under Section 101(j) of the Internal Revenue Code has imposed notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive Death Benefits tax-free and inserted additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Terminal Illness Accelerated Death Benefit Endorsement. We believe that the benefit payment we make under this Rider should be fully excludible from the gross income of the Beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this Rider to your Policy, or requesting a benefit payment.

Long Term Care Rider.  We believe that the benefit amounts received from the LTC Rider are considered tax-free up to the greater of (1) the per diem amount based on the Health Insurance Portability and Accountability Act (“HIPAA”) per diem limits, subject to change annually (Note: Please refer to your LTC Rider for a description of the HIPAA per diem limits); or (2) the actual amount of qualified long term care expenses paid by the Insured.  The policyowner may elect a reduced monthly benefit amount based on the per diem limits. (Note: If there is more than one Policy on the Insured, all LTC benefit payments must be aggregated to determine any tax liability.)

Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the Insured's Age 100 are unclear and may include taxation of the gain in the Policy or the taxation of the Death Benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy In Force beyond the Insured's Age 100.

Other Tax Considerations. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.  Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note:

•
Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. FATCA imposed additional reporting and documentation requirements where non- U.S. entities (including foreign corporations, partnerships, and trusts) purchase policies to identify U.S. persons who are beneficial owners of the policies. Additional withholding of U.S. tax may be imposed if such documentation is not provided. In furtherance of FATCA implementation, the U.S. has entered into Inter-Government Agreements (“IGA’s”) with various foreign governments that require an exchange of information between U.S. financial institutions, including Transamerica Life and the foreign governments regarding purchases of life insurance and annuities by their respective citizens.  Prospective purchasers are advised to consult with a qualified U.S. tax adviser regarding U.S., state, and foreign taxation with respect to a life insurance policy purchase.

•
In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010.  The 2010 Taxpayer Relief Act generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes.  This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Other Policy Information

Settlement Options

During the Insured’s lifetime, you may request that we pay the Death Benefit under one of the following settlement options.  We will also use any other method of payment that is agreeable to you and us.  After the Insured’s death, a Beneficiary may elect to receive such Beneficiary’s share of the Death Benefit under a settlement option.  However, you may provide that the Beneficiary will not be permitted to change the settlement option you have selected.  If a settlement option is requested, we will prepare an agreement to be signed which will state the terms and conditions under which the payments will be made.  This agreement will include a statement regarding the withdrawal value, if any, and to whom any remaining proceeds will be paid following the death of the person receiving the payments.

The following settlement options are available:

•
Annuity - We will use the benefit as a single premium to buy an annuity.  The annuity may be payable to one or two payees.  It may be payable for a guaranteed period, or for life with or without a guaranteed period as long as we agree to it.  The annuity payment will not be less than what our newly issued immediate annuity contracts with the same features are then paying.

•
Benefit Deposited with Interest - We will hold the benefit on deposit with us and it will earn interest.  Such interest will be at a rate declared by us from time to time, but not less than an annual interest rate of 1%, and may differ from the rate we pay under other options.  We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested.  The payee may withdraw part or all of the benefit and earned interest at any time.

Note:  The Income Protection Option is also a settlement option available to you.  Please see the section entitled “Income Protection Option” for information regarding this option.

Conditions.  Settlements of less than $10,000 will be paid in a lump sum by check and may not be applied under any settlement option.  We may change the payment frequency if payments under an option become less than $100.

A corporation may receive payments under a life income option only if the payments are based on the life of the surviving spouse or child of the Insured.

To the extent permitted by law:

1.	No payment of the Death Benefit or interest we make will be subject to the claims of any creditor; and
2.	If you provide that the option selected cannot be changed after the Insured’s death, the payments will not be subject to the debts or contracts of the person receiving the payments.

Payments We Make

We usually pay the amounts of any surrender, cash withdrawal, Death Benefit, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death (in Good Order) at our Mailing Address. However, we can postpone such payments if any of the following occurs:

●	The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC.
●	The SEC permits, by an order, the postponement for the protection of policyowners.
●	The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.
•	When mandated under applicable law.

In addition, pursuant to SEC rules, if the Transamerica AEGON Money Market VP Fund suspends payment of redemption proceeds in connection with a liquidation of such Fund, then we will delay payment of any Transfer, cash withdrawal, surrender, loan, or Death Benefit from the Transamerica AEGON Money Market VP Subaccount until the Fund is liquidated.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, Death Benefit, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of Transfers, cash withdrawals, Death Benefit, or surrenders from the Basic Interest Account for up to six months.

If mandated under applicable law, we may be required to reject a Premium payment and/or block a policyowner’s account and thereby refuse to pay any request for Transfers, withdrawals, surrenders, loans or Death Benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of Premiums and the right to receive the benefits under the Policy (i.e., Cash Surrender Value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a policy on the life of the employee, the employer will pay the Premiums and will have the right to receive the Cash Surrender Value. The employee may designate the Beneficiary to receive any insurance proceeds in excess of the Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee’s Beneficiary would receive the balance of the proceeds.

No Transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us in Good Order at our Mailing Address. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

The Sarbanes-Oxley Act (the “Act”) was enacted in 2002. The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies was generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a Premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly traded companies. Consult your qualified tax advisor with respect to the effect of this guidance on your split dollar Policy.

Policy Termination

Your Policy will terminate and all benefits under it will cease on the earliest of the following:

•	The date the Policy Lapses.
•	The date we receive (in Good Order) your Written Request to surrender or terminate; or
•	The date of the Insured’s death.

Assignment of the Policy

You may assign your Policy by filing a Written Request with us. We will not be bound by any assignment until we record it in our records.  Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment.  We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it.  Any Death Benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

Supplemental Benefits (Riders)

The following supplemental benefits (Riders) are available and may be added to your Policy. Monthly charges for these Riders are deducted from the Policy Value as part of the Monthly Deductions. The Riders available with the Policies do not build Policy Value and provide benefits that do not vary with the investment experience of the Separate Account. Adding these supplemental benefits to an existing Policy, or canceling them, may have tax consequences; you should consult a tax advisor before doing so.

Note: Our deduction of a monthly charge for any period after the date of Termination of any Rider shall not create liability for us under that Rider, nor will it constitute a waiver of the Termination of the Rider. Any monthly charge for a Rider deducted following its Termination will be retroactively refunded by crediting by the amount of the charge to the Policy Value.

The following options are available with no Monthly Deduction:

Income Protection Option

The Fixed Settlement Endorsement, also known as the Income Protection Option (“IPO”), provides a Designated Payment upon the death of the Insured in the manner stated below instead of as set forth in the Base Policy.  This option provides for the payment of all or a portion of the Policy’s Death Benefit in installments following the death of the Insured.  The amounts, frequency and duration of such installments as of the effective date of the endorsement are stated in the Policy Data.  Before the Insured’s death, You may cancel this option or make policy changes that affect the amount of the Designated Payments, but the Beneficiary(ies) may not alter the payment plan that you select.

Designated Payments.  The Designated Payment is a payment or payments based on the total Face Amount (the sum of the Face Amount In Force on the Base Policy and the Base Insured Rider) and is set forth in the Policy Data as:

1.	An initial lump sum (“initial lump sum”); and/or
2.	Monthly payments for a guaranteed period (“fixed monthly payment”); and/or
3.	A final lump sum at the end of the guaranteed period (“final lump sum”).

Payout of Designated Payments. Upon the Insured’s death, we will pay the Designated Payments as follows:

•	If the Policy’s Death Benefit is greater than the total Face Amount, the excess will be paid as a lump sum in addition to any initial lump sum payment amount.
•	If the Death Benefit is less than the total Face Amount, all Designated Payment amounts will be proportionately reduced.
•	We will pay any initial lump sum when we determine that the Policy’s Death Benefit is payable.
•
Fixed monthly payments will be paid retroactively to the date of the Insured's death at the same time as the initial lump sum. Fixed monthly payments will continue thereafter for the remainder of the guaranteed period.

•	The final lump sum will be paid at the end of the guaranteed period.

Interest Adjustment to Designated Payments. At the time of the Insured’s death, we will adjust the amount of the fixed monthly payments to reflect our then-Current Interest Rate for a fixed monthly settlement option of the same type and for the same duration as the guaranteed period if that current rate is greater than the guaranteed annual interest rate. The interest rate applicable to fixed monthly payments will thereafter remain fixed through the guaranteed period.

We will adjust the final lump sum payment to reflect our Current Interest Rate for benefits deposited with interest if that current rate is greater than the guaranteed annual interest rate. Adjustments (if applicable) to reflect the Current Interest Rate will be made at the death of the Insured and during the guaranteed period, as the current rate for benefits deposited with interest may vary during that time. The interest rates used to determine the final lump sum will never be less than the guaranteed annual interest rate.

Total Face Amount. Total Face Amount means the sum of the Face Amount of the Base Policy plus the Base Insured Rider plus the amounts payable under any Riders to the Base Policy as a result of the death of the Insured, excluding Riders providing benefits for accidental death.  Total Face Amount is initially determined as of the effective date of this endorsement. Total Face Amount is recalculated as of the date of any policy change or other transaction that increases or decreases the prior total Face Amount.

If the total Face Amount is reduced as a result of an accelerated Death Benefit Rider claim payment, or due to any other change or transaction that results in a reduction of the total Face Amount upon which the Designated Payments were based, then each Designated Payment will be proportionately reduced.

Beneficiary.  Beneficiary percentages and contingencies can be designated separately for the initial lump sum, the monthly payments, and the final lump sum.  Simple designations can be submitted with your policy application; for complex designations, please contact your registered representative or our Administrative Office at 1-800-322-7353.

If a Beneficiary dies while receiving the Designated Payments, the present value of the remaining payment will be paid to that Beneficiary’s estate.  If the Beneficiary is an assignee or an estate, Designated Payments cannot be made and they will receive a single lump sum.

Termination of Endorsement.  The endorsement will terminate only at the Written Request of the policyowner and prior to the death of the Insured.  Termination of the Rider will cause the Policy to revert to the Base Policy options for paying the Death Benefit.

Impact of IPO with Other Riders.  If you elected any of the following Riders under your Policy, the IPO will impact that Rider as noted below:

Base Insured Rider
The Base Insured Rider Death Benefit is included with the base Death Benefit that will be paid as the IPO in a series of payments.  If the Base Insured Rider is reduced or dropped, the total Face Amount will be changed.

Accidental Death Benefit	If the Rider Death Benefit increases the Death Benefit beyond the total Face Amount, then the excess would be paid as part of the initial lump sum.

Terminal Illness Accelerated Death Benefit Endorsement	If the Total Face Amount is reduced by an acceleration of Death Benefit proceeds, then each Designated Payment under the IPO will be proportionately reduced.
Long Term Care Rider

Acceleration of the Policy’s Death Benefit under the Long Term Care Rider would not decrease the IPO Total Face Amount but would decrease the Death Benefit payout that enters into the final determination of Designated Payments after the death of the Insured.

The Additional Insured Rider and the Children’s Benefit Rider Death Benefits are not subject to the IPO and will be paid separately as a lump sum or under the designated settlement options.  The Disability Waiver of Premium Rider, Disability of Monthly Deductions Rider and Overloan Protection Rider do not contribute to the IPO benefit.

Overloan Protection Rider

Your Policy will have an Overloan Protection Rider if you elect the Guideline Premium Test, and your Policy is not a Modified Endowment Contract.  Exercise of this Rider will guarantee, as long as the Rider is in effect, that the Policy will not Lapse in certain circumstances described below.

    Please see “Termination of the Rider” below for Termination conditions of the Rider before and after exercise. A charge will be assessed when the Rider is exercised.

The Rider at Exercise.   Your election to exercise this Rider will be effective when we receive your Written Request, in Good Order, at our Mailing Address.  To exercise this Rider, each of the following conditions must be true as of the exercise effective date:

•	The Death Benefit option is the Level Option.
•	The Policy must have been In Force for at least 15 years.
•	The Insured must be between Age 75 and Age 120.
•	There must be sufficient Policy Value to cover the Rider exercise charge as described below.
•	The Loan Balance is greater than the Face Amount, but less than 99.9% of the Policy Value after the charge for this Rider has been deducted.
•	The guideline Premium limit for the Policy will remain greater than zero at all times before the Insured's Age 100.
•	The Policy must not be a Modified Endowment Contract, and exercising this Rider must not cause the Policy to become a Modified Endowment Contract.
•	There are no other Riders in effect under the Policy after the exercise effective date.
•	No further loans will be allowed, but loan interest will continue to accrue and the policyowner may continue to repay any interest or principal.
•	The sum of all withdrawals taken from the Policy must be at least equal to the total Premiums paid.

On the exercise date, we:

1.
 Transfer all remaining Policy Value in the Subaccounts to the Basic Interest Account.  No Transfer charge will be assessed for such Transfer, nor will it count against, or be subject to, any Transfer limitations that may be in effect.

2.
Do not allow any further policy transactions, including Premium payments, withdrawals, surrenders, Transfers, changes to the Death Benefit option, or increases or decreases to the Face Amount after you exercise this Rider. No further loans will be allowed, but loan interest will continue to accrue and the Owner may continue to repay any unpaid policy loan or accrued loan interest.

3.	Deduct the charge for this Rider from your Policy Value.

One-Time Charge. There is a one-time charge to exercise this Rider.  The charge is equal to a percentage of the gross Policy Value, based on the Insured's Age at the time of exercise:
Age                               Charge
75-90                          5%
91                               4%
92                               3%
93                               2%
94-120                        1%

Termination of Rider. This Rider will terminate on the earliest of the following events:
•	The date the Policy terminates;
•	The next Monthly Policy Date following the date the policyowner requests Termination of this Rider;
•	The death of the Insured;
•	The date the Policy is surrendered or continued under any non-forfeiture option;
•	The Policy Anniversary at the Insured's Age 121; or
•	The date the Policy becomes a Modified Endowment Contract under Section 7702A of the Internal Revenue Code, as amended.

You should be aware that the tax consequences of this Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the Loan Balance should be treated as a taxable distribution when this Rider is exercised.  You should consult a tax advisor as to the tax risks associated with this Rider.

Terminal Illness Accelerated Death Benefit Endorsement

This Rider allows us to pay a portion of the Death Benefit once we receive proof, in Good Order, at our Mailing Address that the Insured is ill and has a life expectancy of one year or less. A doctor must certify the Insured’s life expectancy.  (Note: If an accelerated Death Benefit is paid, the Policy’s benefits and values, as well as any benefits and values provided by affected Riders, will be reduced.)

Note: Terminally ill means that the Insured has a medical condition, resulting from bodily injury or disease, or both, which is expected to result in the death of the Insured within 12 months of diagnosis.

Accelerated Death Benefit Amount. The minimum available Death Benefit you may accelerate because the Insured is terminally ill is $10,000 and the maximum you may accelerate is equal to the lesser of:

1.	75% of the available Death Benefit (including Base Insured Rider) as of the first accelerated Death Benefit payment; or

2.
$500,000, including all other accelerated Death Benefits previously elected or currently under review under all policies, endorsements or Riders issued by us or our affiliates on the life of the Insured.

Available Death Benefit means the amount payable under the Base Policy upon the death of the Insured.  Available Death Benefit does not include amounts payable under any other Riders not expressly named, including, but not limited to, any Individual Insured Rider, Accidental Death Benefit Rider, Additional Insured Rider or Disability Waiver Rider.

The accelerated Death Benefit payment we make to you will be less than the amount of the available Death Benefit which you request to accelerate. The accelerated Death Benefit payment will be calculated as A – B – C – D where A, B, C, and D are determined as follows:

A.	The present value of the amount of the available Death Benefit which you request to accelerate, which will be calculated as described below.
B.	Any amount necessary to provide insurance to the date of the accelerated Death Benefit payment if we make the payment during a grace period.
C.	The Loan Balance, if any, at the time the accelerated Death Benefit is paid, multiplied by the election percentage.
D.
An administrative charge for each accelerated Death Benefit request. The administrative charge for each accelerated Death Benefit request as of January 1, 2014 is $350, but will be subject to future increases based on cumulative annual cost-of-living increases as measured by the Consumer Price Index for All Urban Consumers (“CPI”) since January 1, 2014. In the event that the CPI is no longer published, a substantially similar index will be used.

The present value of the accelerated Death Benefit payment we make to you will be based on a discount which reflects the early payment of the accelerated Death Benefit amount. We assume a 12-month period for this purpose. The annual interest rate we use will be a discount rate that is the greater of:

•	The current yield on 90-day U.S. Treasury bills; or
•	The maximum policy loan interest rate of 3%.

We will not pay a benefit under the Rider if the Insured’s terminal condition results from self-inflicted injuries that occur during the period specified in your Policy’s suicide provision.

Example

For example, suppose before the owner elects the terminal illness benefit, a Policy has a $400,000 Death Benefit and a $10,000 Loan Balance. Suppose that the current yield on 90-day Treasury bills is 6%. Because 6% is greater than the maximum policy loan interest rate of 3%, that is the interest rate that will be used to discount the benefit. Suppose the administrative charge for this endorsement is the 2013 value of $350.00. The owner elects to accelerate 50% of the Death Benefit, so the single sum benefit equals $183,329.25, which is ($400,000 x 0.50/ 1.06) - ($10,000 x 0.50 - $350.00). After the acceleration, the remaining Death Benefit is $200,000, which is 50% of $400,000, and all Policy Values will be reduced by 50%.

Termination.  This endorsement will terminate on the earliest of the following dates or events:

•	The date the maximum accelerated Death Benefit has been accelerated, or the aggregate maximum accelerated Death Benefit of $500,000 under all policies, endorsements or Riders has been reached; or
•	The date the Policy Terminates; or
•	The effective date of a settlement option elected under the Policy; or
•	The date you elect to Terminate the endorsement; or
•	The date of the Insured’s death.

Reinstatement.  If the Policy is Reinstated, this endorsement may be Reinstated at the same time; however, we will not pay any benefit for a terminal illness that is first diagnosed by a physician prior to the Reinstatement date.

Effect of the Long Term Care Rider and the Terminal Illness Accelerated Death Benefit Endorsement.  If your Policy also includes a Long Term Care Rider, the Insured may qualify for benefits under both the Terminal Illness Accelerated Death Benefit Endorsement and the Long Term Care Rider.  Please see the section of this prospectus entitled “Effect of Terminal Illness Accelerated Death Benefit Endorsement on the LTC Rider” for a description of the effect of having both a Long Term Care Rider and the Terminal Illness Accelerated Death Benefit Endorsement.

Note:  Before adding this endorsement to an existing policy or requesting payment under the endorsement, you should consult a tax advisor to discuss the tax consequences of doing so. This endorsement may not be available in all states.

The following options are available with an additional Monthly Deduction:

Base Insured Rider

Under the Base Insured Rider, we provide term insurance coverage on the Insured on a different basis from the coverage in your Policy. (This Rider is not available with the Long Term Care Rider.)

Features of the Base Insured Rider:	●	The Rider increases the Policy’s Death Benefit by the Rider’s Face Amount.
	●	The Rider may be purchased for Insured's Ages 18-85.
	●	The minimum purchase amount for the Rider is $100,000. The maximum purchase amount is 10 times the Face Amount of the Policy.
	●	We do not assess any additional Surrender Charge for the Rider.
	●	Generally the Rider coverage costs less than the insurance under the Policy, but it has no Policy Value and terminates at Age 100.
	●	You may cancel or reduce your Rider coverage without decreasing your Policy’s Face Amount.
	●	You may generally decrease your Policy’s Face Amount without reducing your Rider coverage.

    Subject to the following conditions, on any Monthly Policy Date while this Rider is In Force, you may convert this Rider to a new policy on the Insured’s life without evidence of insurability.

Conditions to convert the Rider:	●	Your request must be in writing, in Good Order, and sent to our Mailing Address.
	●	The Insured has not reached his/her 70th birthday.
	●	The new policy is any permanent insurance policy that we currently offer for conversions.
	●	We may allow an increase to the Policy’s Face Amount if the Base Policy and all of the Riders In Force allow such an increase.
●
The amount of the insurance under the new policy or the amount of the increase will equal the Face Amount In Force under the Rider as long as it meets the minimum Face Amount requirements of a Base Policy.

	●	We will base your premium on the Insured’s class of risk under the Rider.

Termination of the Rider:	The Rider will terminate on the earliest of:

	●	The Policy Anniversary at Age 100; or
	●	The date the Policy terminates; or
	●	The date you fully convert this Rider; or
	●	The Monthly Policy Date when the Rider terminates upon the owner’s Written Request.

It may cost you more to keep a higher Face Amount under the Base Policy, because the Face Amount may have a cost of insurance and other charges that are higher than the cost of the same amount of coverage under your Base Insured Rider. Any changes to the coverage of this Rider may affect your Minimum Monthly No Lapse Premium. Please refer to the applicable fee tables for your Policy to determine the charges for this Rider. Note: If the Income Protection Option (“IPO”) is selected and the Base Insured Rider is reduced or dropped, the IPO amounts are changed.

You should consult your registered representative to determine if you would benefit from Base Insured Rider. We may discontinue offering Base Insured Rider at any time. We may also modify the terms of this Rider for new policies.

Additional Insured Rider

This Rider may insure the spouse (or a non-spouse additional Insured where required by state law) and/or dependent children of the Insured. Please note that if a non-spouse is the additional Insured there may be adverse tax consequences. Subject to the terms of the Rider, we will pay the Face Amount of the Rider to the owner of the Insured under, or the Beneficiary(ies) of the Base Policy, as named in the application or in a subsequent written notice acceptable to us when we receive (at our Mailing Address) proof, in Good Order, that the additional Insured’s death occurred while this Rider was In Force. Our minimum Face Amount for this Rider for additional Insured's Ages 18-85 is $100,000. The maximum Face Amount is the lesser of $1,000,000 or the total amount of coverage on the Insured. The maximum number of Additional Insured Riders that is allowed on any one Policy is five (5). Please refer to the applicable fee tables for your Policy to determine the respective charges for this Rider. Subject to the following conditions, on any Monthly Policy Date while the Rider is In Force, you may convert it to a new policy on the additional Insured’s life (without evidence of insurability).

Conditions to convert the Rider:	●	Your request must be in writing, in Good Order, and sent to our Mailing Address.
	●	The additional Insured has not reached his/her 70th birthday.
	●	You may also convert within 45 days of the death of the Insured if the death occurs before the additional Insured’s 70th birthday.
	●	The new policy is any permanent insurance policy that we currently offer for conversion.
●
Subject to the minimum Face Amount required for the new policy, the amount of the insurance under the new policy will equal the Face Amount In Force under the Rider as long as it meets the minimum Face Amount requirements of the original Policy.

	●	We will base the premium for the new policy on the additional Insured’s underwriting class of risk under the Rider.
	●	Each new policy will be effective on the date of conversion.
●
The Initial Premium for the new policy must be received within 31 days of receipt of the conversion application.  If the Initial Premium is not received within that period, the conversion application will be canceled and coverage under this Rider will continue unless it has otherwise been terminated.

Termination of the Rider:	The Rider will terminate on the earliest of:

	●	The death of the Insured; or
	●	The Policy Anniversary at the Insured's Age 121; or
	●	The death of the last surviving additional Insured; or
	●	The next Monthly Policy Date following the date you request Termination of this Rider; or
	●	The date the Policy Lapses; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy terminates.

Insurance on an additional Insured will automatically terminate on the earlier of the Policy Anniversary at such additional Insured's Age 100 or when all coverage for that additional Insured is converted.

Children’s Benefit Rider

This Rider provides insurance on the Insured’s children (or qualifying stepchildren) who are between the Ages of 15 days and 18 years old on the effective date of the Rider or when later added to the Rider due to birth or legal adoption.   (Note – This Rider is not available with the Long Term Care Rider.)

Our minimum Face Amount for this Rider is $1,000 and the maximum Face Amount is $99,000 (may be subject to underwriting). We will pay a Death Benefit once we receive proof in Good Order at our Mailing Address that the Insured child died while the Rider was In Force for that child.

Rider Benefit.  If a covered child dies while insured under this Rider, we will pay the Rider Death Benefit to the policyowner unless the policyowner requests that any proceeds be paid to a different Beneficiary by: (1) naming the Beneficiary in accordance with the “How to Change A Beneficiary” provision in the Policy; or (2) specifically stating that the Beneficiary designation is applicable to insurance provided under this Rider.

The amount of the Rider Death Benefit is shown in the Policy Data.  If coverage is added or changed after the Date of Issue of the Policy, the Rider Death Benefit will be the amount we confirm to you in writing. Payments are subject to the provisions of the Policy and this Rider.

Any proceeds may be applied under the settlement provisions of the Policy.

Conversion.  You may convert up to the Rider coverage at any time while the Rider is In Force, or may convert up to the lesser of 5 times the Rider coverage or $50,000 (even if this limit is less than the Rider Face Amount) upon the following events:
•	The covered child’s 25th birthday;
•	The Policy Anniversary at the Insured's Age 65;
•	The child’s marriage;
•	The child’s baccalaureate or higher degree; or
•	The Insured’s death.

If you request a Face Amount for the new policy that is in excess of the Rider Death Benefit, you must send a Written Request to our Mailing Address for conversion. Payment of the required Premium must be made to us before, or within 31 days after, the dates allowed for conversion, except that 90 days are allowed following the death of the Insured.

Please refer to the Rider for more information regarding conversion.

Termination of the Rider:	The Rider will terminate on the earliest of the following dates or events:
	•	The Policy Anniversary at the Insured's Age 65; or
	•	The death of the Insured; or
	•	The next Monthly Policy Date following the date you request Termination of this Rider; or
	•	The date the Policy Lapses; or
	•	The date the Policy is surrendered or continued under any nonforfeiture option; or
	•	The date the Policy matures or terminates; or
	•	The date the Policy is converted to another policy.

Insurance on a child covered under this Rider will automatically terminate on the earliest of that child's actual 25th birthday (or that child’s death if sooner) or when all coverage for each covered child is converted.

Accidental Death Benefit  Rider

Available to Insured's Age 15-55, the minimum Face Amount for this Rider is $2,000.  The maximum Face Amount available for the Rider for Face Amounts below $200,000 is the lesser of: (i) $200,000 or (ii) 2½ times the Policy's Face Amount.  For Policies with a Face Amount of $200,000 and above, the maximum Face Amount available for this Rider is the lesser of: (i) $300,000 or (ii) the Face Amount. (Note: This Rider may be added only at Policy issue, and is not available with the Long Term Care Rider.)

Subject to certain limitations, we will pay the Face Amount if the death of the Insured results solely from accidental bodily injury where:

●	The death is caused by external, violent, and accidental means.
●	The death occurs within 90 days of the accident.
●	The death occurs while the Rider is In Force.

The Rider will terminate on the earliest of the following dates or events:
• The death of the Insured;
• The Policy Anniversary at the Insured’s Age 70;
●	The next Monthly Policy Date following the date you make a Written Request to terminate this Rider;
• The date the Policy Lapses;
• The date the Policy is surrendered or continued under any nonforfeiture option; or
• The date the Policy terminates.

Disability Waiver of Monthly Deductions Rider

Subject to certain conditions, we will waive the Policy’s Monthly Deductions while the Insured is totally disabled (as defined in the Rider). You may purchase this Rider if the Insured's Age is between 18 and 55 years of Age at the time the Rider is purchased. This Rider may be added only at Policy issue, and is not available together with the Disability Waiver of Premium Rider or the Long Term Care Rider.

Before we waive any Monthly Deductions, we must receive proof, in Good Order, at our Mailing Address that:

●	The Insured is totally disabled;
●	The Insured’s total disability began before the Insured's Age 65; and
●	The Insured’s total disability has existed continuously for at least six months.

We will not waive any deduction that becomes due more than one year before we receive written notice of your claim, after the Insured’s recovery from disability, or after Termination of this Rider. It is possible that additional premium payments will be required to keep the Policy In Force while the waiver of Monthly Deductions benefit is being paid.

Termination of the Rider:	The Rider will terminate on the earliest of the following dates or events:
	●	The Insured's Age 65, unless at that time we have been waiving Monthly Deductions continuously since before the Insured's Age 60; or
	●	The death of the Insured; or
	●	The next Monthly Policy Date following the date you request Termination of this Rider; or
	●	The date the Policy Lapses; or
	●	The date the Policy is surrendered or continued under any nonforfeiture option; or
	●	The date the Policy terminates; or
	●	The date the Policy is converted to another policy.

If the total disability begins before the Policy Anniversary at the Insured's Age 60 and continues to the Policy Anniversary at the Insured's Age 65, we will waive all further Monthly Deductions under the Policy.

Disability Waiver of Premium Rider

Subject to certain conditions, we will apply the waiver of Premium benefit, as shown in the Policy Data, as if it is a Premium payment into the Policy, while the Insured is totally disabled, as defined in the Rider. The waiver of Premium benefit is generally equal to the lesser of the initial monthly planned Premium, the monthly guideline level Premium, or $1,000.  We will invest the resulting Net Premium in the Subaccounts and the Basic Interest Account according to your allocation instructions.  You may purchase this Rider if the Insured's Age is between 18 and 55 years. This Rider may be added only at Policy issue, and is not available in combination with the Disability Waiver of Monthly Deductions Rider or the Long Term Care Rider.

Benefit Period.  The waiver of Premium benefit will be credited during the continuance of the Insured’s total disability, subject to the following:

•	If the Insured is disabled prior to Age 65, we will apply the waiver of Premium benefit as if it is a Premium paid, and will allocate the resulting Net Premium into Policy Value.
•	Anyone disabled by Age 60 continues to receive disability payments until they recover or reach Age 121, whichever comes first.
•	Anyone disabled between Ages 60 to 64 continues to receive disability payments until they recover or reach Age 65, whichever comes first.
•	Separate periods of total disability will be considered as one continuous disability period unless such separate periods are:
•	Due to unrelated causes; or
•	Due to the same or related causes, but are separated by at least six months during which the Insured has returned to work on a continuous basis.

Upon meeting the requirements above, we will also make a retroactive payment equal to six months of benefits under the Rider. We will apply the benefit each month on the Monthly Policy Date. We may not pay any benefit that becomes due more than one year before we receive written notice of your claim, after the Insured’s recovery from disability, or after Termination of this Rider. It is possible that additional premium payments will be required to keep the Policy In Force while the waiver of premium benefit is being paid.

Termination of the Rider:	The Rider will terminate on the earliest of:

	●	The Insured's Age 65, unless at that time we have been crediting the waiver of Premium benefit continuously since before the Insured's Age 60; or
	●	The death of the Insured; or
	●	The Insured's Age 121; or
	●	The next Monthly Policy Date following the date you request Termination of this Rider; or
	●	The date the Policy is surrendered or continued under any non-forfeiture option; or
	●	The date the Policy terminates; or
	●	The date the Policy is converted to another policy.

Long Term Care Rider

The Long Term Care Rider (“LTC” Rider), provides a monthly benefit to you while the Insured is incurring qualifying long term care expenses.  In order for you to exercise this rider, the Insured must be: (1) severely cognitively impaired or (2) unable to perform at least 2 of the following Activities of Daily Living (“ADL”) without substantial assistance for a period of at least 90 days due to a loss of functional capacity:
•	Bathing;
•	Continence;
•	Dressing;
•	Eating;
•	Using the toilet facilities; or
•	Transferring (moving into or out of bed, chair or wheelchair).

If an Insured meets the eligibility requirements, coverage is provided for one or more necessary diagnostic, preventive, therapeutic, rehabilitative, maintenance, or personal care services provided in a setting other than an acute care unit or of a hospital such as: (1) a long term care facility; (2) an adult day care center; (3) a hospice care facility; or (4) the home.  The Rider provides coverage in the form of a fixed indemnity benefit for long term care expenses, subject to the Rider limitations and eligibility period requirements.  This Rider must be elected in the application and may only be added at Policy issue.

Benefits Provided by the Rider.  Subject to the conditions, limitations and exclusions in the Rider, the maximum amount of the benefit payable for any calendar month is an amount equal to the lesser of A or B where:

A :	Is 2% of Long Term Care Rider Face Amount in effect; or
B :	Is the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the calendar month.

A policyowner may request to receive a monthly benefit less than the maximum subject to a minimum monthly benefit.  Choosing a lesser amount could extend the length of the benefit period of the Long Term Care Rider.  Any reduced amount elected must be at least $500 per month.  The election of a lesser amount may be rescinded at any time.

Note:  Long Term Care Rider benefits are an acceleration of the Policy’s Death Benefit and will reduce any proceeds payable at surrender of the Policy or upon the Insured’s death.

Reduced Paid-Up Insurance. If a policyowner purchases Reduced Paid-Up Insurance as a nonforfeiture option instead of surrendering their Policy, we will use the excess of the Cash Surrender Value over any LTC Rider benefits we have previously paid.

On the date the policyowner purchases Reduced Paid-Up Insurance, the new LTC Rider Face Amount will be equal to the Reduced Paid-Up Insurance amount.

While the Policy is in the Reduced Paid-Up status, the policyowner may request a monthly long term care benefit, subject to Rider minimums and all eligibility terms and conditions of the LTC Rider. If the monthly long term care benefit is not available because it does not satisfy the LTC Rider’s minimum benefit amount requirement, you may elect Reduced Paid-Up insurance under the terms of the Policy and the LTC Rider will terminate.

For more information about Reduced Paid-Up Insurance, please refer to the section of this prospectus entitled “Reduced Paid- Up Option.”

Death of Insured.  Upon the death of the Insured, the Beneficiary will receive the Policy’s current Death Benefit at the time of death, less any Loan Balance, further reduced by the dollar amount that has been paid in LTC Rider benefits.

Eligibility.  Long Term Care benefits may be payable under the Rider if the Insured is a chronically ill Individual (or has severe cognitive impairment); and (1) has satisfied the 90-day eligibility period; (2) has received qualified long term care services covered under the Rider and such services are specified in a Plan of Care (as defined in the Rider); and (3) a current Plan of Care and written proof of loss have been approved by us.

Eligibility Period.  The Rider has an eligibility period of 90 days.  This means that we will not pay benefits under the Rider for any period before the Insured has incurred expenses, on each of 90 separate days during which the Rider is in effect, for Qualified Long Term Care Services (as defined in the Rider) that would otherwise be covered under the Rider. These days of care or services need not be consecutive, but they must be met within a six month period. The eligibility period has to be satisfied only once while the Rider is in effect. You must provide us with proof of loss in order to satisfy the eligibility period. LTC Rider benefits payable will be retroactive to the first day of the eligibility period that the Insured was certified as being chronically ill.

We will give the Insured credit toward the eligibility period for days of confinement, care or services covered under the Rider, even if they are paid or payable by Medicare. Note: The Long Term Care Rider is not Medicare supplement coverage.  If you are eligible for Medicare, please review the Medicare Supplement Buyer’s Guide – “Guide to Health Insurance for People with Medicare” available from the Company. Note: Transamerica Financial and its agents do not represent Medicare, the federal government or any state government.

Care or services received during confinement in a hospital or rehabilitation hospital/facility cannot be used to satisfy the eligibility period, even if they are paid or payable by Medicare.

General Exclusions and Limitations.   Qualified long-term care services do not include care, confinement or services:

•	Resulting from alcoholism, or drug addiction or chemical dependency unless as a result of medication used as prescribed by a Physician;
•	Resulting from or arising out of attempted suicide or intentionally self-inflicted injury;
•	Due to participation in a felony, riot or insurrection;
•	For which no charge is normally made in the absence of insurance;
•	Received outside the fifty (50) United States and the District of Columbia, or Canada; or
Performed by a member of the owner’s immediate family or the Insured’s immediate family.

Non-Duplication of Benefits.  Qualified long term care services do not include care, confinement or services that are provided in a government facility (unless otherwise required by law); paid or payable under Medicare; provided by any governmental programs (except Medicaid); paid under any state or federal workers’ compensation, employer’s liability or occupational disease law or any motor vehicle no-fault law unless the costs incurred exceed the benefits paid by one of these entities, policies or programs.

End of Eligibility.  If Rider benefit payments cease because the Insured no longer qualifies for benefits under this Rider, the following will apply:

•
If the Policy’s No Lapse Ending Date has not passed, the test to determine whether the No Lapse Guarantee is in effect will not require a Minimum No Lapse Premium for those months while we were paying benefits under this Rider.

•	Any negative Policy Value will be reset to zero.
•	Policy transactions that were restricted while we were paying benefits under this Rider will become unrestricted.

General Information Regarding the LTC Rider:

Features of the Rider:	●	The LTC Rider must be elected in the initial application and may only be added at Policy issue. A supplemental application will be used specifically for the LTC Rider.
	●	The LTC Rider is only available if you select the Cash Value Accumulation Tax Test.
	●	At issue, the LTC Rider Face Amount will be equal to 100% of the Base Policy Face Amount.
	●	The LTC Rider minimum Face Amount at issue is $100,000 and the maximum is $1,000,000.
	●	Loans and withdrawals are not permitted while benefits are being paid under the Rider.
●
There is a 30 day Free Look Period for the LTC Rider.  If you decide not to keep the Rider, simply return it to us at our Administrative Office or to the representative from whom you purchased the Policy within the 30 day period.  We will then reissue the Policy to reflect the removal of the LTC Rider.

●
At the commencement of LTC Rider benefits, we will change the Policy Death Benefit option to Level, if not already at Level.  When we stop paying LTC benefits, the Death Benefit option will not automatically restore the original Death Benefit option, but the policyowner may request a change at that time.

	●	There are no increases in the LTC Rider Face Amount except those due to a change in the Death Benefit option.
	●	If a Policy’s Death Benefit exceeds the LTC Face Amount, the LTC Face Amount does not increase because it is based upon the Policy’s Face Amount – not the Death Benefit.
	●	The Rider charge is taken as a Monthly Deduction from the Policy Value.
	●	Certain transactions that change the Face Amount of the Policy, other than payments of Rider benefits, will also change the LTC Rider Face Amount:
➢ A decrease in the Face Amount of the Policy;
➢ A Death Benefit option change;
➢ Cash withdrawals; or
➢ An accelerated Death Benefit due to terminal illness.

	●	If the policyowner has elected the LTC Rider, then reductions will not be permitted that decrease the Face Amount of the Policy below $100,000.
●
If there is a Loan Balance at the time the LTC Rider benefits commence, then the Rider payments will first be applied toward paying any interest due on the loan balance and the remaining benefit amount will be paid to the policyowner.

●
If there are any Policy loans at the time the Rider maximum amount has been reached, the policyowner must pay the interest due on any Policy loans as it becomes due. Otherwise the Policy will terminate.

●
Only the Terminal Illness Accelerated Death Benefit Endorsement and Income Protection Option are available under the Policy if the policyowner has elected the LTC Rider.  All other Riders available under the Policy cannot be elected in combination with the LTC Rider.

●
LTC Rider benefit payments will not result in any decreases in the Policy’s Face Amount, Policy Value or loan amounts; they will be deducted from the Policy’s Death Benefit and surrender value when the Insured dies or the policyowner surrenders the Policy.  When the LTC Rider benefits commence, the LTC benefits paid will result in a dollar-for-dollar reduction in any policy proceeds paid at death or surrender.

	●	LTC Rider benefit payments may not be assigned. Rider benefit payments are paid to the policyowner, whether the Insured is the policyowner or is another individual.
●
At commencement of benefits under the Rider, the Policy Value is Transferred from the Separate Account to the Basic Interest Account. Any Premiums or loan repayments that are made while the Insured is receiving benefits under the Rider will be allocated to the Basic Interest Account.

	●	Dollar Cost Averaging and Asset Rebalancing will cease when LTC benefits begin.
	●	The minimum elected monthly benefit is a minimum of $500 per month.
●
Upon the Insured’s death, the Beneficiary will receive the greater of: (1) the Policy’s Death Benefit at time of death less any Loan Balance, reduced by the sum of Long Term Care Rider benefit payments; or (2) the residual Death Benefit.

Effects of Reaching the Rider Maximum Amount:	●	No further Monthly Deductions will be charged for the Rider.
	●	All Riders other than the LTC Rider will terminate.
	●	Interest will continue to be credited to the Policy Value and interest on policy loans must be paid in cash to avoid Termination.
Termination of the Rider:	The Rider will terminate on the earliest of the following:

	●	The Monthly Policy Date coinciding with or immediately following the date we receive in Good Order at our Mailing Address, a Written Request to terminate the LTC Rider.
	●	The date the Policy Lapses.
	●	The date the Policy is surrendered.
	●	The date the Policy terminates (including any rescission).
	●	The date of the Insured’s death.

Effect of Terminal Illness Accelerated Death Benefit Endorsement on the LTC Rider.  If your Policy includes an endorsement providing an accelerated Death Benefit in the event of a terminal illness (“Terminal Illness ADB Endorsement”) the Insured may qualify for benefits under both the Terminal Illness ADB Endorsement and the Long Term Care Rider.  If the Insured qualifies for benefits under both the Terminal Illness ADB Endorsement and the Long Term Care Rider and if a claim is made under both the Terminal Illness ADB Endorsement and the Long Term Care Rider, a benefit will be paid under the Terminal Illness ADB Endorsement first.  A payment under the Terminal Illness ADB Endorsement will reduce the Face Amount and the Long Term Care Rider Face Amount will be reduced by the same amount. Once payment under the Terminal Illness ADB Endorsement is made, any payments under the Long Term Care Rider will be made based on the newly reduced long term care Face Amount.

We will not pay benefits under both the Terminal Illness ADB Endorsement and the Long Term Care Rider simultaneously. If a claim is made under the Terminal Illness ADB Endorsement while benefits are being paid under the Long Term Care Rider, we will stop paying benefits under the Long Term Care Rider when we pay benefits under the Terminal Illness ADB Endorsement.  The maximum accelerated Death Benefit used to calculate the amount of the Terminal Illness Accelerated Death Benefit will be reduced by any Long Term Care Rider benefits paid out. Once payment under the Terminal Illness ADB Endorsement is made, and the Insured qualifies for benefits under the Long Term Care Rider, any payments under the Long Term Care Rider will be made based on the newly reduced Long Term Care Rider Face Amount.

Please consult your tax advisor regarding the use of this Rider.

Residual Death Benefit Endorsement

A Residual Death Benefit Endorsement is included with your Policy if you elect the Long Term Care Rider.  The residual Death Benefit is equal to the lesser of:

•	10% of the lowest Face Amount of the Base Policy from its inception, less any Loan Balance; or
•	$10,000.

Payment of Residual Death Benefit.  Upon the death of the Insured while the Policy is In Force, Transamerica Financial will pay the residual Death Benefit instead of the Death Benefit that would otherwise be payable if it is more than such benefit and:

•	The Insured dies during a calendar month for which a monthly long-term care benefit is due under the Long Term Care Rider; or
•	The Insured dies after Transamerica Financial has paid the maximum amount under the Long Term Care Rider.

Termination. The Residual Death Benefit Endorsement will terminate on the earliest of the following:

•	The date the Policy is surrendered;
•	The date the Policy Terminates for any reason;
•	The date you request Termination of the Long Term Care Rider.

Additional Information

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, Insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Sending Forms and Transaction Requests in Good Order

We cannot process your instructions to process a transaction relating to the Policy until we have received your instructions in Good Order at our Mailing Address or website, as appropriate.  "Good Order" means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically, along with all forms, information and supporting legal documentation (including any required spousal or joint owner's consents) we require in order to effect the transaction.  To be in "Good Order," instructions must be sufficiently complete and clear so that we do not need to exercise any discretion to follow such instructions.

Sale of the Policies

Distribution and Principal Underwriting Agreement.  We have entered into a principal underwriting agreement with our affiliate, Transamerica Capital, Inc. (“TCI”), for the distribution and sale of the Policies. We reimburse TCI for certain expenses it incurs in order to pay for distribution of the Policies.

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates is/are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the Policies, that is, to provide sales support and training to sales representatives at selling firms.

The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement.  Additional sales commissions may also be payable on Premiums paid as a result of an increase in Face Amount. Some selling firms may be required to return first year commissions (less Surrender Charge) if the Policy is not continued through the first two Policy Years.

To the extent permitted by FINRA rules, Transamerica Financial, TCI, and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives.  These arrangements, which may be referred to as “revenue sharing,” are described further below.

The sales representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to his or her selling firm, depending on the agreement between the selling firm and its sales representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation for Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

  Sales of the policies are supported by certain affiliated selling broker-dealers.  We may underwrite certain costs of those affiliates’ various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and employee benefits that are provided directly to the affiliated firm.  These facilities and services are necessary for the affiliate’s administration and operation.

Sales representatives and their supervisors at certain affiliated firms may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us.  Additional compensation or reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments to assist the firm in connection with its systems, operating and marketing expenses.  The amounts may be significant and may provide us with increased access to the firm’s sales representatives.

In addition,  managers and/or sales representatives of those firms who meet certain productivity standards may be eligible for additional compensation.  Sales of the policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our policies.  For example, certain  registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (our ultimate parent) by allocating a portion of the commissions they earn to purchase such shares.  A portion of the contributions of commissions by certain representatives may be matched by us.

Some sales representatives may also be eligible to participate in a stock option and award plan.  Sales representatives who meet certain production goals may be issued options on the stock of AEGON N.V.  We also maintain a non-qualified deferred compensation plan for certain sales representatives who are our insurance agents.  The plan permits such agents to defer receipt of commissions on sales of our variable insurance products.

Additional Compensation that We Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the Policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ among selling firms.

These special compensation arrangements are not offered to all selling firms and the terms of such arrangements differ between selling firms.  Special compensation arrangements are calculated in different ways by different selling firms.

No specific charge is assessed directly to policyowners or the Separate Account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the Policies.

Policy Statements

We will send you a statement at least once a year without charge showing the following information about your Policy:

1.	The beginning and ending dates of the current statement period.
2.	The Policy Value, if any, at the beginning of the current statement period and at the end of the current statement period.
3.	The amounts that have been credited or debited to the Policy Value during the current statement period, including the type for each.
4.	The Death Benefit at the end of the current statement period.
5.	The Policy’s cash surrender value, if any, at the end of the current statement period.
6.	The amount of any Loan Balance at the end of the current statement period.
7.	The Monthly Deduction as of the statement date.
8.
If applicable, a notice that, assuming guaranteed interest and guaranteed charges, the Policy’s Cash Surrender Value will not maintain insurance In Force until the end of the next statement period unless further premium payments are made.

Goal Tracker

Goal Tracker is a tool developed for policyowners who want to track the progress of their Policy Value for the purpose of keeping abreast of their individual goals and objectives.  It is a program that policyowners can opt into at any time.  Goal Tracker captures the data contained in a hypothetical illustration and compares the data at future dates using the actual Policy Value.

Illustrations

We will provide, upon your Written Request at any time after the first Policy Year, illustrations of your Policy’s benefits and values.  There is no charge for the first such illustration but we reserve the right to charge a fee of $25 for any illustration after the first in any Policy Year.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business.  Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate.  In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

 We are currently being audited on behalf of multiple states' treasury and controllers' offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the Separate Account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

Financial Statements

The financial statements of Transamerica Financial and TFLIC Series Life Account are included in the SAI.

Additional information regarding the investment performance of the Funds appears in the Fund prospectuses, which accompany this prospectus.

Definitions
Account Option	An account to which you may allocate Net Premiums and/or Transfers. The Account Options are the Basic Interest Account and the Subaccounts of the Separate Account.

Administrative Office
Our Administrative Office address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-322-7353; our facsimile numbers are [1-727-299-1648] (for Subaccount Transfers only) and [1-727-299-1620] (for all other fax requests). Our Administrative Office serves as the recipient of all telephonic and facsimile transactions, including, but not limited to Transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern Time. Please do not send any checks, claims, correspondence or notices to this office; send them to the Mailing Address.

Age	A person’s Age in years on his/her birthday nearest the Policy Anniversary, unless otherwise specified. For purposes of the Policy, the Insured's Age changes on each Policy Anniversary.

Base Policy	The TFLIC Transamerica Journey variable life insurance policy without any supplemental Riders.

Basic Interest Account
An Account Option other than the Subaccounts of the Separate Account.  The Basic Interest Account is part of our general account.  The portion of the Policy Value in the Basic Interest Account will earn interest as described in the Basic Interest Account provisions.

Beneficiary(ies)
 A person designated to receive all or a portion of the Death Benefit on the death of the Insured.  You may name both a primary and contingent Beneficiary.  A primary or contingent Beneficiary named on the application may be changed as provided in the Policy.

Cash Surrender Value	The amount available upon surrender of this Policy. The Cash Surrender Value equals the Policy Value less any Surrender Charge and less any Loan Balance.

Current Interest Rate
The rate at which interest will be credited to the Basic Interest Account.  Current Interest Rates are declared by us at our discretion. Different current interest rates may apply to different portions of the Basic Interest Account.

Date of Issue	The date the Policy is prepared in our office. The Date of Issue is shown in the Policy Data. The date of issue may or not be the same as the Policy Date.

Death Benefit	The amount we will pay to the Beneficiary(ies) on the Insured’s death. We will reduce the Death Benefit by the amount of any Loan Balance and any charges that are due and payable.

Designated Payment
A payment under the Income Protection Option that is based on the total Face Amount (the sum of the Face Amount of the In Force Base Policy and the Base Insured Rider) and consists of an initial lump sum and/or monthly payments for a guaranteed period, and/or a final lump sum at the end of the guaranteed period.

Face Amount
 An amount used in determining the amount of the Policy’s Death Benefit.  The initial Face Amount is shown in the Policy Data.  The actual amount we pay on the death of the Insured may be affected by tax law requirements and may be adjusted as described in the Policy.

Free Look Period	The period during which you may return the Policy and receive a refund as described in this prospectus. The Free Look Period is listed in the Policy.

Fund
 An investment pool registered with the SEC as an investment company under the Investment Company Act of 1940 and made available for the investment of Subaccount assets. Net Premiums allocated to each Subaccount are invested in a specified Fund.

Fund Group	Investment companies which are registered with the Securities and Exchange Commission. The Policy allows you to invest in specific Funds of the Fund Groups through our Subaccounts.

Good Order
 An instruction that is received by the Company, that is sufficiently complete and clear, along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) so that the Company does not need to exercise any discretion to follow such instruction.  All orders to process a withdrawal request, a loan request, a request to surrender your Policy, a Fund Transfer request, or a Death Benefit claim must be in Good Order.

In Force	Insurance coverage that is in effect and has not terminated.

Initial Premium	The amount you must pay before insurance coverage begins under the Policy. The Initial Premium is shown in your Policy Data.

Indebtedness	Loan Balance payments plus accrued interest at the time your Policy Lapsed.

Insured	The person whose life is Insured under the Policy. The Insured is identified in the Policy Data.

Lapse	Termination of the Policy at the end of a grace period due to insufficient Cash Surrender Value.

Loan Balance	The sum of any unpaid policy loans and accrued loan interest. We will deduct any Loan Balance from any amounts payable by us under the Policy.

Loan Reserve
The portion of the Policy Value Transferred from the Account Options when you borrow from the Policy.  The Loan Reserve is valued separately from the Account Options.  The loan reserve is part of our general account.

Mailing Address	Our Mailing Address is: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. Please send all payments made by check, and all claims, correspondence and notices to this address.

Maximum Basic Interest Account Value
The maximum amount that may be allocated to the Basic Interest Account at any time without prior approval is the amount that would cause the Basic Interest Account to be $250,000.  (This restriction does not apply to Transfers to the Basic Interest Account necessary in the exercise of conversion rights).

Minimum Monthly No Lapse Premium	The amount you must pay to keep the no Lapse guarantee in effect. This amount is shown in the Policy Data. The minimum monthly no Lapse premium may be changed as provided in the Policy.

Monthly Deduction	A charge we deduct from the Policy Value on each Monthly Policy Date up to the Insured's Age 121.

Monthly Policy Date
The day of each month coinciding with the Policy Date.  If there is no day in a calendar month that coincides with the Policy Date, the Monthly Policy Date for that month will be the first day of the following month.

Mortality and Expense Risk Charge
A daily charge that we deduct from each Subaccount before determining the unit value of that Subaccount.  The Mortality and Expense Risk Charge is part of the compensation to us for services we render, expenses we expect to incur and the risks we assume.

Net Premium	The part of your premium that we allocate to the Basic Interest Account or the Subaccounts. The Net Premium is equal to the premium you pay minus the Premium Expense Charge.

No Lapse Ending Date
For a Policy issued to an Insured Ages 0-60, the no Lapse ending date is the 20th Policy Anniversary or the Insured's Age 65, whichever is earlier. For a Policy issued to an Insured Ages 61-85, the no Lapse ending date is the 5th Policy Anniversary. The no Lapse ending date is specified in your Policy or as described in the endorsement.

No Lapse Period	The period of time between the Policy Date and the no Lapse ending date during which the Policy will not Lapse as long as certain conditions are met.

NYSE	The New York Stock Exchange.

Planned Periodic Premium	A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy Anniversary	The same day and month as the Policy Date for each year the Policy remains In Force.

Policy Data
The pages in your Policy that describe the information that is specific for the Policy that you have purchased.  The Policy Data will include specific information about your Policy as issued and the applicable charges.

Policy Date
The date coverage is effective under the Policy.  We will use the Policy Date to determine the Monthly Policy Dates, Policy Months, Policy Dates and Policy Anniversaries.  The Policy Date is shown in the Policy Data.

Policy Month	The one-month period beginning on each Monthly Policy Date.

Policy Value
At the end of any Valuation Period, the sum of your Policy’s value in the Account Options. If there is a policy loan outstanding, then the Policy Value includes any amounts held in our Loan Reserve to secure the policy loan.

Policy Year	The 12-month period directly preceding a Policy Anniversary.

Premium Expense Charge	The charge that is deducted from each premium payment before determining the Net Premium that will be allocated to the Account Options. .

Premiums	All payments you make under the Policy other than loan repayments.

Reallocation Account
The Account Option where we hold the Policy Value from the Date of Issue until the Reallocation Date, if the Reallocation Date is after the Date of Issue.  The Reallocation Date is shown in the Policy Data.

Reallocation Date
The date we reallocate all Policy Value held in the Reallocation Account to the Basic Interest Account and /or Subaccounts you selected on your application. We place your Net Premium in the Reallocation Account in the event you exercise your free look right. The Reallocation Date is the later of the Policy Date or the Date of Issue, plus fifteen days.  The Reallocation Date is shown in the Policy Data.

Reduced Paid-Up Insurance	A non-forfeiture option in which Cash Value can be used as the Premium for a single-premium whole life insurance policy, at a lesser Face Amount than the original policy.

Reinstate	To restore coverage after the Policy has Lapsed, in accordance with the reinstatement provision.

Rider	An attachment to the Base Policy that provides an additional benefit.

SEC	The United States Securities and Exchange Commission.

Separate Account
The TFLIC Series Life Account. It is a separate investment account that is divided into Subaccounts. We established the Separate Account to receive and invest Net Premiums under the Policy and other variable life insurance policies we issue.

Subaccount	One of the Policy’s Account Options, other than the Basic Interest Account. Each Subaccount invests in the shares of a specified Fund.

Surrender Charge	A Surrender Charge is assessed upon full surrender of the Policy and the charges vary by Age of the Insured, gender, and class of risk.

Surrender Charge Period	The Surrender Charge Period varies by Age: 0-50 - 15 years; Age 51 - 14 years; Age 52 - 13 years; Age 53 - 12 years; Age 54 - 11 years; and Ages 55+ - 10 years.

Termination	When the Insured’s life is no longer Insured under the Policy or any Rider, and neither the Policy (nor any Rider) is In Force.

Transfer	Movement of part or all of the value of an Account Option to or from another Account Option.

Valuation Date
Any date on which we are required by law to value the assets of the Separate Account or the Subaccounts.  A Valuation Date ends when the New York Stock Exchange closes for the day (usually at 4PM Eastern Time). Please Note: Any day that Transamerica Financial is open for business, but the New York Stock Exchange is not open for normal trading, is not considered a Valuation Date.

Valuation Period	The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

the Company; Transamerica Financial	Transamerica Financial Life Insurance Company

Written Request
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete and in Good Order, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

you or your
The owner of the Policy.  The owner as of the Date of Issue is shown in the Policy Data.  Ownership may be transferred as provided in the Policy.  Following a transfer of ownership, you” and “your” will refer to the new owner.

Appendix A - 1- Surrender Charge Per Thousand of Face Amount Layer

(Based on the gender and class of risk of the Insured)

			Male			Female
Age of the Insured	Male Juvenile	Male Smoker	Non- Smoker	Female Juvenile	Female Smoker	Non-Smoker
0	6.98			6.71
1	7.01			6.74
2	7.06			6.78
3	7.12			6.83
4	7.18			6.89
5	7.25			6.94
6	7.33			7.00
7	7.40			7.06
8	7.49			7.12
9	7.58			7.20
10	7.67			7.27
11	7.77			7.34
12	7.87			7.42
13	7.97			7.50
14	8.08			7.59
15	8.19			7.68
16	8.30			7.77
17	8.42			7.87
18		9.34	8.39		8.66	7.87
19		9.49	8.50		8.81	7.98
20		9.66	8.62		8.96	8.08
21		9.83	8.74		9.12	8.20
22		10.02	8.87		9.29	8.32
23		10.21	9.02		9.47	8.45
24		10.40	9.16		9.65	8.59
25		10.61	9.32		9.85	8.72
26		10.83	9.49		10.06	8.87
27		11.02	9.63		10.24	8.99
28		11.26	9.81		10.46	9.15
29		11.51	10.01		10.69	9.33
30		11.74	10.17		10.90	9.47
31		12.02	10.38		11.16	9.67
32		12.34	10.61		11.44	9.87
33		12.65	10.86		11.74	10.08

34	12.97	11.09	12.01	10.27
35	13.34	11.36	12.33	10.49
36	13.69	11.62	12.64	10.70
37	14.09	11.92	13.00	10.96
38	14.50	12.22	13.33	11.20
39	14.96	12.58	13.73	11.49
40	15.59	13.02	14.27	11.84
41	16.13	13.43	14.72	12.17
42	16.65	13.81	15.18	12.49
43	17.24	14.26	15.70	12.86
44	17.83	14.69	16.21	13.21
45	18.48	15.20	16.79	13.63

46	19.16	15.72	17.41	14.06
47	19.89	16.29	18.06	14.53
48	20.66	16.88	18.75	15.02
49	21.47	17.51	19.48	15.53
50	22.34	18.18	20.24	16.08
51	23.28	18.91	21.03	16.65
52	24.28	19.68	21.87	17.26
53	25.34	20.50	22.75	17.90
54	26.45	21.38	23.66	18.57
55	27.63	22.30	24.63	19.28
56	28.86	23.28	25.64	20.03
57	30.16	24.32	26.70	20.82
58	31.52	25.43	27.81	21.65
59	32.99	26.62	28.99	22.54
60	34.20	27.89	30.23	23.47
61	34.20	29.25	31.53	24.46
62	34.20	30.71	32.92	25.51
63	34.20	32.24	34.20	26.63
64	34.20	33.88	34.20	27.83
65	34.20	34.20	34.20	29.10
66	34.20	34.20	34.20	30.47
67	34.20	34.20	34.20	31.93
68	34.20	34.20	34.20	33.49
69	34.20	34.20	34.20	34.20
70	34.20	34.20	34.20	34.20
71	34.20	34.20	34.20	34.20

72	34.20	34.20	34.20	34.20
73	34.20	34.20	34.20	34.20
74	34.20	34.20	34.20	34.20
75	34.20	34.20	34.20	34.20
76	34.20	34.20	34.20	34.20
77	34.20	34.20	34.20	34.20
78	34.20	34.20	34.20	34.20
79	34.20	34.20	34.20	34.20
80	34.20	34.20	34.20	34.20
81	34.20	34.20	34.20	34.20
82	34.04	34.20	34.20	34.20
83	33.93	34.20	34.20	34.20
84	33.81	34.04	34.20	34.20
85	33.68	33.92	34.20	34.20

Appendix A - 2 – Surrender Charge Factors

                Surrender Charge Factors
	Age of Insured
End of Policy Year*	0 - 39	40 - 54	55 - 59	60 - 85
1	1.00	1.00	1.00	1.00
2	1.00	1.00	1.00	1.00
3	1.00	1.00	1.00	1.00
4	1.00	1.00	1.00	1.00
5	1.00	1.00	1.00	1.00
6	0.99	1.00	0.98	0.95
7	0.90	0.90	0.80	0.80
8	0.80	0.80	0.60	0.60
9	0.70	0.70	0.40	0.40
10	0.60	0.60	0.20	0.20
11	0.40	0.50	0.00	0.00
12	0.30	0.40	0.00	0.00
13	0.20	0.30	0.00	0.00
14	0.10	0.20	0.00	0.00
15+	0.00	0.10	0.00	0.00

* The factor on any date other than a Policy Anniversary or anniversary of an increase in Face Amount will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

Surrender Charge Example: Assume a male non-Smoker user purchases the Policy at Age 30 with a Face Amount of $100,000. The Policy is surrendered at the end of Policy Year 7. The Surrender Charge per $1,000 of Face Amount is $16.95. This is multiplied by the Surrender Charge factor of 0.90.

The surrender charge	=	$16.95 (the Surrender Charge per $1,000)
	x	100 (the number of thousands of initial Face Amount)
	x	0.90 (the Surrender Charge factor)
	=	$1,525.50

Appendix A - 3 – Persistency Credit

Year	Beginning of Month	Beginning of Month Unloaned Separate Account Value	Weight	Weighted Value
10	109	$10,000	12	$120,000
	110	$12,000	11	$132,000
	111	$12,000	10	$120,000
	112	$11,500	9	$103,500
	113	$14,000	8	$112,000
	114	$15,000	7	$105,000
	115	$16,000	6	$96,000
	116	$17,000	5	$85,000
	117	$18,000	4	$72,000
	118	$19,000	3	$57,000
	119	$20,000	2	$40,000
	120	$21,000	1	$21,000
		TOTAL	78	$1,063,500
				$1,063,500 / 78 =	Persistency Credit rate	Persistency Credit
11	121			$13,635	0.20%	$27.27

Appendix B – Illustrations

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the Death Benefit, Policy Value, and Cash Surrender Value under a Policy issued to an Insured of a given Age, would change over time if the Premiums indicated were paid and the return on the assets in the Subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy Value that would result based on assumptions that you pay the Premiums indicated, you do not change your Face Amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

The first of the illustrations that follows is based on a Policy for an Insured who is a 35 year old male in the Non-Smoker class of risk (the “representative Insured”), annual premium paid on the first day of each Policy Year of $854.00, a $100,000 initial Face Amount and Level Death Benefit option. That illustration also assumes cost of insurance charges based on our current cost of insurance rates.

The second illustration that follows is based on the same factors as those reflected in the first illustration, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the 2001Commissioners Standard Ordinary Mortality Table).

The amounts shown in the illustrations for the Death Benefits, Policy Values and Cash Surrender Values take into account the amount and timing of all Policy, Subaccount and Fund fees assessed under the Policy. The current illustration uses the current charges for a Policy and the guaranteed illustration uses the guaranteed charges for a Policy. These charges are:

(1) the current daily charge for assuming mortality and expense risks assessed against each Subaccount. This charge is equivalent to an annual charge of 0.00% of the average net assets in the Subaccounts. We guarantee that this charge will be no more than 0.60% annually for the first 10 Policy Years and no more than 0.30% for Policy Years 11+;

(2) estimated daily expenses equivalent to an effective arithmetic average annual expense level of 0.68% of the Funds’ gross average daily net assets. The 0.68% gross average Fund expense level assumes an equal allocation of amounts among the 20 Subaccounts available to new investors. We used annualized actual audited expenses incurred during 2012 for the Funds to calculate the gross average annual expense level;

(3) the Premium Expense Charge (5% of all premium payments in the first 5 Policy Years and 2.5% of all Premiums paid thereafter) and Monthly Deductions using the current monthly policy fee; and

(4) the Surrender Charge per $1,000 of the initial Face Amount or each increase in Face Amount applied to surrenders during the Surrender Charge Period(s).

The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the Separate Account are not reflected because we are not currently assessing such charges. If tax charges are deducted in the future, the Separate Account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular policy likely will be more or less than the hypothetical investment rates of return. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular Funds, the amounts deducted for the policy’s monthly charges and other charges, the Funds’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the Funds.

We will furnish the owner, upon request, a personalized illustration reflecting the proposed Insured's Age, gender, risk classification and desired policy features. Contact your registered representative or our Administrative Office. (See prospectus back cover – “Inquiries.”)

TFLIC Journey
Transamerica Financial Life Insurance Company
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATION
MALE INSURED AGE 35

Face Amount $100,000	Non-Smoker Class
Annual Premium $ 949.00	Level Death Benefit Option

Using Current Cost of Insurance Rates
	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of:			POLICY VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.68% (Net)	6.00% (Gross) 5.32% (Net)	10.00% (Gross) 9.32% (Net)	0% (Gross) -0.68% (Net)	6.00% (Gross) 5.32% (Net)	10.00% (Gross) 9.32% (Net)
1	100,000	100,000	100,000	148	177	198
2	100,000	100,000	100,000	278	347	396
3	100,000	100,000	100,000	395	514	601
4	100,000	100,000	100,000	1,075	1,272	1,419
5	100,000	100,000	100,000	1,743	2,062	2,305
6	100,000	100,000	100,000	2,422	2,911	3,292
7	100,000	100,000	100,000	3,091	3,800	4,365
8	100,000	100,000	100,000	3,751	4,732	5,534
9	100,000	100,000	100,000	4,400	5,707	6,806
10	100,000	100,000	100,000	5,034	6,723	8,187
15	100,000	100,000	100,000	7,963	12,530	17,170
20	100,000	100,000	100,000	10,453	19,770	31,023
25	100,000	100,000	100,000	12,463	28,919	52,761
30 (Age 65)	100,000	100,000	104,659	13,524	40,301	87,216
35 (Age 70)	100,000	100,000	162,718	13,070	54,568	141,494
40 (Age 75)	100,000	100,000	237,729	10,050	72,935	226,409
45 (Age 80)	100,000	102,808	377,703	1,723	97,912	359,717
50 (Age 85)	*	137,729	593,665	*	131,170	565,396
55 (Age 90)	*	181,053	920,663	*	172,431	876,822
60 (Age 95)	*	225,526	1,358,613	*	225,526	1,358,613
65 (Age 100)	*	302,690	2,167,954	*	299,693	2,146,489
	CASH SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.68% (Net)		6.00% (Gross) 5.32% (Net)		10.00% (Gross) 9.32% (Net)
1	0		0		0
2	0		0		0
3	0		0		0
4	0		136		283
5	607		926		1,169
6	1,298		1,786		2,167
7	2,069		2,777		3,342
8	2,843		3,823		4,625
9	3,605		4,912		6,011
10	4,353		6,042		7,505
15	7,963		12,530		17,170
20	10,453		19,770		31,023
25	12,463		28,919		52,761
30 (Age 65)	13,524		40,301		87,216
35 (Age 70)	13,070		54,568		141,494
40 (Age 75)	10,050		72,935		226,409
45 (Age 80)	*		97,912		359,717
50 (Age 85)	*		131,170		565,396
55 (Age 90)	*		172,431		876,822
60 (Age 95)	*		225,526		1,358,613
65 (Age 100)	*		299,693		2,146,489

* In the absence of an additional payment, the policy would Lapse.

Transamerica Journey
Transamerica Financial Life Insurance Company
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
HYPOTHETICAL ILLUSTRATIONS
MALE INSURED AGE 35

Face Amount $100,000	Non-Smoker Class
Annual Premium $ 949.00	Level Death Benefit Option

Using Guaranteed Cost of Insurance Rates
	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of:			POLICY VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.68% (Net)	6.00% (Gross) 5.32% (Net)	10.00% (Gross) 9.32% (Net)	0% (Gross) -0.68% (Net)	6.00% (Gross) 5.32% (Net)	10.00% (Gross) 9.32% (Net)
1	100,000	100,000	100,000	32	58	75
2	100,000	100,000	100,000	57	112	151
3	100,000	100,000	100,000	77	164	229
4	100,000	100,000	100,000	660	800	907
5	100,000	100,000	100,000	1,229	1,459	1,637
6	100,000	100,000	100,000	1,782	2,142	2,422
7	100,000	100,000	100,000	2,318	2,845	3,265
8	100,000	100,000	100,000	2,833	3,568	4,168
9	100,000	100,000	100,000	3,326	4,309	5,135
10	100,000	100,000	100,000	3,794	5,068	6,168
15	100,000	100,000	100,000	5,846	9,260	12,720
20	100,000	100,000	100,000	7,241	14,056	22,300
25	100,000	100,000	100,000	7,333	18,998	36,127
30 (Age 65)	100,000	100,000	100,000	5,348	23,533	56,655
35 (Age 70)	*	100,000	102,028	*	26,470	88,720
40 (Age 75)	*	100,000	146,157	*	25,799	139,198
45 (Age 80)	*	100,000	227,259	*	15,462	216,437
50 (Age 85)	*	*	347,564	*	*	331,014
55 (Age 90)	*	*	521,628	*	*	496,788
60 (Age 95)	*	*	746,505	*	*	746,505
65 (Age 100)	*	*	1,165,943	*	*	1,154,399
CASH SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of:
End of Policy Year	0% (Gross) -0.68% (Net)		6.00% (Gross) 5.32% (Net)		10.00% (Gross) 9.32% (Net)
1	0		0		0
2	0		0		0
3	0		0		0
4	0		0		0
5	93		323		501
6	658		1,017		1,298
7	1295		1,822		2,243
8	1924		2,659		3,259
9	2531		3,514		4,340
10	3113		4,387		5,486
15	5,846		9,260		12,720
20	7,241		14,056		22,300
25	7,333		18,998		36,127
30 (Age 65)	5,348		23,533		56,655
35 (Age 70)	*		26,470		88,720
40 (Age 75)	*		25,799		139,198
45 (Age 80)	*		15,462		216,437
50 (Age 85)	*		*		331,014
55 (Age 90)	*		*		496,788
60 (Age 95)	*		*		746,505
65 (Age 100)	*		*		1,154,399

* In the absence of an additional payment, the policy would Lapse.

Prospectus Back Cover

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy Values could vary over time under different sets of assumptions, we will provide you upon request, with certain personalized hypothetical illustrations showing the Death Benefit, Cash Surrender Value and Policy Value. These hypothetical illustrations will be based on the Age and insurance risk characteristics of the Insured persons under your Policy and such factors as the Face Amount band, Death Benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or Policy Value. We currently do not charge for these illustrations but we reserve the right to charge up to $25 if we provide more than one illustration in a Policy Year.

Inquiries

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your registered representative, or send your request to our Mailing Address at:

Transamerica Financial Life Insurance Company
4333 Edgewood Rd NE
Cedar Rapids Iowa 52499

Telephone: 1-800-322-7353
Facsimile: 1-727-299-1620 (1-727-299-1648 for Subaccount Transfers only)
(Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern Time)

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Industry Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-192820 /811-8878

___/2014

PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

________________, 2014

STATEMENT OF ADDITIONAL INFORMATION

TFLIC TRANSAMERICA JOURNEY
issued through
TFLIC Series Life Account
by
Transamerica Financial Life Insurance Company
440 Mamaroneck Avenue
Harrison, New York 10528

Administrative Office:
570 Carillon Parkway
St. Petersburg, Florida 33716
1-800-322-7353
http://www.tflic.com/ny

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the TFLIC TRANSAMERICA JOURNEY flexible premium variable life insurance policy offered by Transamerica Financial Life Insurance Company. You may obtain a copy of the prospectus dated_________ by calling our administrative office at 1-800-322-7353 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to our mailing address, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.  The prospectus sets forth information that a prospective investor should know before investing in a Policy.  Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the Transamerica Series Trust – Initial Class, the Fidelity Variable Insurance Products Funds– Service Class 2, and the American Funds Insurance Series ˗ Class 2.

[add form number]

In order to supplement the description in the prospectus, the following provides additional information about Transamerica Financial Life Insurance Company (“Transamerica Financial ”) and the Policy, which may be of interest to a prospective purchaser.

The Policy – General Provisions

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner	•	Change the owner by providing written notice, in good order, to us at our mailing address at any time while the insured is alive and the Policy is in force.
	•	Change is effective as of the date that the written notice is accepted by us in good order, at our mailing address.
	•	Changing the owner does not automatically change the beneficiary.
	•	Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
	•	We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	•	The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
	•	If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit unless the beneficiary designation states otherwise.
	•	If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
	•	If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner's estate upon the insured's death.

Changing the Beneficiary	•	The owner changes the beneficiary by providing written notice to us, in good order, at our mailing address.
	•	Change is effective as of the date the owner signs the written notice.
	•	We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	•	The owner may assign Policy rights while the insured is alive.
	•	The owner retains any ownership rights that are not assigned.
	•	Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
	•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
	•	We are not:
> bound by any assignment unless we receive a written notice of the assignment at our mailing address;
> responsible for the validity of any assignment;
> liable for any payment we made before we received written notice of the assignment at our mailing address; or
> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
	•	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Selecting the tax test	•
The owner may elect either the guideline premium test or the cash value accumulation test.  Your election may affect the amount of the death benefit payable under your Policy, the amount of premiums you may pay, and the amount of your monthly deduction.

1

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy for two years from the Policy date.  For any portion of the face amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two year contestability period shall apply to each increase in face amount that requires evidence of insurability beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy or requested increase that requires evidence of insurability, has been in force during the insured's lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loan balance amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.  For any portion of the face amount that is issued as a result of a conversion, the suicide period is measured from the later of the Policy date of the Policy that was converted or the latest effective date of reinstatement of the converted policy.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in face amount that requires evidence of insurability, our liability with respect to such increase will be limited to its cost of insurance charges and any monthly expense charges.

Misstatement of Age or Gender

If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge and monthly expense charge for the most recent monthly deduction would have purchased based on the insured's correct age and gender.

Modifying the Policy

Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in the Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

 Shares of the portfolios are sold to other separate accounts that we (or our affiliates) establish to support other variable annuity contracts and variable life insurance policies we (or our affiliates) issue.  Shares of some portfolios are also sold to separate accounts of unaffiliated life insurance companies.  It is possible in the future that you may be disadvantaged when the separate account invests in a portfolio that also (1) invests in separate accounts of unaffiliated life insurance companies, and (2) invests in separate accounts (including those of our affiliates) funding variable annuity contracts.

Neither we nor the funds currently foresee that you would be disadvantaged in this manner.  Each fund’s board of directors/trustees monitors its fund to identify any material conflicts that may arise between the interests of owners of variable annuity contracts and those of owners of variable life insurance policies, as well as between the interests of owners of contracts issued by different unaffiliated life insurance companies (“material conflicts”).  Such boards of directors/trustees are obligated to determine what action, if any, must be taken to resolve any material conflicts that arise.  Such action could include requiring the separate account, or separate accounts of affiliated or unaffiliated insurance companies, to withdraw their investments in a portfolio and such withdrawals could have adverse consequences to owners.  In addition, we have entered into an agreement with each fund on behalf of the separate account governing the separate account’s investment in that fund’s portfolios (the “participation agreement”).  The participation agreement contains provisions designed to protect owners in the event of material conflicts.

2

Material conflicts affecting owners could result in a number of situations including: (1) differences in state insurance law applicable to different life insurance companies whose separate accounts are invested in a portfolio; (2) changes in tax law or regulations that result in changes to a portfolio that have a disparate effect on different life insurance companies whose separate accounts are invested in the portfolio, or on different types of variable contracts invested in the portfolio; (3) actions or omissions by a fund that operate to the advantage of one group of variable contract owners at the expense of another group or groups; (4) changes to a portfolio approved at a shareholders’ meeting as a result of voting by one group of variable contract owners to the disadvantage of another group or groups;  and (5) disparate provisions in the participation agreements of different unaffiliated insurance companies or the pursuit of remedies under such an agreement by one insurance company to the detriment of one or more other insurance companies.

Notwithstanding our reasonable efforts and those of the funds, there is the risk that actions or omissions of the fund in response to material conflicts may disadvantage our policyowners.  If we believe that a fund’s response to any of these events or conflicts is insufficient to protect our policyowners, we will undertake appropriate actions on our own, which may include withdrawing the separate account’s investments in the fund.

If a fund's Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Transamerica Financial Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy.  We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio.  New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers.  We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account.  We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.  We may also decide to purchase securities from other portfolios for the separate account.  We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives.  We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant.  We will make any new subaccounts available to existing owners on a basis we determine.  We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change.  If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

Death Benefit

To qualify as “life insurance” under the federal tax laws, the Policy must provide a minimum death benefit.  The minimum death benefit will be determined as of the date of death of the insured.  Under current federal tax law, either the “guideline premium” test or the “cash value accumulation” test may be used to determine whether the Policy qualifies as “life insurance” under the Internal Revenue Code.

The “guideline premium” test limits the dollar amount of payments you may make under a Policy. There are no legal limits on the amount of premium payments under the “cash value accumulation” test, although we may apply our own limits.  The factors used to determine the minimum death benefit applicable to a given policy value are different under the two tests.

You must elect one of the tax tests at the time of application for the Policy.  You may not change tests.  You should consult a qualified tax advisor in choosing between the “guideline premium” and the “cash value accumulation” tests and in choosing a death benefit option.

The minimum death benefit is computed by multiplying the policy value as of the date of the insured’s death by a limitation percentage for the insured’s age.  Under the cash value accumulation test, the policy value in this calculation is reduced by any applicable net single premium for riders that are qualified additional benefits before multiplying by the limitation percentage.  The minimum death benefit factors will be adjusted to conform to any changes in federal tax laws.

3

Additional Information

Additional Information about Transamerica Financial Life and the Separate Account

Transamerica Financial Life is a stock life insurance company that is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services.  All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, a public company under Dutch law. Transamerica Financial Life's home office is located at 440 Mamaroneck Avenue, Harrison, New York 10528 and the mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Transamerica Financial Life was incorporated in 1947 under the laws of New York and is subject to regulation by the Superintendent of Insurance of the State of New York, as well as by the insurance departments of all other states and jurisdictions in which it does business. Transamerica Financial Life is licensed to sell insurance in 49 states (including New York) and in the District of Columbia. Transamerica Financial Life submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Transamerica Financial Life established the separate account as a separate investment account under New York law in 1994. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Transamerica Financial Life, as well as for other purposes permitted by law.

The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of an investment company under the federal securities laws. However, the SEC does not supervise the management of the investment practices or policies of the separate account.

The separate account has sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Since all of the portfolios are available to certain other registered separate accounts offering variable annuity and variable life insurance products of Transamerica Financial Life and of other insurance companies, there is a possibility of a material conflict. If such a conflict arises between the interests of TFLIC Series Life Account and one or more other separate accounts investing in the portfolios, the affected insurance companies will take steps to resolve the matter. These steps may include stopping their separate accounts from investing in the portfolios. See the portfolios’ prospectuses for greater detail on this subject.

Legal Matters

All matters relating to federal securities laws and New York law pertaining to the Policy have been passed upon by Arthur D. Woods, Esq., Vice President of Transamerica Financial Life Insurance Company.

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the face amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

The illustrations are not a representation or guarantee of investment returns or policy value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Our affiliate, Transamerica Capital, Inc. (“TCI”) serves as principal underwriter for the Policies.  TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.  TCI is an affiliate of Transamerica Financial and, like Transamerica Financial, is an indirect, wholly owned subsidiary of AEGON USA.  TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (“FINRA”).  TCI is not a member of the Securities Investor Protection Corporation.

4

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with TCI.  Sales representatives are appointed as our insurance agents.

During fiscal years 2013, 2012 and 2011, the amounts paid to TCI in connection with all Policies sold through the separate account were, $ 650,620.70, $692,249.44, and $1,029,706.69, respectively. TCI passes through to selling firms commissions it receives to selling firms for their sales, and does not retain any portion of any commissions. Our parent company provides capital distributions to TCI and pays for TCI's operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or Transamerica Financial Advisors, Inc. (“TFA”) may pay certain selling firms additional cash amounts for:  (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other expenses incurred by them.  These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

>	the current policy value	>	any activity since the last report
>	the current cash surrender value	>	projected values
>	the current death benefit	>	investment experience of each subaccount
>	loan balances	>	any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in face amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

We will maintain all records relating to the separate account and the fixed account.

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Financial at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firms respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. (Note: 2013 Financials to come upon completion.)

Experts

Actuarial matters included in this SAI have been examined by Randy Wright, Actuary and Assistant Vice President of Transamerica Financial, as stated in the opinion filed as an exhibit to the registration statement.

Underwriters

Underwriting Standards

The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age.

Your cost of insurance charge is based on a number of factors, including, but not limited to, the insured's gender, age of insured on the Policy date, age of insured at the time of any increase in face amount, face amount band, length of time from the Policy date or from the date of any requested increase in face amount, and underwriting class.  We currently place insureds into the following underwriting classes of risk:

5

•	Select Non-Smoker
•	Preferred Non-Smoker
•	Standard Non-Smoker
•	Preferred Smoker
•	Standard Smoker
•	Juvenile

The preferred classes of risk are not available for Policies issued with a face amount at a level for which our underwriting requirements do not require a blood test.  We also place insureds in various sub-standard underwriting classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco.

Performance Data

Other Performance Data in Advertising Sales Literature

We may compare each subaccount's performance to the performance of:
•	other variable life issuers in general;
•
variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar"); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance, and Fortune);

>
Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.

•	the Standard & Poor's Index of 500 Common Stocks, or other widely recognized indices;
	>	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or
•	other types of investments, such as:
	>	certificates of deposit;
	>	savings accounts and U.S. Treasuries;
	>	certain interest rate and inflation indices (e.g., the Consumer Price Index); or
>
indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g.,Nasdaq 100 Index, NYSE Acra Oil Index, Morgan Stanley High-Technology 35 Index, PHLX Gold/Silver Index, or S&P 100 Index).

Transamerica Financial Life’s Published Ratings

We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody's Investors Service, Inc., Standard & Poor's Insurance Rating Services, and Fitch, Inc. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

Financial Statements

Transamerica Financial’s statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account's financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Transamerica Financial’s ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Transamerica Financial’s statutory-basis financial statements and schedules at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

The separate account’s financial statements for the period ended December 31, 2013, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

NOTE: FINANCIAL STATEMENTS DATED DECEMBER 31, 2013
WILL BE FILED UPON COMPLETION IN A SUBSEQUENT FILING

6

PART C - OTHER INFORMATION
Item 26.                    Exhibits
(a)		Resolution of the Board of Directors of Transamerica establishing the separate account (1)
(b)		Not Applicable
(c)		Distribution of Policies
	(i)	Master Service and Distribution Compliance Agreement (2)
	(ii)	Amendment to Master Service and Distribution Compliance Agreement (3)
	(iii)	Form of Broker/Dealer Supervisory and Service Agreement (3)
	(iv)	Amended and Restated Principal Underwriting Agreement dated January 25, 2005. Principal Underwriting Agreement (13)
	(v)	First Amendment No. 1 to Principal Underwriting Agreement (13)
	(vi)	Amendment No. 2 and Novation to the amended and restated Principal Underwriting Agreement dated May 1, 2007. Principal Underwriting Agreement with Transamerica Capital, Inc. (13)
	(vii)	Amendment No. 3 to the amended and restated Principal Underwriting Agreement dated Nov. 1, 2007. (13)
	(viii)	Amendment No. 4 to the amended and restated Principal Underwriting Agreement dated May 1, 2008. (13)
(d)		Policies
	(i)	Specimen Flexible Premium Variable Life Insurance Policy (8)
	(ii)	Children’s Benefit Rider (8)
	(iii)	Terminal Illness Accelerated Death Benefit Endorsement (8)
	(iv)	Additional Insured Rider (8)
	(v)	Base Insured Rider (8)
	(vi)	Disability Waiver of Monthly Deduction Rider (8)
	(vii)	Disability Waiver of Premium Rider (8)
	(viii)	Accidental Death Benefit Rider (8)
	(ix)	Dollar Cost Averaging Endorsement (8)
	(x)	Asset Rebalancing Program Endorsement (8)
	(xi)	Overloan Protection Rider (8)
	(xii)	Income Protection Option (8)
	(xiii)	Long Term Care Rider (8)
(e)		Application for Flexible Premium Variable Life Insurance Policy (8)
(f)	(i)	Certificate of Incorporation of AUSA Life (1)
	(ii)	Amended and Restated By-Laws of AUSA Life (1)
(g)		Reinsurance Contracts
(i)
Reinsurance Treaty dated May 1, 1999 Among AUSA Life, Phoenix Home Life Mutual Insurance Company, Swiss Re Life & Health America, Inc., The Lincoln National Life Insurance Company and Transamerica Occidental Life Insurance Company and Amendments Thereto (7)

(h)		Participation Agreements
	(i)	Participation Agreement Among AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co. of Ohio and WRL Series Fund, Inc. (6)
	(ii)	Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and AUSA Life dated August 31, 2000 (4)
	(xx)	Participation Agreement Among Transamerica Financial Life Insurance Company, American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2009 (8)
(i)		Not Applicable
(j)		Not Applicable
(k)		Opinion and Consent of Arthur D. Woods, Esq. as to Legality of Securities Being Registered (8)
(l)		Opinion and Consent of Randy Wright as to Actuarial Matters Pertaining to the Securities Being Registered (8)
(m)		Not Applicable
(n)		Other Opinions
	(i)	Written Consent of Sutherland Asbill & Brennan LLP (8)
	(ii)	Written Consent of Ernst & Young LLP (8)

(o)		Not Applicable
(p)		Not Applicable
(q)	(i)	Memorandum describing issuance, transfer and redemption procedures (8)
(r)		Powers of Attorney
Name
	(i)	Peter Kunkel
	(ii)	Peter P. Post
	(iii)	William Brown, Jr.
	(iv)	John T Mallet
	(v)	Elizabeth Belanger
	(vi)	Steven E. Frushtick
	(vii)	Marc Cahn
	(viii)	Eric J. Martin

_____________________________________
(1)	This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form S-6 Registration Statement dated October 20, 1997 (File No. 33-86696) and is incorporated herein by reference.
(2)	This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 Registration Statement dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
(3)	This exhibit was previously filed on Post-Effective Amendment No. 4 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
(4)	This exhibit was previously filed on Post-Effective Amendment No. 3 to Form S-6 Registration Statement dated April 18, 2001 (File No. 333-38343) and is incorporated herein by reference.
(5)	This exhibit was previously filed on Pre-Effective Amendment No. 3 to Form S-6 Registration Statement dated June 23, 1998 (File No. 33-86696) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Post-Effective Amendment No. 2 to Form N-6 Registration Statement dated February 20, 2003 (File No. 333-61654) and is incorporated herein by reference.
(7)	This exhibit was previously filed on Post-Effective Amendment No. 8 to Form N-6 Registration Statement dated April 25, 2008 (File 333-113442) and is incorporated herein by reference.
(8)	To be filed by amendment.

Item 27.                    Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Peter Kunkel	(1)	Chairman of the Board and President
William Brown, Jr.	(3)	Director
John T. Mallett	(2)	Director and Vice President
Steven E. Frushtick	(4)	Director
Peter P. Post	(5)	Director
Elizabeth Belanger	(1)	Director and Vice President
Marc Cahn	(6)	Director, Senior Vice President, Division General Counsel and Assistant Secretary
Eric J. Martin	(2)	Controller
_____________

(1)440 Mamaroneck Ave., Harrison NY 10528
(2) 4333 Edgewood Rd., NE, Cedar Rapids Iowa 52499-0001
(3) 14 Windward Ave., White Plains, NY 10605
(4) 500 Fifth Ave., New York, NY 10110
(5) 415 Madison Ave., New York, NY 10017
(6) 24 Prime Park Way, Natick, MA 01760

Item 28.  Persons Controlled by or Under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments
AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor
AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Canada ULC	Canada
AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock.  TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.

Holding company
AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor
AEGON-CMF GP, LLC	Delaware	Transamerica Realty Services, Inc. is sole Member	Investment in commercial mortgage loans
AEGON Core Mortgage Fund, LP	Delaware	Partners: AEGON USA Realty Advisors, LLC (99%); AEGON-CMF GP, LLC (1%)	Investment in mortgages
AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company
AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company
AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.
AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand
AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company
AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing
AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company
AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage
AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.
AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.
AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.
Authorized business:  Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing
AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager
AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies
AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance
AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (86.0457%) ; Monumental Life Insurance Company (13.9543%)	Investment vehicle for securities lending cash collateral
AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company
AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.
AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company
AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company
AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments
AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company
AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive
ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate
ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate
American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company
AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	affordable housing
AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	affordable housing
ARC Reinsurance Corporation	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance
ARV Pacific Villas, A California Limited Partnership	California
Partners:  Transamerica Affordable Housing - 0.05% General Partner; non-AEGON affiliate, Jamboree Housing Corporation - 0.05% Managing General Partner; Transamerica Life Insurance Company - 67% Limited Partner; Monumental Life Insurance Company - 32% Limited Partner
Property
Asia Business Consulting Company	China	100% Asia Investments Holdings, Limited	Provide various services upon request from Beijing Dafu Insurance Agency.
Asia Investments Holdings, Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company
AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company
AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate
AUSACAN LP	Canada	General Partner - AUSA Holding Co. (1%); Limited Partner - AEGON USA, LLC (99%)	Inter-company lending and general business

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services
Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable Housing, Inc.	Investments in low income housing tax credit properties
Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties
Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties
Beijing Dafu Insurance Agency Co. Ltd.	Peoples Republic of China	10% owned by WFG China Holdings, Inc.; 90% owned by private individual (non-AEGON associated)	Insurance Agency
Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company
CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose
Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments
Clark/Bardes (Bermuda) Ltd.	Bermuda	100% Clark Consulting, LLC	Insurance agency
Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company
Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm
Clark Investment Strategies, inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor
Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer
Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company
Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada
Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency
Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance
CRI Canada Inc.	Canada	100% Creditor Resources, Inc.	Holding company
CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance
Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments
Diversified Investment Advisors, Inc.	Delaware	100% Diversified Retirement Corporation	Investment advisor
Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer
Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership
FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production
FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production
FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate
FGH USA LLC	Delaware	100% RCC North America LLC	Real estate
FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate
FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate
FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate
FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate
Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary
First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments
Fourth & Market Funding, LLC	Delaware	Commonwealth General Corporation owns 0% participating percentage, but is Managing Member. Ownership: 99% Monumental Life Insurance Company and 1% Garnet Assurance Corporation II	Inactive
Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate
Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments
Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments
Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments
Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities
Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments
Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments
Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments
Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments
Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments
Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (0.01%); Metropolitan Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments
Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments
Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments
Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments
Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments
Garnet LIHTC Fund XVII, LLC	Delaware
 Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON  (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).
Investments
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments
Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments
Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXIV, LLC	Delaware
Members:  Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON:  New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.3%) and Principal Life Insurance Company (31.49%)
Investments
Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable Housing I LLC (1%)	Investments
Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments
Garnet LIHTC Fund XXVII, LLC	Delaware
Members:  Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON:  Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Brank and Trust Company (18.1714%)
Investments
Garnet LIHTC Fund XXVIII, LLC	Delaware
Members:  Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON:  USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)
Real estate investments
Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable Housing I, LLC (1%)	Investments
Garnet LIHTC Fund XXXII, LLC	Delaware	Members: Garnet Community Investment XXXII, LLC (0.01%); non-affiliates of AEGON: New York Life Insurance Company (50.38%); New York Life Insurance Annuity Corporation (49.61%)	Investments
Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments
Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments
Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments
Garnet LIHTC Fund XXXVI, LLC	Delaware	Sole Member - Garnet Community Investments XXXVI, LLC	Investments
Garnet LIHTC Fund XXXVII, LLC	Delaware	Sole Member - Garnet Community Investments XXXIII, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance
Hadley Apartments, LLC	Massachusetts
Members:  Garnet LIHTC Fund XV, LLC (99.99% investor member); Transamerica Affordable Housing, Inc. (non-owner manager); Main South Community Development Corporation , a non-affiliate of AEGON (.01% special member)
affordable housing
Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Imani Fe, LP	California
Partners:  Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner manager); non-affiliates of AEGON:  ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable Housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)
affordable housing
Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency
Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments
Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments
Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments
Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment
IWA Commercial Venture, LLC	Georgia	Members: Investors Warranty of America, Inc. (99.9%); non-AEGON affiliate, Rooker/Commerce 962, LLC	Maintain property tax abatement
LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments
Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company
Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities
LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company
LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company
McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund
MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies
Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Viriginia for United Financial Services, Inc.
Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator
Monumental Life Insurance Company	Iowa	87.72% Commonwealth General Corporation; 12.28% AEGON USA, LLC	Insurance Company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary
New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity
Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance
Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company
Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary
Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
Primus Guaranty, Ltd.	Bermuda
Partners are:  Transamerica Life Insurance Company (13.1%) and non-affiliates of AEGON:  XL Capital, Ltd. (34.7%); CalPERS/PCO Corporate Partners Fund, LLC (13.0%); Radian Group (11.1%). The remaining 28.1% of stock is publicly owned.
Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities
Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance
RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment
Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment
Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment
Realty Information Systems, Inc.	Iowa	100% Transamerica Realty Services, LLC	Information Systems for real estate investment management
Retirement Project Oakmont	California
General Partner: Transamerica Oakmont Retirement Associates, a CA limited partnership; Transamerica Life Insurance Company (limited partner); and Oakmont Gardens, a CA limited partnership (non-AEGON entity limited partner).  General Partner of Transamerica Oakmont Retirement Associates is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.
Senior living apartment complex
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company
Second FGP LLC	Delaware	100% FGH USA LLC	Real estate
Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.
Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance
St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
Stonebridge Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company
Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation
Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company
Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company
Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company
TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity
TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments
TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estatement investments
TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property
TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company
TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company
The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	AEGON International B.V.	Voting Trust
The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Investors Waranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.
TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company
TIHI Mexico, S. de R.L. de C.V.	Mexico	95% Transamerica International Holdings, Inc.; 5% Transamerica Life Insurance Company
To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company
Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company
Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company
Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Aquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed read estate.
Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company
Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Advisors Life Insurance Company of New York	New York	100% AEGON USA, LLC	Insurance company
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership
Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary
Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements
Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor
Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation
Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Consultora Y Servicios Limitada	Chile	95% Transamerica Life Insurance Company; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation
Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company
Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance
Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company
Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company
Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant
Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance
Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer
Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance
Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund
Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing
Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.
Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor
Transamerica Leasing Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company
Transamerica Life Insurance Company	Iowa
676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation;  30,564 shares of Preferred Stock owned by AEGON USA, LLC
Insurance
Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - - will primarily write fixed universal life and term insurance
Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties
Transamerica Oakmont Retirement Associates	California	General Partner is Transamerica Oakmont Corporation. 100 units of limited partnership interests widely held by individual investors.	Senior living apartments
Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company
Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company
Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments
Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	To provide education and information regarding retirement and economic issues.
Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement Plan Services
Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company
Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.
Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services
Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency
Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator
Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance
WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing
WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance
WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
Yarra Rapids, LLC	Delaware	Yarra Rapids Management, LLC is the non-owner Manager	Real estate investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Yarra Rapids Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Company organized for the intention of real estate investments but no business at this time
Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive
Zero Beta Fund, LLC	Delaware
Members are:  Transamerica Life Insurance Company (82.35%);  Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%)  Manager:  AEGON USA Investment Management LLC
Aggregating vehicle formed to hold various fund investments.

Item 29.                 Indemnification

Provisions exist under the New York Law, the Articles of Incorporation of Transamerica and the Amended and Restated By-Laws of Transamerica whereby Transamerica may indemnify certain persons against certain payments incurred by such persons.  The following excerpts contain the substance of these provisions.

New York Business Corporation Law

Section 722.                      Authorization for indemnification of directors and officers

(a)           A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b)           The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c)           A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

Amended and Restated Bylaws

ARTICLE II

DIRECTORS AND THEIR MEETINGS

SEC. 7.                      Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties.  The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct.  The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law.  Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Transamerica Financial Life pursuant to the foregoing provisions or otherwise, Transamerica Financial Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Transamerica Financial Life of expenses incurred or paid by a director, officer or controlling person of Transamerica Financial Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Transamerica Financial Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.                    Principal Underwriter

(a)       Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA M, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Separate Account VA W, Separate Account VA X, Separate Account VA Y; Separate Account VA EE, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6,

Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA N, Separate Account VA BNY, Separate Account VA HNY, Separate Account VA PP, Separate Account VA QNY, Separate Account VA QQ, Separate Account VA WNY, Separate Account VA YNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account and TFLIC Series Life Account.  These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B.  These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC and Separate Account VL E.  This account is a separate account of Monumental Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II.  These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II.  These accounts are separate accounts of Transamerica Advisors Life Insurance Company of New York.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)           Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Thomas A. Swank	(1)	Director
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Erin K. Burke	(1)	Assistant Secretary
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Christy Post-Rissin	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Darin D. Smith	(1)	Assistant Vice President

Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Carrie N. Powicki	(2)	Secretary
Karen R. Wright	(3)	Treasurer
Wesley J. Hodgson	(2)	Vice President

(1)     4333 Edgewood Road N.E., Cedar Rapids, IA  52499-0001
(2)     4600 S Syracuse St, Suite 1100, Denver, CO  80237-2719
(3)     100 Light Street, Floor B1, Baltimore, MD  21202
(4)     440 Mamaroneck Avenue, Harrison, NY  10528
(5)     570 Carillon Parkway, St. Petersburg, FL  33716

(c)       Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions*	Compensation on Redemption	Brokerage Commissions(1)	Compensation
Transamerica Capital, Inc.	0	0	$ 650,620.70	0

(1)	Fiscal Year 2012

* TCI passes through any commissions paid to it to the selling firms and does not retain any portion of such payments.

Item 31.                  Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Transamerica at 440 Mamaroneck Avenue, New York 10528, 4800 140th Avenue North, Clearwater, Florida  33762, or 12855 Starkey Road, Largo, Florida  33773.

Item 32.                  Management Services

Not Applicable

Item 33.                  Undertakings

Transamerica Financial Life Insurance Company hereby represents that the fees and charges deducted under the TFLIC Transamerica Journey Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica.

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable life policies may be accepted.

Registrant furthermore agrees to include either as part of any application to purchase a Policy offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-6 promptly upon written or oral request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg, State of Florida, on this 24th day of March, 2014.

TFLIC SERIES LIFE ACCOUNT
(Registrant)

By;/s/Peter G. Kunkel
Peter G. Kunkel*/
Chairman of the Board and President

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
(Depositor)

By: /s/Peter G. Kunkel
Peter G. Kunkel*/, Chairman of the Board and President of
Transamerica Financial Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Title		DATE

/s/ Peter G. Kunkel Peter G.Kunkel*/	Chairman of the Board and President*	March 24, 2014

/s/ William Brown, Jr. William Brown, Jr. */	Director	March 24, 2014

/s/John T. Mallett John T. Mallett*/	Director and Vice President	March 24, 2014

/s/ Steven E. Frushtick Steven E. Frushtick*/	Director	March 24, 2014

/s/Peter P. Post Peter P. Post*/	Director	March 24, 2014

/s/ Elizabeth Belanger Elizabeth Belanger*/	Director and Vice President	March 24, 2014

/s/Marc Cahn Marc Cahn*/	Director, Senior Vice President, Division General Counsel, and Assistant Secretary	March 24, 2014

/s/Eric J. Martin Eric J. Martin*/	Controller	March 24, 2014

/s/ Arthur D. Woods
*/ Signed by Arthur D. Woods
As Attorney in Fact pursuant to Powers of Attorney

Exhibit Index

Exhibit                           Description
No.                           of Exhibit*

All exhibits will be filed by amendment.